Exhibit 99.1

New Gold Inc.

Technical Report on the

New Afton Mine,

British Columbia, Canada

NI 43-101 Report

Qualified Persons:

R. Dennis Bergen, P.Eng.

Holger Krutzelmann, P.Eng.

David W. Rennie, P. Eng.

March 23, 2015

Report Control Form

Document Title	Technical Report on the New Afton Mine, British Columbia, Canada

Client Name & Address	New Gold Inc. 1800-555 Burrard Street Vancouver, British Columbia V7X 1M9

Document Reference	Project #2400	Status & Issue No.	FINAL Version

Issue Date	March 23, 2015

Lead Author	David W. Rennie R. Dennis Bergen Holger Krutzelmann	(Signed) (Signed) (Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	Graham G. Clow	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 1130 West Pender Street, Suite 388 Vancouver, BC V6E 4A4 Canada Tel: +1 604 602 6767 Fax: +1 604 602 0235 mining@rpacan.com

www.rpacan.com

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

Certain information and statements contained in this report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes or developments that New Gold and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements include, but are not limited to, statements with respect to the future operation of the New Afton mine and the development and operation of the C-zone; the life of mine plan; expected costs and expenditures; the outcome of the mill expansion project; the subsidence area related to future activities; and estimates of mineral reserves and resources.

All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to, and subject to, such specific assumptions discussed in more detail elsewhere in this report, the forward-looking statements in this report are subject to the following assumptions: (1) there being no signification disruptions affecting the development and operation of the New Afton mine; (2) the exchange rate between the Canadian dollar and U.S. dollar being approximately consistent with current levels; (3) the availability of certain consumables and services and the prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (4) labour and materials costs increasing on a basis consistent with current expectations; (5) that all environmental approvals, required permits, licenses and authorizations will be obtained from the relevant governments and other relevant stakeholders within the expected timelines; (6) certain tax rates, including the allocation of certain tax attributes; (7) the availability of capital resources; and (8) assumptions made in mineral resource and reserve estimates, including geological interpretation grade, recovery rates, gold, copper and silver price assumptions, and capital and operational costs, and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the assumptions and parameters discussed herein not being realized; decreases in gold, copper or silver prices; cost of labour, supplies, fuel and equipment rising; actual results of current exploration; discrepancies between actual and estimated production, reserves, resources and recoveries; exchange rate fluctuations; title risks; regulatory risks, and political or economic developments in Canada; changes to tax rates; risks and uncertainties with respect to obtaining any required land use rights or other tenure; risks

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associated with obtaining, maintaining, amending and renewing permits and complying with permitting requirements; and other risks involved in the gold exploration, development and mining industry; as well as those risk factors discussed elsewhere in this report, in New Gold’s latest Annual Information Form, Management’s Discussion and Analysis and its other SEDAR filings from time to time. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. New Gold and the Qualified Persons who authored of this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information  concerning  New Afton  has  been  prepared  in  accordance  with  Canadian  standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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Table Of Contents

PAGE

1 Summary	1-1
Executive Summary	1-1
Economic Analysis	1-5
Technical Summary	1-6

2 Introduction	2-1

3 Reliance on Other Experts	3-1

4 Property Description and Location	4-1
Land Tenure	4-1

5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1

6 History	6-1

7 Geological Setting and Mineralization	7-1
Regional Geology	7-1
Local Geology	7-3
Property Geology	7-6
Mineralization	7-14

8 Deposit Types	8-1

9 Exploration	9-1
Exploration Potential	9-2

10 Drilling	10-1

11 Sample Preparation, Analyses and Security	11-1

12 Data Verification	12-1

13 Mineral Processing and Metallurgical Testing	13-1
Metallurgical Testing	13-1
C-Zone Metallurgical Testwork	13-10

14 Mineral Resource Estimate	14-1
Introduction	14-1
Database	14-3
Estimation Domains and Wireframes	14-5
Probability Shell	14-11
Bulk Density	14-11
Composites	14-12
Treatment of High Assays	14-15
Geostatistical Analyses	14-17
Block Model	14-17
Interpolation Parameters	14-18
Block Model Validation	14-19

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Classification	14-22
Cut-off Grade	14-23
Comparison With Previous Estimates	14-26
Model Used For the C-zone Scoping Study	14-27

15 Mineral Reserve Estimate	15-1
Summary	15-1
PCBC Software	15-2
Dilution	15-4
Cut-off Grade	15-4
Changes from 2013 Mineral Reserve Estimate	15-5
Classification of Mineral Reserves	15-6
West Cave Subsidence Offset	15-6
Reconciliation	15-9
RPA Opinion	15-17

16 Mining Methods	16-1
Mine Design	16-1
Mining Method	16-5
Grade Control	16-14
Drawpoint Operations	16-18
Geomechanics	16-19
Ground Support	16-31
Cave Monitoring (Surface and Underground)	16-32
Air Gap Analysis	16-35
Mudrush Risk Procedure	16-35
Development Schedule	16-38
Life of Mine Plan	16-40
Mine Infrastructure	16-41
Ventilation Arrangements	16-45
Groundwater Management	16-46
Mine Equipment	16-46

17 Recovery Methods	17-1
Grinding	17-1
Flotation	17-1
Dewatering	17-2
Mill Expansion Project	17-2
2014 Production and Costs	17-3

18 Project Infrastructure	18-1
Site Services	18-1
Electrical power	18-1
New Afton Tailings	18-1

19 Market Studies and Contracts	19-1
Markets	19-1
Contracts	19-1

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20 Environmental Studies, Permitting, and Social or Community Impact	20-1
Project Permitting	20-1
Compliance	20-3
Tailings Pond	20-4
Waste Water Management	20-5
Environmental Monitoring	20-7
Social or Community Requirements	20-7
Waste Rock	20-7
Mine Closure Requirements	20-7

21 Capital and Operating Costs	21-1
Capital Costs	21-1
Operating Costs	21-1

22 Economic Analysis	22-1

23 Adjacent Properties	23-1

24 Other Relevant Data and Information	24-1
C-zone Block Cave	24-1

25 Interpretation and Conclusions	25-1

26 Recommendations	26-1

27 References	27-1

28 Date and Signature Page	28-1

29 Certificate of Qualified Person	29-1

30 Appendix 1	30-1
List of Surface and Under-Surface Tenures	30-1

31 Appendix 2	31-1
Variogram Models	31-1

List Of Tables

PAGE
Table 1-1	Mineral Resources Exclusive of Mineral Reserves as of December 31, 2014	1-2
Table 1-2	New Afton Mineral Reserve Estimate as of December 31, 2014	1-3
Table 1-3	LOM Production Schedule	1-12
Table 1-4	December 2014 YTD Operating Costs	1-18
Table 1-5	LOM Unit Operating Costs	1-18
Table 1-6	C-zone Key Metrics	1-20
Table 4-1	Summary of Mineral Tenures	4-3
Table 6-1	New Afton Mine Production	6-3
Table 7-1	Fault Zones	7-11
Table 10-1	Summary of Drilling by Purpose	10-1
Table 10-2	Summary of Drilling by Type	10-2

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Table 10-3	Exploration Drilling by Year	10-2
Table 13-1	Percentage of Ore Type	13-1
Table 13-2	Bulk Samples	13-2
Table 13-3	Grinding Index Summary	13-4
Table 13-4	Concentrate Assays	13-6
Table 13-5	Variability (Batch) Test Summary Results	13-8
Table 14-1	Mineral Resources Exclusive of Mineral Reserves as of December 2014	14-2
Table 14-2	Sample Statistics (Length Weighted)	14-4
Table 14-3	Geologic Model Lithology Codes	14-7
Table 14-4	Bulk Density	14-12
Table 14-5	Uncut Composite Statistics by Domain	14-13
Table 14-6	Top Cuts/Search Range Limits	14-15
Table 14-7	Block Model Geometry	14-17
Table 14-8	Search Parameters For Gold, Copper, and Silver	14-19
Table 14-9	Search Parameters For Palladium, Arsenic, Mercury, and Antimony	14-19
Table 14-10	Depleted Mineral Resources to December 31, 2014	14-24
Table 14-11	Global Block Model Results (Inclusive of Mineral Reserves) at a Range of Cut-Off Grades	14-25
Table 14-12	New Afton Mineral Resources Inclusive of Mineral Reserves to December 31, 2014	14-26
Table 14-13	Comparison of 2013 and 2014 Mineral Resource Estimates (Inclusive of Mineral Reserves)	14-27
Table 14-14	New Afton Mineral Resources Inclusive of Mineral Reserves to July 31, 2014	14-28
Table 14-15	Comparison of September and December 2014 Mineral Resource Estimates	14-28
Table 15-1	New Afton Mineral Reserve Estimate as of December 31, 2014	15-1
Table 15-2	B-1/B-2 PCBC Parameters 2013 and 2014	15-3
Table 15-3	B-3 Mineral Reserve Parameters 2013 and 2014	15-4
Table 15-4	2014 vs. 2013 Change in Probable Mineral Reserves	15-5
Table 15-5	2014 vs. 2013 Change in Mineral Reserves by Zone	15-6
Table 16-1	Probable Mineral Reserve Estimate by Zone as of December 31, 2014	16-1
Table 16-2	Geotechnical RMR Block Model Dimensions and Extents	16-20
Table 16-3	RMR Interpolation Parameters	16-20
Table 16-4	Joint Set Orientation	16-25
Table 16-5	LOM Development Advance	16-39
Table 16-6	LOM Production Schedule	16-40
Table 16-7	Major Mine Equipment List	16-47
Table 16-8	2014 Major Fleet Availability Averages	16-48
Table 17-1	2014 Process Plant Production/Costs	17-3
Table 20-1	List of Permits	20-2
Table 20-2	Non-compliance Incidents	20-3
Table 21-1	Capital Costs	21-1
Table 21-2	December 2014 YTD Operating Costs	21-2
Table 21-3	LOM Unit Operating Costs	21-2
Table 21-4	LOM Manpower Level	21-3
Table 24-1	C-zone Key Metrics	24-5
Table 24-2	C-zone Mineral Resource Estimate as of September 15, 2014	24-6
Table 24-3	Mineral Resources in C-Zone Mine Plan	24-9
Table 24-4	C-zone PCBC Parameters	24-9
Table 24-5	C-zone Development Schedule	24-18
Table 24-6	Production Schedule	24-19

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Table 24-7	C-zone Capital Forecast	24-19
Table 24-8	Operating Cost Breakdown	24-20
Table 24-9	Cash Flow Summary	24-23
Table 24-10	After-tax Cash Flow Sensitivity	24-25

List Of Figures

PAGE
Figure 4-1	Location Map	4-5
Figure 4-2	Surface Tenures	4-6
Figure 4-3	Mineral Claims	4-7
Figure 7-1	Regional Geology	7-2
Figure 7-2	Local Geology	7-5
Figure 7-3	Level Plan of the Geology at the 5150m Elevation	7-8
Figure 7-4	Level Plan Showing Faults in the Deposit	7-10
Figure 10-1	Drill Hole Locations	10-7
Figure 13-1	Mineral and Copper Composition	13-11
Figure 14-1	Cross Section Views of the Lithology, Alteration, and Mineralization Models	14-6
Figure 14-2	Potassic Alteration Zone Contact Plots for Gold and Copper	14-8
Figure 14-3	Hypogene Zone Contact Plots for Gold and Copper	14-9
Figure 14-4	Main Zone Domain Contact Plots for Gold and Copper	14-10
Figure 14-5	Example HERCO Plot for Gold	14-20
Figure 14-6	Example Comparison of Alternative Estimation Methods	14-21
Figure 14-7	Example Swath Plots	14-22
Figure 15-1	West Cave Subsidence Offset	15-8
Figure 15-2	Drawpoint reconciliation	15-10
Figure 15-3	Drawpoint Performance	15-10
Figure 15-4	2014 Gold Grade Profile	15-11
Figure 15-5	2014 Copper Grade Profile	15-11
Figure 15-6	F1 Grade Reconciliation	15-13
Figure 15-7	F1 Metal Content Reconciliation	15-14
Figure 15-8	F2 Grade Reconciliation	15-14
Figure 15-9	F2 Metal Content Reconciliation	15-15
Figure 15-10	F3 Grade Reconciliation	15-16
Figure 15-11	F3 Metal Content Reconciliation	15-16
Figure 16-1	Mine Schematic	16-2
Figure 16-2	Mine Development	16-3
Figure 16-3	New Afton Long Section	16-4
Figure 16-4	Schematic of New Afton Levels	16-6
Figure 16-5	Lift 1 Cross Section	16-6
Figure 16-6	Lift 1 Extraction Sequence	16-9
Figure 16-7	Lift 1 Cave Profile Estimate at August 2013	16-10
Figure 16-8	Lift 1 Cave Profile Estimate at December 2013	16-11
Figure 16-9	Lift 1 Cave Profile Estimate at June 2014	16-12
Figure 16-10	Lift 1 Cave Profile Estimate at October 2014	16-13
Figure 16-11	B-3 Extraction Level Plan	16-15
Figure 16-12	B-3 Extraction Sequence	16-16
Figure 16-13	West Cave Sample Frequency	16-17
Figure 16-14	Geotechnical Logging Sheet	16-21

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Figure 16-15	Long Section of RMR 76	16-22
Figure 16-16	Caving Stability Chart	16-24
Figure 16-17	Joint Sets	16-26
Figure 16-18	Fragmentation Map	16-28
Figure 16-19	Surface Expression of Subsidence	16-29
Figure 16-20	FLAC3D Cave Simulation	16-30
Figure 16-21	Cave Monitoring	16-33
Figure 16-22	Projected West and East Cave Profiles	16-34
Figure 16-23	Mudrush Risk Map	16-36
Figure 16-24	Mudrush Risk Matrix	16-37
Figure 17-1	Process Flow Sheet	17-4
Figure 18-1	New Afton Tailings Storage Facility	18-3
Figure 20-1	Site Water Balance	20-6
Figure 24-1	Mine Area Plan View	24-2
Figure 24-2	Block Cave Outline Relative to the Existing Open Pit	24-3
Figure 24-3	C-zone HOD	24-10
Figure 24-4	C-zone Extraction Level Plan	24-11
Figure 24-5	Surface Layout and Tailings Area	24-17

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1 Summary

Executive Summary

Roscoe Postle Associates Inc. (RPA) was retained by New Gold Inc. (New Gold) to prepare an independent Technical Report on the New Afton Mine, located in British Columbia, Canada. The purpose of this report is to support the disclosure of the most recent estimates of Mineral Resources and Mineral Reserves, and to present the results of a scoping study of the C-zone completed by New Gold personnel. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the property on December 2 to 3, 2014.

The New Afton copper-gold mine is located 10 km from Kamloops, British Columbia. The operation occupies the site of the historic Afton open pit mine, which operated from 1977 until 1997. The present mine and concentrator facility was constructed by New Gold and officially commenced production in July 2012. For 2014, the mill operated at a rate of 13,100 tonnes per day (tpd) on feed from an underground block cave mine. In 2014, New Afton produced 84.5 million pounds of copper and 104,500 ounces of gold. Between the start of commercial production in July 2012 and the end of 2014, New Afton produced approximately 185 million pounds of copper and 229,000 ounces of gold.

In addition to the current operation at New Afton, New Gold has completed a scoping study of the potential to exploit the C-zone via block cave mining (the C-zone Scoping Study). The C-zone is a continuation of the New Afton copper-gold deposit, extending along strike and down plunge from the Main Zone being mined. Only Mineral Resources have been estimated for the C-zone at this time. The Scoping Study relates to the economic potential of the C-zone Mineral Resources and is not part of, and should be distinguished from, the current mining of B-zone Mineral Reserves.

The December 2014 Mineral Resource and Mineral Reserve estimates completed by New Afton personnel were reviewed by RPA. In RPA’s opinion, the estimation methodology, assumptions, and parameters used are reasonable and the estimates are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for

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Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions) as incorporated into NI 43-101.

The December 31, 2014 Mineral Resource estimate, exclusive of Mineral Reserves, is summarized in Table 1-1.

Table 1-1 Mineral Resources Exclusive of Mineral Reserves as of December 31, 2014
New Gold Inc. - New Afton Mine

Category	Tonnage	CuEq	Au	Ag	Cu	Au	Ag	Cu
	(kt)	(%)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Measured	26,100	1.61	0.90	2.4	1.04	753	2,000	600
Indicated	47,000	1.19	0.66	2.1	0.77	998	3,240	798
Measured and Indicated	73,100	1.34	0.75	2.2	0.87	1,750	5,235	1,400
Inferred	14,100	0.73	0.43	1.4	0.46	195	643	142

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.40% CuEq.
3.	Mineral Resources are estimated using long-term metal prices of US$3.25/lb Cu, US$1,300/oz Au, and $20.00/oz Ag.
4.	All estimates are exclusive of Mineral Reserves and include depletion to the date specified.
5.	Numbers may not add due to rounding.

The 2014 Mineral Reserve estimate was completed by New Afton personnel using the PCBC block cave modelling software (PCBC). It is based on the December 2014 Mineral Resource estimate, production records, and mine plans. New Afton has been preparing the Mineral Reserve estimates since 2012 and RPA has been reviewing the estimates since the previous Technical Report completed in 2009.

The Mineral Reserves were estimated only for the current west and east caves (B-1 and B-2 zones) and the planned B-3 cave. The Mineral Reserve estimate is summarized in Table 1-2.

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Table 1-2 New Afton Mineral Reserve Estimate as of December 31, 2014
New Gold Inc. – New Afton Mine

		Metal Grade			Contained Metal
Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(Mt)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Proven	-	-	-	-	-	-	-
Probable	42.0	0.56	2.3	0.84	760	3,119	781
Proven & Probable	42.0	0.56	2.3	0.84	760	3,119	781

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at an NSR cut-off grade of US$21/t for the B-1/B-2 area and US$24/t for the B-3 area.
3.	Mineral Reserves are estimated at US$3.00/lb Cu, US$1,200/oz Au, and $18.00/oz Ag and a C$/US$ exchange rate of 1.11:1.
4.	Metallurgical recoveries for copper average 86% and vary from 69% to 89% depending on ore type; recoveries for gold and silver average 86% and 71% respectively for all ore types.
5.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing, and other relevant factors that would affect the Mineral Resource and Mineral Reserve estimates.

Conclusions

Geology and Mineral Resources

RPA has conducted an audit of the Mineral Resource estimate at New Afton Mine, and draws the following conclusions:

•	There is opportunity for discovery of more Mineral Resources at New Afton and further drilling is warranted.

•	The current drilling, core handling, logging, and core storage protocols in place at New Afton meet or exceed common industry standards.

•	The analytical procedures are appropriate and consistent with common industry practice.

•	The database management, validation, and assay quality assurance/quality control (QA/QC) protocols are consistent with common industry practices.

•	The database is acceptable for use in Mineral Resource estimation.

•	The geological setting of New Afton is well understood, and the geological model used for the Mineral Resource estimate is reasonable and coherent.

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•	The parameters, assumptions, and methodologies applied in generating the Mineral Resource estimate are reasonable and appropriate.

•	The classification criteria are appropriate and have been applied in a reasonable manner. Further, the classification is consistent with the terminology specified by the CIM definitions and adopted by NI 43-101.

•	RPA has reviewed the December 2014 block model, used for the current Mineral Resource estimate, and the September 2014 block model, used for the C-zone Scoping Study, and is of the opinion that the differences between the two block models are insignificant and will not result in a material change to the conclusions of the C-zone Scoping Study.

Mineral Reserves

•	The 2014 Mineral Reserve estimate was completed by New Afton personnel using PCBC and is based on the December 2014 Mineral Resource estimate, production records, and mine plans.

•	RPA has reviewed the assumptions and results of the estimation process and is of the opinion that the estimate has been prepared by competent qualified professionals and is consistent with the CIM definitions.

•	The estimated Mineral Reserves at the New Afton Mine are 42 million tonnes (Mt) of Probable Mineral Reserves grading 0.84% Cu, 0.56 g/t Au, and 2.3 g/t Ag. All of the Mineral Reserves are in the A and B zones of the deposit.

•	The west cave has broken through to surface and the centre of the subsidence is offset from the centre of the cave. The Mineral Reserves are estimated based upon vertical caving and there is a potential risk to the estimate if the cave is inclined. The matter is being reviewed and actions are being taken to alleviate any potential impact in conjunction with engineering studies.

Mining

•	The New Afton deposit is being successfully exploited using block caving methods and the same methods are planned for the remaining Mineral Reserves.

•	There are Mineral Resources in addition to Mineral Reserves and there has been an internal study of the mining of the C-zone, which is located approximately 550 m below the B-1/B-2 mining horizon. The C-zone has the potential to extend the mine life by approximately four years (five years including ramp-up). The key issue related to the caving of the C-zone is the requirement to stabilize the historic Afton mill tailings as that impoundment may be impacted by subsidence from the cave. Work is continuing to determine the best method to stabilize the historic Afton tailings.

Processing

•	The mill is operating efficiently, and the expansion will provide capability to reduce grind size, resulting in an expected increase in recovery and an increase in throughput. Ongoing metallurgical testwork will optimize operations as required. The C-zone material is expected to respond in a manner similar to the current ore.

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RECOMMENDATIONS

RPA makes the following recommendations:

Geology and Mineral Resources

•	Exploration and definition drilling should continue in order to expand and more fully define the mineralization at New Afton. As New Afton is an operating mine and is not generally required to disclose specific exploration plans on the property, RPA will not make more detailed recommendations in this regard.

•	RPA notes that SIM Geological Inc. (SIM), which prepared the Mineral Resource estimate for the mine in 2014, recommends continued observation of the actual mined grades of antimony, mercury, and particularly arsenic in order to determine if revisions to the estimation methodology are warranted. RPA concurs with this recommendation.

Mining and Mineral Reserves

•	Review the potential impact of the west cave subsidence offset and implementation of actions to reduce any impact on production and on the Mineral Reserve estimates.

•	Continue caving operations in the B-1 and B-2 zones.

•	Complete more detailed reconciliation between production (mine and mill) and the PCBC model to confirm the Mineral Reserve estimation parameters.

•	Carry out development of B-3 for exploitation of the Mineral Reserves in this zone.

•	Continue the historic Afton mill tailings stabilization work as planned to assess stabilization methods as part of the C-zone planning.

•	Review the C-zone planning to reduce the potential dip in the production plan at the start of the C-zone production.

Processing

•	Complete additional testwork on the C-zone samples to provide for information on thickening and filtering to assure that present equipment will be suitable for C-zone integration into future production.

ECONOMIC ANALYSIS

This section is not required under NI 43-101 as the property is currently in production and there is no material expansion of current production.

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Technical Summary

Property Description and Location

The New Afton Mine is located at Latitude 50°39’ north and Longitude 120°31’ west, approximately 350 km northeast of Vancouver and 10 km west of the City of Kamloops, in the South-Central Interior of British Columbia. Trans-Canada Highway No. 1 passes through the middle of the Afton mining lease several kilometres west of its junction with the Coquihalla Highway No. 5. Access to the mine site is by a mine road located off of the Trans-Canada Highway.

Land Tenure

New Gold holds surface rights for approximately 3,830 acres surrounding the New Afton Project, most of which was purchased from Teck Resources Limited (Teck) and its subsidiary on October 25, 2007.

Under-surface tenures encompassing and contiguous with the New Afton property comprise 68 mineral claims and one mining lease totalling 9,232.7 ha.

History

Teck Corporation (Teck) operated the Afton open pit mine from 1977 until 1997. DRC Resources Corporation (DRC), a predecessor company of New Gold, acquired an option on the property in 1999 and conducted exploration drilling on what is now the New Afton deposit. New Gold constructed a new mine and mill facility (New Afton) and officially commenced operations in July 2012. Production to the end of 2014 is approximately 185 million pounds of copper and 229,000 ounces of gold from 10.9 million tonnes grading 0.91% Cu and 0.78 g/t Au.

Geology and Mineralization

The Afton deposits are copper-gold silica-saturated, alkalic porphyry-style deposits of a type that are found throughout British Columbia. Mineralization results from late stage hydrothermal activity driven by remnant heat from the porphyry intrusion. Thermal gradients within these systems give rise to broadly concentric, although often complexly intermingled, zones of alteration and mineralization. The distribution of alteration and mineral facies are largely influenced by dikes, veins, and fracture systems which concentrate and control fluid flow. Late epithermal processes have overprinted the porphyry system and introduced mercury, antimony, and arsenic in geochemically significant concentrations.

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The New Afton Mine area is underlain primarily by rocks of the Upper to Lower Palaeozoic Quesnel Terrane, an island-arc assemblage that was accreted onto the North American continent during the Early to Mid-Jurassic. Quesnellia forms part of the Intermontane Belt, along with rocks of the Stikine, Kootenay, Slide Mountain, and Cache Creek Terranes. The Intermontane encompasses much of central BC and extends in a north-south band from the US border into the Yukon. It is host to many porphyry deposits including Copper Mountain, Afton, Highland Valley, Mount Polley, Gibraltar, Kemess, and Galore Creek.

In the immediate New Afton Mine area, the Quesnel Terrane comprises Late Triassic to Early Jurassic Nicola Group island-arc volcanic and sedimentary rocks, and coeval alkalic to sub-alkalic intrusions of the Iron Mask batholith. The Nicola Group consists of sub-marine and sub-aerial volcanic and sedimentary rocks. Volcanic components are intermediate to basic flows, with associated breccias and volcaniclastic units. The Nicola Group rocks have been regionally metamorphosed to lower greenschist facies.

Intruding the Nicola Group are Iron Mask diorite, monzodiorite, and monzonite plutons occurring along a northwest trend. Four principal phases of the Iron Mask batholith have been identified and these are the Pothook phase agmatite intrusion breccia, Pothook diorite, Cherry Creek Suite monzodiorite to monzonite, and Sugarloaf diorite. Post-mineralization Middle Eocene volcanic and sedimentary rocks of the Kamloops Group unconformably overlie the Nicola and Iron Mask units.

The principal host rock for the New Afton deposit comprises crystalline and polymictic fragmental volcanics belonging to the Triassic Nicola Formation and lesser monolithic intrusive breccias. These rocks have been altered and mineralized by a monzonite intrusive consisting of a fault-controlled elongated stock and related dike swarm. The monzonite is generally weakly mineralized to unmineralized and is interpreted as the causative intrusive phase that is less susceptible to the introduction of sulphide mineralization. Its geometry is best described as a narrow elongated stock that remains open at depth and pinches down plunge to the west.

Five principal alteration facies have been noted at New Afton, occurring in roughly concentric zones. These are a biotite-dominant potassic, potassium feldspar-dominant potassic, inner propylitic, phyllic, and outer propylitic.

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Copper-gold-silver mineralization occurs as disseminations and fracture-filling sulphide grains in three roughly tabular east-west-striking, steep-dipping zones, the Main Zone and two smaller Hanging Wall Zones. Present mining operations are located within the Main Zone.

Mineral Resources

The current Mineral Resource estimate was prepared by Robert Sim, P. Geo., and Bruce Davis, FAusIMM, of SIM, in December 2014. The cut-off date for the data for this block model was December 10, 2014. The C-zone Scoping Study, however, is based on an earlier version of the resource model, which was prepared by SIM in September 2014. The parameters, assumptions, and methodologies applied in generating the two models were largely identical. The primary difference between them is that the database for the December model contained 31 more drill holes than that used for the September model.

Both Mineral Resource estimates were generated using a block model method, with grades interpolated by Ordinary Kriging (OK). Grades were estimated for the economic components copper, gold, silver, and palladium, as well as for deleterious elements mercury, arsenic, and antimony. The block models were constrained by 3D wireframes encompassing the zones of mineralization. The models were constructed using MineSite software, which is a commercial package in common use within the industry.

The database comprised diamond drill sample results collected by New Gold over the period 2000 to present.

The Mineral Resource estimate, exclusive of Mineral Reserves, is summarized in Table 1-1.

Mineral Reserves

The 2014 Mineral Reserve estimate was completed using the block cave modelling software (PCBC) and is based on the December 2014 Mineral Resource estimate, production records, and mine plans. RPA has reviewed the assumptions and results of the estimation process and is of the opinion that the estimate is consistent with the CIM definitions. The Mineral Reserve estimate is 42 Mt grading 0.84% Cu, 0.56 g/t Au, and 2.3 g/t Ag.

The Mineral Reserves are based upon the mining of the current west and east caves (B-1 and B-2) and the planned B-3 cave.

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Mineral Reserves in the B-1/B-2 area are based upon a net smelter return (NSR) in excess of the cut-off value of $21.00/tonne. Mineral Reserves in the B-3 zone are based upon an NSR in excess of the cut-off value of $24.00/tonne.

The Mineral Reserve tonnage estimate includes internal dilution of 3.3% by way of Inferred Mineral Resources and unclassified material. There is an additional 11.6% external dilution included in the reserve estimate; this material is top-of-column dilution that enters due to material mixing and fines migration.

The maximum surface expression of the west cave subsidence is now approximately 140 m to the southwest of the centre of the west cave 200 m height of draw (HOD). The reason and the potential impact is not known at this time. The approximately 25 m depression is centred over the picrite rock unit, a weak rock unit, and to decrease the chance of fault-picrite dilution, the southern drawpoints are kept at slow and steady draw and drawpoints G13N-G15N may be closed early.

In late 2014, New Afton engaged the suppliers of the PCBC software to examine the PCBC model parameters and to compare the results using inclined slices as opposed to the vertical slices used for the Mineral Reserve estimate. Further work is necessary to validate any model changes. An additional probe hole is required to determine the cave limit and to assist in determining the possible extent of the tilt and the location of the inflection point.

RPA is of the opinion that this is an issue which may affect the Mineral Reserves but acknowledges that review is underway and that there are measures, such as draw control strategies, which are being implemented to reduce the impact on the Mineral Reserves.

RPA recommends that New Afton continue to examine the matter and determine whether changes to the Mineral Reserve estimation parameters are warranted.

Mine reserve performance review is completed by comparing monthly weighted copper, gold, silver, and arsenic grades against modelled grades estimated by PCBC for each drawpoint. RPA is of the opinion that the generally favourable reconciliation between the mill production and the PCBC model supports the validity of the Mineral Reserve estimate.

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RPA recommends that New Afton implement and maintain a reconciliation program including regular analysis of the results and the documentation of such analysis for reference when preparing or revising Mineral Resource and Mineral Reserve estimates.

Mining Method

New Afton is an operating block cave mine. The mine was developed between 2007 and 2012 and mill production commenced in 2012 with ore from the West cave. In 2014, the mine operated at a rate of 13,100 tpd of ore. Ore is transported from the drawpoints, on the extraction level, by a load haul dump loader (LHD), to an ore pass. The ore is then re-handled on the haulage level by an LHD and loaded into a haul truck. The haul truck transports the ore to the underground gyratory crusher and the crushed ore is conveyed to surface.

There are three general zones at the New Afton Mine, located beneath and to the west of the Afton open pit. Production is coming from the B1 and B2 zones (Lift 1) where there are two panel caves (west and east) in operation. Production commenced in the west panel, which is 130 m wide and 250 m long. The east panel is separated from the west panel by a 50 m to 60 m thick waste zone. The east zone is 110 m to 130 m wide by 310 m long. The Lift 1 extraction level is at the 5,070 m level.

The B-3 block is located 160 m below and immediately to the west of Lift 1. The B-3 zone is 100 m to 110 m wide by 210 m long. The extraction level of B-3 will be the 4,910 m level. Ore from B-3 will be hauled by truck to the gyratory crusher.

Lift 1 mining commenced with the west cave moving from west to east. The initial plan was to mine through a “low grade” central pillar, but subsequent interpretation has shown the pillar to be waste. The east block commenced production in 2014 starting from the central pillar and moving to the east.

New Afton has multiple draw control strategies with fundamental focus on achieving proper cave health and control of metal production to the mill. These strategy options include average grades, higher gold or copper grades, and lower arsenic grades.

The Lift 1 extraction level has six parallel drives named B to G from north to south. The B and G drives have drawpoints on one side whereas the other drives have drawpoints on both

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sides. While the B drive encountered difficult ground conditions in development, the G drive has the worst ground conditions in all of the drives and has shown significant convergence and floor heave. The G drive has required ongoing repair and maintenance.

The drawpoints are generally in good condition. At least two drawpoints in the G drive have worn excessively and require repairs. The rock fragmentation is fine, but there is oversize which must be either broken with a hydraulic rock breaker or by secondary blasting.

Seven drawpoints have been closed to date, of which five are on the G drive and two are on the F drive. All of the drawpoints demonstrated sub-economic performance in the last 30 days of mucking. Closed drawpoints are generally filled with muck as a bulkhead and then shotcreted over.

Lateral development is advanced using standard hard-rock development techniques. There is over 43 km in the Life of Mine (LOM) plan including development of the C-zone. Development is scheduled to be higher than average in 2016-2017 with the development of the B-3 area.

C-zone development would commence in 2017 and is not included in the current LOM development plan.

Production at New Afton has been able to exceed the original nameplate capacity of 11,000 tpd. Currently, the mill is operating at 13,100 tpd, and projects are underway to further increase throughput and recoveries.

New Afton also segregates waste in order to improve mill feed grades. Material located in the lower portion of the draw columns having an NSR less than US$6/t can be segregated from ore material. A belt plow on surface removes the material from the conveyor before it reaches the mill feeder pile.

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Table 1-3 LOM Production Schedule
New Gold Inc. - New Afton Mine

	Lift 1 (B-1 and B-2) Ore				B-3 Ore
Year	Tonnes	Cu %	Au g/t	Ag g/t	Tonnes	Cu %	Au g/t	Ag g/t
2015	5.25	0.96	0.82	2.30	-	-	-	-
2016	5.50	0.87	0.65	2.21	-	-	-	-
2017	5.09	0.92	0.63	2.56	0.02	0.91	0.63	1.56
2018	3.98	1.04	0.62	3.11	1.14	0.81	0.61	1.54
2019	3.65	0.76	0.44	2.37	1.46	0.81	0.65	1.57
2020	3.66	0.69	0.35	2.25	1.46	0.86	0.74	1.60
2021	3.65	0.77	0.35	2.42	1.46	0.84	0.74	1.54
2022	3.76	0.84	0.38	2.79	1.35	0.58	0.49	1.08
2023	1.05	0.71	0.33	2.49	-	-	-	-
Total	35.58	0.86	0.55	2.49	6.90	0.78	0.65	1.47

Metallurgical Testwork

As part of the C-zone extension project, metallurgical testing was carried out on C-zone material to determine the amenability of this material to the unit operations in the processing plant.

A large sample, comprising 875 kg of C-zone quarter and half core samples was sent to ALS Laboratories (Kamloops) (ALS) for testing.

The principal objectives of this laboratory testwork, as requested by New Afton, were to:

•	Assess the chemical and mineralogical characteristics of the composites.

•	Conduct semi-autogenous (SAG) mill comminution (SMC), Bond rod, and ball mill work index tests and SAG Power Index (SPI) tests on each of the composites.

•	Evaluate metallurgical performance of the composites through a series of rougher and cleaner tests on the variability samples and Master Composite.

•	Perform gravity gold recovery and locked cycle testing on the Master Composite.

The following comments can be made, regarding the chemical and mineralogical properties of the samples:

•	Chalcopyrite was the dominant sulphide mineral in most of the samples, followed by pyrite. The pyrite to copper sulphide ratio was less than 1:1 for most samples; pyrite dilution into the copper concentrate would likely not be problematic. Although the pyrite to copper sulphide ratio was higher at 2:1 for the sub-composites Hypogene 2 and Hypogene 6, pyrite flotation in the rougher should still be controllable with adequate chemical conditions.

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•	The copper in the samples was mostly contained in chalcopyrite. The secondary copper sulphide bornite was also present in some samples in minor amounts.

•	Tennantite/enargite was present in most of the samples. Since no arsenopyrite was measured, this indicates that most of the arsenic in the samples would be associated with the copper sulphide minerals tennantite/enargite. These minerals are recovered in flotation similarly to other copper sulphide minerals. Efforts towards depression of these minerals would in turn depress other copper sulphide minerals and decrease copper recovery.

•	The majority of the non-sulphide gangue in all of the samples occurred as feldspars, representing approximately 23% to 52% by weight of the feed in the composites. Non-sulphide gangue minerals – muscovite, quartz, chlorite, and carbonates – were also common in the samples.

The comminution test results are summarized below:

•	SPI tests were conducted at SGS Mineral Services; the SPI for these samples ranged from 68 to 135 minutes.

•	For the SMC tests, the derived A x b values ranged from approximately 29 to 41, giving an average of approximately 36. In terms of SAG milling, these values span categories from medium to hard.

•	Bond rod and ball mill work indices ranged from approximately 17 kWh/t to 20 kWh/t, and 17 kWh/t to 19 kWh/t, respectively. The Bond work indices indicate a moderately hard to hard feed material for rod or ball milling.

The flotation test results are discussed later in this section.

Recovery for the sub-composite samples was generally excellent, averaging approximately 94% for copper and 95% for gold. There was little variability between most of the samples except for the Hypogene 6 composite, which measured the lowest copper liberation of 46%. Slower flotation kinetics and rougher copper recovery of approximately 89% was measured for this sample. Gold recovery for the sub-composites samples generally tended to follow copper recovery trends.

Copper recoveries of approximately 94% and 95% were achieved in repeat rougher testing.

Sulphur recovery was quite high at approximately 85% to 87% in these tests indicating high pyrite recovery.

Copper performance did not improve noticeably in repeat tests with an increase in mass recovery to rougher concentrate.

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Gold recovery to the copper concentrate ranged from 90% to 94% for the two repeat tests. A higher mass recovery corresponded to a higher gold recovery of approximately 4% in the rougher concentrate.

A single kinetic cleaner test at standard percent solids, a kinetic cleaner test at highly diluted percent solids, and a standard three stage dilution cleaning test were conducted on the Master Composite and sub-composites.

Master Composite conclusions:

•	The standard kinetic cleaner and diluted kinetic cleaner test measured very similar results with respect to copper and gold recovery and grades in the copper concentrates.

•	The copper in this sample has quick flotation kinetics, as the diluted kinetic test proved that 90% copper recovery was possible at a copper grade of approximately 23% in the combined first three copper concentrates.

•	The three stage dilution cleaning test measured a copper recovery of approximately 85% at a copper grade of approximately 23%. Feed gold was approximately 76% recovered to the copper concentrate, which graded approximately 78 g/t Au.

Sub-composite conclusions:

•	When comparing the regular and high dilution kinetic cleaner test for the sub-composite samples, similar copper and gold performances were measured.

•	The Hypogene 2 and Hypogene 6 samples, with the lowest copper feed grade and highest pyrite to copper sulphide ratios, tended to perform poorly. Gold performance tended to track copper performance.

•	The three stage dilution cleaning tests measured an average copper recovery of approximately 87% at an average copper grade of 23%. Similar to the kinetic cleaner tests, samples with the lower copper grades performed poorly, while samples with higher copper grades performed relatively better. Gold performance generally mirrored copper performance.

•	The lower concentrate grades for the Hypogene 2 and Hypogene 6 composites indicate non-sulphide gangue dilution. This may indicate insufficient regrinding, as hydrophobic gangue such as talc was low in those samples.

A single locked cycle flotation test was performed on the Master Composite sample. The regrind size was slightly finer, at approximately K80 31 μm. Copper and gold recoveries increased, as the locked cycle test is a closed circuit test versus the open circuit batch cleaner test. The copper concentrate graded 25%, while feed copper recovered to the copper concentrate measured approximately 90%. Feed gold recovery measured 86%, while the

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gold grade in the copper concentrate measured approximately 19 g/t Au. The arsenic in the copper concentrate graded approximately 0.4%, which may exceed the threshold at which smelter penalties are imposed.

ALS recommendations included:

•	A minor elements analysis including mercury for the final concentrate is recommended. Some of the sub-composite samples measured mercury levels greater than 1 ppm in the feed. If the mercury was upgraded to the copper concentrate, there may be difficulties in marketing this final concentrate.

•	Consult a copper marketing professional to provide guidance to arsenic penalties, which may be charged by smelters.

•	Cleaner testing at finer regrind sizes would be recommended as well assessing copper performance for the Master Composite and sub-composites.

RPA concurs with the representativeness of the sampling, the amount of testwork completed, and the recommendations presented. As well, further testwork may be warranted for thickening and filtering characteristics to ensure that present unit operations are amenable to the C-zone concentrates.

Processing

The process plant has been in operation since mid-2012. Throughput in the process plant has been averaging above the nameplate of 11,000 tpd since early 2013. There is a mill expansion underway. Mill production is scheduled to eventually ramp up to 15,000 tpd after start-up and commissioning of the expansion planned to be completed in mid-2015.

The plant consists of grinding (primary crushing is carried out underground), flotation, including gravity recovery, regrind, concentrate thickening, filtration, and storage.

Project Infrastructure

The surface infrastructure associated with the mine includes:

•	Administration and operating/technical offices
•	Security posts and a first aid room and ambulance
•	Mine rescue gear
•	Fresh water supply
•	Concrete batch plant and a shotcrete batch plant on surface near the mine portal
•	Sub-station and connection to the BC Hydro grid for power

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•	Surface maintenance shop
•	Main mine fans
•	Surface warehouse
•	Compressor building
•	Fuel storage facility

The mine infrastructure includes:

•	Ore and waste passes
•	Gyratory crusher in the mine
•	Back up jaw crusher in the mine
•	Conveyor system from gyratory crusher to surface
•	Belt plow on conveyor at surface for segregation of waste
•	Slickline for concrete delivery to mine
•	Refuge stations
•	Alimak elevator as emergency exit
•	Mine dewatering system
•	Mine communication system including telephone, radio network, asset tracking system, and video monitoring systems
•	PLC system for monitoring and control of pumps fans ore pass conveyors
•	Electrical power distribution system
•	Explosives magazines
•	Underground maintenance shop
•	Underground fuel station
•	Auxiliary mine ventilation fans

Market Studies

The principal commodities at New Afton are copper and gold in copper concentrates. Copper concentrates can be sold to a number of copper smelters or metal traders on a worldwide basis. Smelting and refining terms are generally similar and include treatment charges and smelting charges that are generally known and penalty charges for contaminants such as arsenic and mercury in the concentrates.

Environmental, Permitting and Social Considerations

New Afton is located on the historic brownfield Afton site. This closed site did not have any notable historic impacts that present risk to the New Afton operation. Progressive

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reclamation of historic sites such as removal of the historic mill, processing of historic waste, and reclamation of the historic bunker have been carried out by New Gold. Current New Afton operations have not caused any additional environmental impacts, and environmental risks are considered to be adequately controlled.

New Afton achieved ISO14001:2004 registration in March 2013, and its Environmental Management System (EMS) outlines environmental management requirements for the Project. Environmental Management Plans were submitted as part of the application for Mines Act Permit M-229, and were updated and submitted as part of the 2013 Annual Reclamation Report in March 2014.

There is no solid waste disposal facility at the New Afton site, with all waste being removed from site via local contractors.

New Gold is in good standing with the local Kamloops community, including local First Nations bands. New Afton has a signed Participation Agreement with the two local First Nations bands, Skeetchestn Indian Band (SIB) and Tk'emlups te Secwepemc (TteS).

Capital and Operating Cost Estimates

The mine is in operation and the capital in the current LOM plan is for completion of the current mill expansion plan, sustaining capital, and the initial capital for the C-zone engineering studies and the historic Afton mill tailings work. The capital planned for the period from 2015 to 2027 totals US$275 million.

The New Afton operating costs for December 2014 YTD are shown in Table 1-4 and the LOM operating costs for the period 2015 to 2019 are shown in Table 1-5. The 2014 operating cost experience was favourably impacted by the actual exchange rate for the year of 1.10:1 (C$:US$) compared to the budget exchange rate of 1.05:1.

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Table 1-4 December 2014 YTD Operating Costs
New Gold Inc. – New Afton Mine

Area	Units	Actual	Budget	Variance
Mining	US$/t	6.00	6.67	90%
Processing	US$/t	8.61	10.65	81%
G&A	US$/t	2.70	3.83	70%
Other	US$/t	0.04	0.21	19%
Total	US$/t	17.35	21.36	81%

The LOM operating costs increase with the operation of the B-3 block as the B-3 ore will be trucked from the haulage level up to the existing gyratory crusher.

Table 1-5 LOM Unit Operating Costs
New Gold Inc. – New Afton Mine

Area	Units	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019
Mining	US$/t	6.0	5.8	6.6	6.6	7.2
Processing	US$/t	8.6	8.4	9.2	9.1	9.4
G&A	US$/t	2.8	2.6	2.8	2.7	2.7
Inventory Change	US$/t	-0.2	0.0	0.0	0.0	-0.2
Royalties & Taxes	US$/t	0.3	0.3	0.3	1.2	0.9
Other cash costs	US$/t	1.8	1.8	1.9	2.1	1.4
Total	US$/t	19.3	18.8	20.7	21.7	21.4

Manpower

The mine manpower is forecast to be approximately 448 with reductions in the later years of the mine life.

Additional Information – C-zone

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The reader is cautioned that the C-zone Scoping Study is preliminary in nature and accordingly subject to a high degree of uncertainty. A preliminary and/or definitive Feasibility Study will be required to further evaluate C-zone's economics.

A study of the potential to exploit the C-zone via block cave mining was completed by New Gold and the results of that study are considered relevant to the mine and to this Technical Report. RPA considers the study to be at a scoping study level and the study does not include the conversion of any C-zone Mineral Resources to Mineral Reserves. New Afton has prepared a LOM plan with production from the C-zone Mineral Resources. RPA is of the

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opinion that the key element remaining to be confirmed for the C-zone is the mitigation of the potential impact of the surface subsidence on the historic Afton mill tailings impoundment. Conceptual plans for stabilization have been prepared and there is continuing testwork to refine the concepts and to consider alternatives for stabilization of the historic Afton mill tailings.

The C-zone is a continuation of the New Afton copper gold-deposit extending along strike and down plunge from the current mining area. The C-zone section of the New Afton Mine is planned to provide a 21.5 million tonne extension of the existing mine. Development, production, and materials handling strategies will be similar to those currently in use. The C-zone block cave is planned to be taken at an elevation of 4,520 m, 550 m below the current mining elevation, and 390 m below the planned B-3 block cave elevation.

Development for the C-zone is planned to commence in 2017, with the main access ramps being completed by the end of 2020 followed by development of the production levels in the period 2020 to 2025. Production from the C-zone is scheduled to commence in early 2023, reaching full production of 15,000 tpd by mid-2024 and will continue at this production rate until late 2027. Over a four-year period from 2024 to 2027, the C-zone mill production is expected to average 107,000 ounces of gold and 77 million pounds of copper annually. The C-zone mill production will total 446,000 ounces of gold and 325 million pounds of copper over the production period.

The C-zone development includes the installation of a new gyratory crusher and a conveyor system to connect to the existing conveyor system to surface. Mining equipment from the current operation, replaced and refurbished as necessary, will be used and the material will be processed in the existing plant which is currently being expanded to a nameplate capacity of 14,000 tpd.

Tailings from the C-zone will be placed in the existing New Afton tailings storage facility (TSF), which will require that the perimeter dam height be increased by twelve metres above the previously planned ultimate height.

From subsidence assessments, the potential mudrush risk from the historic Afton mill tailings was identified as a major consideration to be managed and mitigated. The preferred mitigation option is to dewater and stabilize the existing historic Afton mill tailings. This

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would be accomplished by pumping the water and implementing a wick drain program. This is a method typically used to stabilize unconsolidated ground and soils.

The estimated preproduction capital cost for the C-zone is $350 million and the total project capital is $460 million. The estimated operating cost is $19.23/tonne. The key project parameters are shown in Table 1-6.

Table 1-6 C-zone Key Metrics
New Gold Inc. – New Afton Mine

Production	Units	Value
Tonnes mined and processed	Mt	21.5
Mine life (including production ramp-up)	years	5
Mill throughput (average)	tpd	15,000
Mill throughput (annual)	Mtpa	5.5
Average grades
– Cu	%	0.80
– Au	g/t	0.76
– Ag	g/t	1.8
Costs
Average operating cost at steady state	US$/t	19.23
Project capital cost	US$ M	349.6
Sustaining capital	US$ M	101.4
Closure allowance	US$ M	8.9

An economic analysis of the C-zone project has been prepared. The analysis is done on a stand-alone basis, but it is assumed that the development will be concurrent with continued production from Lift 1 and B-3.

The economic analysis of the C-zone contained in this report is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this scoping study is based will be realized. Mineral Resources that are not Mineral Reserves do not have economic viability.

This evaluation is based upon the planning for the exploitation of the C-zone Mineral Resources. There are no Mineral Reserves in the C-zone.

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A Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates. Considering the C-zone project on a stand-alone basis, the undiscounted after-tax cash flow totals US$321 million over the mine life, and simple payback occurs three years from start of production.

The Net Present Value (NPV) at a 5% discount rate is $129 million, and the Internal Rate of Return (IRR) is 13%.

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2 Introduction

Roscoe Postle Associates Inc. (RPA) was retained by New Gold Inc. (New Gold) to prepare an independent Technical Report on the New Afton Mine, located in British Columbia, Canada. The purpose of this report is to support the disclosure of the most recent estimates of Mineral Resources and Mineral Reserves, and to present the results of a scoping study of the C-zone completed by New Afton personnel. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the property on December 2-3, 2014.

The New Afton copper-gold mine is location 10 km from Kamloops, British Columbia. The operation occupies the site of the historic Afton open pit mine, which operated from 1977 until 1997. The present mine and concentrator facility was constructed by New Gold and officially commenced production in July 2012. For 2014, the mill operated at a rate of 13,100 tonnes per day (tpd) on feed from an underground block cave mine. In 2014, New Afton produced 84.5 million pounds of copper and 104,500 ounces of gold. Between the start of commercial production in July 2012 and the end of 2014, New Afton has produced approximately 185 million pounds of copper and 229,000 ounces of gold.

In addition to the current operation at New Afton, New Gold has completed a scoping study of the potential to exploit the C-zone via block cave mining (the C-zone Scoping Study). The C-zone is a continuation of the New Afton copper gold-deposit, extending along strike and down plunge from the Main Zone being mined. Only Mineral Resources have been estimated for the C-zone at this time.

The C-zone Scoping Study in Section 24 of this report is considered by RPA to be preliminary in nature. The economic analysis contained in Section 24 is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this scoping study is based will be realized.

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Sources of Information

RPA has visited the New Afton site several times in the past. The most recent site visit, in support of this Technical Report, was carried out by R. Dennis Bergen, P. Eng., RPA Associate Principal Mining Engineer, David Rennie, P. Eng., RPA Principal Geologist, and Holger Krutzelmann, P. Eng., RPA Associate Principal Metallurgist, on December 2 and 3, 2014. RPA representatives were accompanied on the site visit by Tony Diering, of DS Canada Software Inc., the block cave modelling software vendor.

Discussions were held with the following personnel:

•	Mr. Mark Petersen, Vice President Exploration, New Gold Inc.
•	Mr. John Bligh, Geological Database Administrator, New Gold Inc.
•	Mr. Marty Henning, Production Geologist, New Gold Inc.
•	Ms. Joanna Lipske, Project Exploration Manager, New Gold Inc.
•	Mr. Andy Davies, Technical Services Superintendent, New Gold Inc.
•	Mr. Rob Sim, Mineral Resource Consultant to New Gold Inc.
•	Ms. Jacqlin Anthony, Corporate Counsel, New Gold Inc.
•	Mr. Grant Kornelson, Production Engineer, New Gold Inc.
•	Ms. Jane McCaw, Database and Land Specialist, New Gold Inc.
•	Mr. Chris Campbell, Mine Superintendent, New Gold Inc.
•	Mr. Chris O’Hara, Process Metallurgist, New Gold Inc.
•	Mr. Rod Tyreman, Mill Manager, New Gold Inc.

Dennis Bergen is responsible for Sections 15, 16, 19 to 22, and 24, and shares responsibility for Sections 1, 18, 25, 26, and 27. David Rennie is responsible for Sections 2 to 12, 14, 23, 30, and 31, and shares responsibility for Sections 1, 25, 26, and 27. Holger Krutzelmann is responsible for Sections 13 and 17, and shares responsibility for Sections 1, 18, 25, 26, and 27.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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List of abbreviations

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	L	litre
A	ampere	lb	pound
bbl	barrels	L/s	litres per second
btu	British thermal units	m	metre
°C	degree Celsius	M	mega (million); molar
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	μ	micron
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	μg	microgram
d	day	m3/h	cubic metres per hour
dia	diameter	mi	mile
dmt	dry metric tonne	min	minute
dwt	dead-weight ton	μm	micrometre
°F	degree Fahrenheit	Mlb	million pounds
ft	foot	mm	millimetre
ft2	square foot	Moz	million ounces
ft3	cubic foot	mph	miles per hour
ft/s	foot per second	Mt	million tonnes
g	gram	MVA	megavolt-amperes
G	giga (billion)	MW	megawatt
Gal	Imperial gallon	MWh	megawatt-hour
g/L	gram per litre	oz	Troy ounce (31.1035g)
Gpm	Imperial gallons per minute	oz/st, opt	ounce per short ton
g/t	gram per tonne	ppb	part per billion
gr/ft3	grain per cubic foot	ppm	part per million
gr/m3	grain per cubic metre	psia	pound per square inch absolute
ha	hectare	psig	pound per square inch gauge
hp	horsepower	RL	relative elevation
hr	hour	s	second
Hz	hertz	st	short ton
in.	inch	stpa	short ton per year
in2	square inch	stpd	short ton per day
J	joule	t	metric tonne
k	kilo (thousand)	tpa	metric tonne per year
kcal	kilocalorie	tpd	metric tonne per day
kg	kilogram	US$	United States dollar
km	kilometre	USg	United States gallon
km2	square kilometre	USgpm	US gallon per minute
km/h	kilometre per hour	V	volt
koz	thousand ounces	W	watt
kPa	kilopascal	wmt	wet metric tonne
kVA	kilovolt-amperes	wt%	weight percent
kW	kilowatt	yd3	cubic yard
kWh	kilowatt-hour	yr	year

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3 Reliance on Other Experts

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for New Gold Inc. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by New Gold and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by New Gold. The client has relied on a mineral tenure opinion, “New Gold Inc. – Mineral Tenures in the Vicinity of the New Afton Mine”, and a land title opinion, “New Gold Inc. – Fee Simple Interests and Options to Purchase”, in each case prepared by Lawson Lundell LLP and dated March 20, 2015, and these opinions, along with other information provided by New Gold personnel, are relied on in Section 4 and the summary of this report. RPA has not researched property title or mineral rights for the New Afton Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on New Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from New Afton mine.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 Property Description and Location

The New Afton Project is located at Latitude 50°39’ north and Longitude 120°31’ west, approximately 350 km northeast of Vancouver and 10 km west of the City of Kamloops, in the South-Central Interior of British Columbia (Figure 4-1).

The project survey control is based on the Universal Transverse Mercator (UTM) coordinate system. It is based on the Zone 10 North projection, using the World Geodetic System 1984 (WGS’84) datum. The UTM coordinates place the New Afton project at 5,614,800N and 675,500E at a surface elevation of 700 MASL.

Land Tenure

RPA has relied on land tenure information supplied by New Gold.

Surface Rights

New Gold holds surface rights for approximately 3,830 acres (1,550 ha) surrounding the New Afton Project, most of which was purchased from Teck Resources Limited (Teck) and its subsidiary on October 25, 2007. New Gold has entered into an agreement with third parties whereby it has been granted: (a) an option to acquire seven additional fee simple properties located to the southwest of the New Afton mine site (the “Historic TSF Option Lands”); and (b) an option to acquire three additional fee simple properties located to the south of the New Afton Mine site (the “Ranch Option Lands”) and mineral claim no. 1023220, which is also located to the south of the New Afton Mine site.

A tailings storage facility (TSF) from the historic Afton Mine is situated on the Historic TSF Option Lands. The Ranch Option Lands and the lands on which mineral claim no. 1023220 is located are currently used for ranching purposes. New Gold may exercise the options on or before December 11, 2019. New Gold has access rights over these properties during the option periods.

Reclamation permits covering historic tailings pond, issued by the British Columbia Ministry of Energy and Mines, are held in the name of a third party, KGHM Ajax Mining Inc.

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A list of fee simple surface tenures are provided in Appendix 1. The boundary of these holdings is depicted in Figure 4-2. New Gold has been granted statutory right of way by the property owner over the lands shown in Figure 4-2 (purple) in perpetuity to enter upon, use, operate, maintain, and improve the road on these lands. This road is the principal access point to and from the New Afton Mine site.

New Gold is party to a long-running non-exclusive licence agreement with a third party that provides for use of New Gold’s fee simple property located north of the TransCanada Highway for the grazing of livestock.

Mineral Rights

Most mineral tenures in British Columbia are administered by the Mineral Titles Branch of the Ministry of Energy and Mines. Mineral claims for exploration work can be acquired on eligible land by means of an online staking registry. The ground is staked on a web-based mapping application by selecting “cells” within a province-wide grid which parallels the lines of latitude and longitude. Since the longitude lines converge with an increase in latitude, the cells vary in size from 21 ha in the south of the province to 16 ha in the north. Individual cell claims, as they are known, can consist of up to 100 contiguous cells.

Exploration activity on cell claims can include a modest amount of production, up to 1,000 tonnes per unit per year, or a 10,000 t bulk sample up to once every five years. For production exceeding that amount, all or part of a mineral claim must be converted to a mining lease. This is done by application to the Ministry, payment of a fee, posting of a notice of the application in the required form and manner, and, if required by the Chief Gold Commissioner, completion of a legal survey of the area to be covered by the lease. A mining lease requires an annual payment of $20/ha to maintain.

Claims that were located or acquired under the Mineral Tenure Act, or predecessor legislation, prior to the 2005 implementation of the present-day online filing system are termed legacy claims. Legacy claims can include two-post claims and Modified Grid Claims. Ownership of legacy claims can continue as long as they are kept in good standing by conducting and filing assessment work or payments in lieu of work. They may be converted to cell claims at any time if the overlapped cells are available for registration, however, there are often circumstances which make this impractical or could result in the loss of ground

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already overlapped by existing cell claims. As a result, legacy claims continue to exist, and comprise part of the New Afton land holdings.

New Gold’s mineral tenures in the Project area comprise cell claims, legacy claims, and a mining lease. The extent of mineral tenures which underlie the New Afton property is shown in Figure 4-3 and is summarized in Table 4-1. A list of these tenures is provided in Appendix 1. New Gold owns a 100% interest in these tenures, some of which are subject to certain royalties (see below).

Table 4-1 Summary of Mineral Tenures
New Gold Inc. - New Afton Mine

	Mine Lease		Legacy		Cell		Total
	No.	Area (ha)	No.	Area (ha)	No.	Area (ha)	No.	Area (ha)
New Afton Mine Lease	1	902.3000					1	902.3000

Afton Mine Permit Area (MPA)			10	457.3422	18	2,098.5986	28	2,555.9408
Afton, Contiguous			5	125.0000	35	5,649.5060	40	5,774.5060
Total Afton MPA & Contiguous	1	902.3000	15	582.3422	53	7,748.1046	69	9,232.7468

In addition to the mineral tenures, a portion of the property is covered by a mining permit (Permit M-229) which gives New Gold the right to establish surface works and to mine. The permit area is shown in Figure 4-3 and encompasses most, but not all of the mining lease area, as well as a portions of several mineral claims. Among other things, the terms of the permit require that New Gold maintain a reclamation bond totalling C$9,500,000. New Gold reports that this bond is up-to-date and compliant with the permit.

Royalties

New Gold has entered into an agreement with a third party to pay a 1.5% net smelter return (NSR) royalty on mineral claim no. 837062. New Gold has also agreed that if it acquires mineral claim no. 1023220, it will enter into an agreement with the same third party to pay a 1.5% NSR royalty on mineral claim no. 1023220. New Gold has the right to acquire 50% of the royalty payable on mineral claim no. 837062 (and thereby reduce it to a 0.75% NSR royalty) at any time upon payment of C$1,500,000. If it acquires mineral claim no. 1023220, New Gold will have the right to acquire 50% of the royalty payable on mineral claim no. 1023220 (and thereby reduce it to a 0.75% NSR royalty) at any time upon payment of C$1,500,000.

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New Gold has also entered into an agreement with another third party whereby New Gold has agreed to pay a 1.5% NSR royalty on mineral claim no. 837062 and, if it acquires mineral claim no. 1023220, on mineral claim no. 1023220. These royalties may be acquired (and thereby extinguished) within two years after commencement of commercial production by payment of C$3,000,000.

New Gold is party to a Participation Agreement with the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (together SSN). The Participation Agreement provides that for each year in which commercial production occurs at the mine, New Gold must pay into a trust established for the benefit of SSN members a percentage of NSR ranging from 0.5% to 2%, depending on the price of copper and on whether New Gold has recovered its development and construction costs, subject to an annual minimum amount.

RPA is not aware of any environmental liabilities on the property. New Gold has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 4-4

RPA
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Figure 4-1
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
Location Map
NEW AFTON MINE
British Columbia
Alberta
Northwest Territories
Yukon Territory
Alaska
Washington
Idaho
Montana
Edmonton
Calgary
Kamloops
Vernon
Kelowna
Penticton
Cranbrook
Prince George
Dawson Creek
Prince Rupert
Kitimat
Vancouver
Victoria
Spokane
Haida Gwaii
Vancouver Island
Queen Charlotte Sound
Hecate Strait
Dixon Entrance
Gulf of Alaska
Pacific Ocean
N
0 50 100 Miles
0 50 100 KM
March 2015
Legend:
Provincial Capital
Cities
International Boundaries
State/Province Boundaries
Highways
Primary Roads
Minor Primary Roads

4-5

RPA
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Figure 4-2
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
Surface Tenures
Kamloops Lake
N
Hwy 1 - Trans-Canada Highway
Hwy 5 - Coquihalla Highway
Legend:
New Afton Permit Area
New Afton Lease Area
New Afton Surface Rights, owned
3rd Party Property/Option to NGI
Statutory Right of Way
Rivers & Lakes
Roads
0 500 1000 1500 2000
Metres

March 2015

Source: New Gold Inc., 2015.

4-6

RPA
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N
Kamloops Lake
0 1 2 3 4 5
Kilometres

Figure 4-3

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Mineral Claims

- *New Afton Permit Area*
- *New Afton Lease Area*
- *New Gold MTO Claims*
- *3rd Party MTO Claim/ Option to NGI*
- *Rivers & Lakes*
- *Roads*

March 2015

Source: New Gold Inc., 2015.

4-7

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5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The New Afton Project is located 350 km northeast of Vancouver and 10 km west of Kamloops, British Columbia, in the South-Central Interior of British Columbia. The Project is located on the south side of the Thompson River Valley, on the site of the past producing Afton Mine. Trans-Canada Highway No. 1 passes several kilometres west of its junction with the Coquihalla Highway No. 5, through the middle of the Afton mining lease. Access to the site is by a mine road located off of the Trans-Canada Highway.

Climate

The Kamloops area is in the rain shadow of the Coast Mountains. Precipitation is relatively modest, averaging approximately 257 mm annually (of which 175 mm is rainfall), with light winter snow and infrequent rain in the spring and fall. The area has warm summers, where temperatures can reach 38°C, and cool winters, during which temperatures tend to hover around the freezing mark. During the winter, short periods of cold weather can occur where temperatures drop to as low as -29°C.

Local Resources

Kamloops is a major transportation hub for highway, air, and railroad. Forestry, ranching, mining, and tourism are the most important economic activities in the area. The city has an airport with daily air service from Vancouver, British Columbia, and Calgary, Alberta, and is serviced by both Canadian National and Canadian Pacific Railways. Kamloops is a natural resource-based city of 100,000 people. The area has a ready supply of trained workers and professionals and has suppliers and contractors to support heavy industry.

Infrastructure

BC Hydro transmission lines, a Terasen natural gas pipeline, and a Pembina oil pipeline traverse the mining lease north of the Afton pit. A water pipeline approximately four kilometres in length can deliver fresh water from Kamloops Lake to the mine site. New Gold

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purchased the pipeline and pump house facilities from Teck as part of the purchase agreement in 2007. New Gold has a water permit to withdraw water from Kamloops Lake for mining and milling operations.

The surface infrastructure associated with the mine includes:

•	Administration and operating/technical offices
•	Security posts and a first aid room and ambulance
•	Mine rescue gear
•	Fresh water supply
•	Concrete batch plant and a shotcrete batch plant on surface near the mine portal
•	Sub-station and connection to the BC Hydro grid for power
•	Surface maintenance shop
•	Main mine fans
•	Surface warehouse
•	Compressor building
•	Fuel storage facility

The mine infrastructure includes:

•	Ore and waste passes
•	Gyratory crusher in the mine
•	Back up jaw crusher in the mine
•	Conveyor system from gyratory crusher to surface
•	Belt plow on conveyor at surface for segregation of waste
•	Slickline for concrete delivery to mine
•	Refuge stations
•	Alimak elevator as emergency exit
•	Mine dewatering system
•	Mine communication system including telephone, radio network, asset tracking system, and video monitoring systems
•	PLC system for monitoring and control of pumps fans ore pass conveyors
•	Electrical power distribution system
•	Explosives magazines
•	Underground maintenance shop
•	Underground fuel station

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•	Auxiliary mine ventilation fans

New Afton owns the old Afton Mine plant area. The historical Afton tailings storage area is owned by KGHM Ajax Mining Inc.

Physiography

The landscape is characterized by hilly, till-covered, drumlinoidal terrain and dispersed, small, alkaline water bodies. Relief adjacent to Kamloops Lake is a few hundred metres or more, with the elevation of the mine site at approximately 750 MASL. The most significant topographic features within the mining lease are the Afton and Pothook open pits and the reclaimed waste rock dumps of the Afton Operating Corporation, the former operator. Kamloops Lake is located north of the mining lease and bisects the Afton mineral tenure. Due to the continental, semi-arid climate, vegetation consists of open grasslands and sparse pine forests. Higher elevations are more densely forested.

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6 History

Exploration in the Afton area began in the mid-1800s, as prospectors pushed into the interior of British Columbia following the Fraser and Caribou gold rushes. The Iron Mask property, staked in 1896, was the first in the Kamloops district. A 100 ft shaft was sunk on the Pothook deposit in 1898. Mining was carried out from the turn of the century through until 1927 at several gold, copper, and silver mines including the Pothook, Iron King, Copper King, and Iron Mask. The Afton property claims were staked over the Pothook workings in 1949 by Axel Bergland. This was followed by sporadic, and largely unsuccessful, exploration work by a number of parties through the 1950s and 1960s.

Mr. Chester Millar acquired the property in the mid-1960s and formed a private company called Afton Mines Ltd. (Afton Mines) to carry out exploration work. In 1970, Afton Mines obtained a drill intersection of 170 ft of 0.4% Cu from what ultimately became the Afton deposit. For the next three years, over 150,000 ft of drilling was carried out by a number of operators. Duval Corporation and Quintana Minerals took options on the property in 1970 but dropped them in 1971. They were followed in 1972 by Canex Placer. Also in 1972, Teck Corporation and Iso Mines Ltd. (Iso) purchased an equity interest in Afton Mines.

Teck and Iso bought Canex Placer’s interest for $4.0 million in 1973, and initiated engineering and metallurgical studies. A production decision was taken in October 1975, with production commencing at the Afton open pit mine in late 1977. At the start of production, the reserves were 34 million tons grading 1% Cu, 0.016 oz/ton Au, and 0.12 oz/ton Ag (30.8 million tonnes grading 1% Cu, 0.58 g/t Au, and 4.2 g/t Ag). RPA notes that this estimate pre-dates NI 43-101, cannot be relied upon, and is quoted for historical purposes only. A qualified person has not completed sufficient work to classify the historical estimate as a current Mineral Resource or Mineral Reserve and New Gold is not treating the historical estimates as current Mineral Resources or Mineral Reserves.

Mining took place on the property at the Afton, Crescent, Pothook, and Ajax pits. The mine closed in 1991, reopened again in 1994, closing finally in 1997.

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Five deep diamond drill holes, drilled in 1980 below and to the southwest of the Afton pit, pierced what is now referred to as the New Afton deposit. Teck carried out a study to determine the feasibility of mining this zone from underground, but shelved the Project.

In 1999, the Afton mining leases expired and the ground was staked by Westridge Ltd. and Indogold Development Ltd. DRC Resources Corporation (DRC) acquired an option on the property and surrounded it with additional staking. The following year, DRC began exploration work with 9,320 m of surface diamond drilling in 21 NQ holes in the New Afton deposit.

In February 2001, DRC completed a Scoping Study based on drilling results to date. The Scoping Study indicated that the New Afton deposit could be profitably exploited, and this led to further definition drilling to confirm the continuity of the mineralization. The successful conclusion of this phase of exploration led to the commissioning of an Advanced Scoping Study in 2003, which was completed in February 2004 (Behre Dolbear, 2004). The study contemplated an underground mine, using a block caving method, feeding a conventional flotation mill operating at a rate of 9,000 tpd. Measured and Indicated Mineral Resources were 68.7 million tonnes grading 1.08% Cu, 0.85 g/t Au, and 2.62 g/t Ag. The report estimated an after-tax internal rate of return (IRR) for the Project of 19.9%, with a payback of capital in 3.7 years.

In late 2004, a portal was collared on the south wall of the Afton pit, and 1,915 m of decline and drift were driven to provide access for definition drilling and bulk sampling of the deposit. The drifting was completed by September 2005. Diamond drilling, both from surface and underground, has been carried out more or less continuously up to the time of writing of this report.

DRC underwent a name change to New Gold Inc. in May 2005. Total exploration expenditures on the New Afton Mine by DRC and New Gold to the end of the third quarter of 2006 were C$37.2 million. New Gold commissioned a Feasibility Study for the Project at the end of 2005, and the results of this study were released in April 2007 (Hatch, 2007). The study contemplated a block cave mine and conventional grinding/flotation mill operation with a daily throughput of 11,000 tonnes. Mineral Reserves comprised 44.4 million tonnes in the Probable category grading 0.98% Cu, 0.72 g/t Au, and 2.27 g/t Ag. Mine life was estimated to be 12 years, with preproduction capital costs of $268 million and Life of Mine (LOM)

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sustaining capital of $215 million. Pre-tax IRR, using base-case metal prices of US$2.01/lb Cu, US$487/oz Au, and US$8.54/oz Ag, was estimated to be 13.6%.

Also during the period 2006-2007, exploration drilling resulted in the discovery of the C-zone located below the main body of mineralization.

All Mineral Resource and Mineral Reserve estimates quoted in this section are superseded by the current estimates reported in Sections 14 and 15 of this Technical Report.

Past Production

The New Afton Mine officially began commercial production in July 2012. In 2014, the mill operated at an average rate of 13,100 tpd. Historical production is summarized in Table 6-1.

Table 6-1 New Afton Mine Production
New Gold Inc. - New Afton Mine

Year	Tonnes Milled	Cu	Au	Cu	Au
	(million)	(%)	(g/t)	(000 lb)	(oz)
2012	2.0	0.79	0.73	28,459	36,807
2013	4.1	0.93	0.78	71,972	87,177
2014	4.8	0.94	0.81	84,515	104,587
Total	10.9	0.91	0.78	184,946	228,571

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7 Geological Setting and Mineralization

Regional Geology

The geologic history of the Canadian Cordillera has been largely driven by collisional plate tectonics. Much of the Cordillera comprises allochthonous terranes which have been detached from the underlying basement at the subducting margin and accreted in an easterly to northeasterly direction onto the North American plate. These assemblages typically consist of intact and coherent bodies which have been overthrust onto or interleaved with pre-existing western continental margin rocks via a system of northeast and southwest verging thrust faults (Price, 2012).

The New Afton mine area is underlain primarily by rocks of the Upper to Lower Palaeozoic Quesnel Terrane, an island-arc assemblage that was accreted onto the North American continent during the Early to Mid-Jurassic (Figure 7-1). Quesnellia forms part of the Intermontane Belt, along with rocks of the Stikine, Kootenay, Slide Mountain, and Cache Creek Terranes. The Intermontane encompasses much of central British Columbia and extends in a north-south band from the US border into the Yukon. It is host to many porphyry deposits including Copper Mountain, Afton, Highland Valley, Mount Polley, Gibraltar, Kemess, and Galore Creek.

In southern British Columbia, Quesnel Terrane is bounded on the west by the Fraser Fault zone, a major right-lateral fault which developed in the Cretaceous along with other major structures such as the Tintina-Rocky Mountain Trench. To the east, Quesnellia rocks are bounded by Kootenay Terrane (Figure 7-1). The region is overlain by Tertiary sedimentary and volcanic rocks as well as unconsolidated Quaternary sediments which are largely of glacio-fluvial origin.

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N
PROPERTY LOCATION
Clearwater
Vavenby
100 Mile House
Seymour Arm
Barrière
Clinton
Adams Lake
Anglemont
Scotch Creek
Blind Bay
Sorrento
Sicamous
Chase
Canoe
Salmon Arm
Cache Creek
Ashcroft
Kamloops
Lillooet
Enderby
Falkland
Armstrong
Spallumcheen
Logan Lake
Lac Le Jeune
Spences Bridge
Vernon
Lumby
Okanagan Landing
Lytton
Douglas Lake
Oyama
Merritt
Winfield
Kelowna
Westbank
Boston Bar
Peachland
Summerland
Penticton
Beaverdell
Princeton
Okanagan Falls
Hedley
-121 °
-121 °
-120 °
-120 °
-119 °
-119 °
-118 °
52 °
52 °
51 °
51 °
51 °
51 °
50 °
50 °
50 °
50 °
-122 °
-121 °
-121 °
49 °
-120 °
Legend:
Road
Lake
River
Contact
Fault
Quesnel
Kootenay
Bridge River
Cadwallader
Chilliwack
Harrison
Monashee
Slide Mountain
Overlap
Post Accretionary
Younger Volcanics
0 10 20 30 40 50
Kilometres
March 2015
Figure 7-1
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
Regional Geology

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The mine area is traversed by regional scale fault zones which are believed to be the principal control to intrusion of the batholithic rocks, and by extension, the mineralization processes. North to northwest trending steep to moderate dipping fault zones are primary controlling structures for emplacement of the Iron Mask intrusives. East to northeast trending faults are important controls to hydrothermal alteration and mineralization. The faulting and associated fracturing also provided conduits for meteoric waters, which gave rise to weathering and supergene alteration of the primary sulphide mineralization.

Local Geology

This section is mostly taken from Bergen et al. (2009).

In the immediate New Afton Mine area, the Quesnel Terrane comprises Late Triassic to Early Jurassic Nicola Group island-arc volcanic and sedimentary rocks, and coeval alkalic to sub-alkalic intrusions of the Iron Mask batholith (Figure 7-2). The Nicola Group consists of sub-marine and sub-aerial volcanic and sedimentary rocks. Volcanic components are intermediate to basic flows, with associated breccias and volcaniclastic units. The Nicola Group rocks have been regionally metamorphosed to lower greenschist facies.

Intruding the Nicola Group are Iron Mask diorite, monzodiorite, and monzonite plutons occurring along a northwest-southeast trend. Four principal phases of the Iron Mask batholith have been identified and these are the Pothook phase agmatite intrusion breccia, Pothook diorite, Cherry Creek Suite monzodiorite to monzonite, and Sugarloaf diorite. Near the margins of the Iron Mask batholith, Nicola Group rocks have been thermally metamorphosed to hornfels. The Iron Mask intrusive rocks are the principal hosts for copper-gold-silver mineralization at New Afton.

Post-mineralization Middle Eocene volcanic and sedimentary rocks of the Kamloops Group unconformably overlie the Nicola and Iron Mask units. These rocks were partially responsible for shielding the New Afton deposit from removal by erosion and glaciation.

The New Afton deposit is hosted within the Cherry Creek member of the Iron Mask batholith complex (Figure 7-2). The Iron Mask complex is a multi-phase plutonic body exposed in a southeast trending belt measuring 34 km long by 5 km wide. The Cherry Creek phase is the principal host unit for the New Afton deposit. It is a partially fault bounded body trending

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east-northeast through the deposit area, curving to the east side of the property to a more southeasterly trend (Figure 7-2). At Afton, the Cherry Creek intrusive is a variably and multiply brecciated assemblage of porphyritic and equigranular monzonite-monzodiorite. Cherry Creek rocks include fine to medium grained pyroxene-hornblende monzodiorite and fine grained biotite-monzonite, varying to more dioritic composition, and minor syenite. The principal host phase of the Cherry Creek is a magnetic fine to medium grained porphyritic pyroxene-hornblende monzodiorite which forms a wedge of intrusive breccia between the Nicola and Pothook rocks. Contacts to the west and southwest are with Nicola Group volcanic rocks and to the east and southeast with the Pothook diorite.

The area is transected by series of northwesterly trending fault structures along with related east-west and northeast-southwest oriented secondary structures (Figure 7-2). The northwest-southeast faults are interpreted to have localized intrusion of the plutons which drove the mineralization processes.

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New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
Local Geology
Figure 7-2
Source: Geological Fieldwork 2004, Paper2005-1.
Kamloops
AFTON
POTHOOK
CRESCENT
DM/AUDRA
IRON MASK
LARSEN
GALAXY
MAKAOO /PYTHON
AJAX
W
E
Jacko Lake
Wallender Lake
Goose Lake
Edith
Tailings Pond
682000
5612500
Kilometres
0 1 2 3 4
Symbols
Past Producer
Developed Prospect
Prospect
Showing
Bedding
Bedding, top known
Bedding, overturned
Shaft
Drill holes (Carr, 1957)
Contact
Thrust fault
Urban areas
Outcrop or drill indicated
Grid designation is UTM, NAD83
March 2015
Intrusive Rocks
IronMask - Cherry Ck.
IronMask - Pothook
IronMask - Sugarloaf
IronMask - Hybrid
Quartz-fsp porphyry
Layered Rocks
Kamloops Gp.
Nicola Gp. - undivided
Polylithic px porphyry
fsp>px breccia-lapilli tuff
Lahar
Picrite
Augite porphyry
fsp>px volcaniclastic
Augite porphyry tuffite
Nicola/IronMask breccia
fsp=feldspar; px= pyroxene

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Property Geology

This section is mostly taken from Lipske and Wade (2014)

The principal host rock for the New Afton deposit comprises crystalline and polymictic fragmental volcanics belonging to the Triassic Nicola Formation and lesser monolithic intrusive breccias. These rocks have been altered and mineralized by a monzonite intrusive consisting of a fault controlled elongated stock and related dike swarm. The monzonite is generally weakly mineralized to unmineralized and is interpreted as the causative intrusive phase that is less susceptible to the introduction of sulphide mineralization. Its geometry is best described as a narrow elongated stock that remains open at depth and pinches down plunge to the west.

The primary mine site host lithologies are described by New Afton geologists as follows:

Polymictic Fragmental Volcanic Breccia: Comprising poorly sorted, variably coloured, massive, porphyritic, and/or trachytic angular to sub-rounded, lapilli to block sized clasts of felsic through ultramafic composition. Clast rock types are commonly porphyritic diorite, andesitic flows, mafic volcanics, picrite and aphyric volcanics within ash to coarse-grained crystal dominated matrix.

Monomictic Volcanic Breccia: Contains well sorted crystal-rich clasts of diorite or volcanic breccia with sub-angular fragments. Commonly found on the margins of intrusive bodies, particularly diorite. Intense hydrothermal alteration of the fragments and matrix is common.

Crystalline Volcanic Rocks: Crystal tuffs and andesite flows dominated by very fine and fine to medium grained subhedral to anhedral, broken and or embayed phenocrysts of plagioclase ± pyroxene ± hornblende. Contains less than five percent by volume of coarse ash to lapilli sized lithic fragments within a variably altered fine grained to ash matrix.

Although these rock types are readily identified in core and exposures underground, attempts to discriminate them into distinct units for interpretive and modelling purposes have been determined to be impractical owing to their complex inter-relationships. There does not appear to be any relationship between these individual lithologies and the intensity of

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mineralization. Consequently, they are grouped together as a single unit called volcanic fragmental breccia (BXF).

Principal intrusive phases are monzonite and diorite. The monzonite, as described above, is thought to be the primary engine which drove the initial hypogene mineralizing processes. On the eastern half of the deposit, the BXF is intruded by a coeval diorite sill. The diorite (DI) is grey-green, fine to medium grained, with an equigranular “salt and pepper” or seriate texture. Phenocrysts comprise subhedral to euhedral plagioclase ± biotite ± pyroxene, with medium to dark green, fine to coarse grained mafic xenoliths. Poikilitic biotite is diagnostic, but challenging to recognize when the diorite is moderately to strongly altered. Magnetite commonly occurs as disseminations or as aggregates, replacing mafic crystals and filling fractures and massive veins with epidote ± actinolite ± apatite selvages.

The monzonite (MO) is light to dark orange-pink, locally green and fine to medium grained. Textures vary from porphyritic to fine grained equigranular and trachytic. It is primarily composed of subhedral to euhedral K-feldspar, plagioclase, biotite, and hornblende ± fine-grained disseminated magnetite. It is variably altered to pervasive or patchy K-feldspar and patchy to vein controlled epidote, magnetite ± actinolite. Jigsaw crackle and fault breccias, containing specularite, magnetite ± chlorite are common along margins within the main mineralized zone.

Several post-mineral dyke swarms of basalt, syenite, and latite cross-cut the BXF, diorite, and monzonite but are discontinuous and volumetrically insignificant.

The Triassic rocks (BXF, diorite, monzonite, and latite) are juxtaposed upon younger sedimentary rocks to the east and southwest by late north-northwest trending high angle faults along the margins of the deposit. The sedimentary package to the west is separated by the “SW Seds Fault” and thought of as belonging to the Jurassic Ashcroft Formation (Figure 7-3). Sedimentary rocks to the east of and separated from the deposit by the ‘‘M Fault’’ are assigned to the Eocene Kamloops Group.

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Kamloops Grp
N
M Flt
MAPTEK Vulcan
diorite
MO
MO
MO
MO
MO
MO
J
K
BXF
A
D
FW Flt
HW Flt
BXF
J
E
BXF
D
picrite
SW Flt
Ashcroft Fm
2200 N
2000 N
1800 N
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
4200 E

0
100
200
300
400
Metres

Figure 7-3

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Source: Lipske and Wade, 2014.

March 2015

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Kamloops Group sedimentary rocks are pale to medium grey-brown varying in composition from mudstone to conglomerate. Pebble conglomerates are moderately sorted, clast or matrix supported and are rounded to sub-angular. Pebbles comprise chert, mudstone, and volcanics intercalated with sedimentary horizons. Bedded siltstone, mudstones, and sandstone are locally interbedded with juvenile coal seams. Contacts are undulating, and sharp to gradational, commonly with graded bedding between layers of mudstone, siltstone, and sandstone.

The basalt is grey fine to medium grained, amygdaloidal, and varies from basalt to andesite composition. The sedimentary rocks are likely derived from a proximal volcanic protolith of Eocene age.

A rheological discontinuity occurs through the central and western parts of the deposit between an ultramafic picritic flow (picrite) and the BXF (Figure 7-3). The picrite is dark bluish-green to black and strongly magnetic. It is composed of fine- to coarse grained, subhedral to euhedral chlorite and serpentine altered mafic phenocrysts mingled at times with magnetite-altered olivine crystals within a moderately to strongly serpentine ± chlorite ± magnetite-altered groundmass. The texture ranges from massive to fine grained, medium to coarse grained, and porphyritic to autoclastic. Contacts are commonly sheared with chlorite or dolomite ± calcite. The rock mass has a high magnetic susceptibility, and its dark colour and soft talc feel are diagnostic. The picrite is distinctly less competent than other rock types and this impacts ground conditions within the mine.

Structure

The deposit is transected by numerous faults in a range of orientations. New Afton geology personnel have mapped, logged, and interpreted many of these faults, some of which appear to affect the mineralization. Table 7-1 lists the major faults and some of their characteristics. Figure 7-4 is a level plan view showing many of the faults listed in Table 7-1.

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4200 X
4100 X
4000 X
3900 X
3800 X
3700 X
3600 X
3500 X
3400 X
3300 X
3200 X
3100 X
3000 X
2900 X
2300 Y
2200 Y
2100 Y
2000 Y
1900 Y
1800 Y
1700 Y
1600 Y
1500 Y
1400 Y
M
Q
B
L
F
K
A
HW
FW
P
Y
J
R
G
D
C
X
N
0
50
100
150
200
Metres

Figure 7-4

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Level Plan Showing Faults in the Deposit

March 2015

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Table 7-1 Fault Zones
New Gold Inc. - New Afton Mine

Name	Description
East-West Trending
Hanging Wall	East-west striking sigmoidal shaped fault zone bound to the area north of the Picrite/BXF contact and cut by monzonite. Defined by carbonate healed faults along the picrite/BXF contact including rubble zones near carbonate-healed faults. Fault zone includes blocks of BXF, picrite, diorite, and monzonite. Location near the Apex level is based on measured structures. Location between the A and J faults is based on the presence of carbonate healed faults and a major structure mapped in the pit.
Footwall	East-west striking fault with a strike, dip, and plunge similar to the HW Fault. The location and thickness of this fault is based on underground mapping. The fault is smoothed and adjusted at drill intercepts.

Southeast Trending
J	Is a sharp rubbly boundary between diorite and BXF in the east and is represented by a thick zone of carbonate healed and rubbly faults west of the A Fault. It is discontinuous and likely dissected in the fault corridor between the A and K faults. This fault is supported by the pit mapping on the eastern side of the pit, but not on the west. It is well supported by the drilling in the northwest and southeast corners of the deposit and acts as a major mineralization, alteration, and sometimes lithological boundary. It also appears to control the westward plunge of the mineralization in long section.

North-Northwest to South-Southeast Trending
A	Is a major structure mapped in the pit. Defined by rubbly and carbonate healed faults. The fault bounds and/or is the eastern extent of the picrite in the centre of the model. The CuEq was used to guide the interpolation of mapped faults in south, especially where intercalating picrite and BXF is present. The A fault is the western edge of a thick fault zone postulated to be long lived that comprises a corridor with the K Fault.
K	Eastern edge of intense rubbly deformation zone east of the A Fault does include carbonate healed faults. It is a major structure mapped in the pit and historically portions were mapped underground as the “Pit Portal and JM faults”. Monzonite blocks are deflected, displaced, or are bound by this fault in the east. Underground mapping and drill hole data indicate that the K fault locally controls oxidation and supergene ore.
M	Is the western contact between the BXF-diorite-monzonite and the Kamloops Group. Contacts were used to project this fault where any fault data was absent from the core logs. The ‘‘M Fault’’ is subparallel to the major A, K, and F faults mapped in the eastern portion of the pit.

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Name	Description
SW-SED	This fault marks the contact between BXF and sedimentary rocks on the southwest margin of the picrite. Drilling in this area is sparse and several historical AS01-series drillholes intersect the fault north of the block model extents. It is supported by regional geophysics.

Northeast-Southwest Trending
D	Primarily based on faults logged in drill core, rubble east of the K fault and both carbonate healed and rubble zones in the west. It is a major fault mapped in the western portion of the pit and historically called the “N dipping FWF splay”. Isolated lenses of mesogene mineralization are located along the D Fault at depth.
E	Primarily based on recent underground mapping and supported by drilling characterized by rubble east of Fault K and carbonate healed. Prominent control on oxidation and supergene ore.

Alteration

Five principal alteration facies have been noted at New Afton. These are a biotite-dominant potassic (KB), potassium feldspar-dominant potassic (KK), inner propylitic (PI), phyllic (PH), and outer propylitic (PO). Alteration assemblages are described as follows:

Biotite-Dominant Potassic: Biotite occurrences range from selective mafic mineral replacement to pervasive and texturally destructive, containing accessory K-feldspar ± magnetite. It is most commonly hosted within BXF and intimately associated with copper sulphides and hypogene mineralization. Biotite alteration is present in the monzonite but is strongest immediately adjacent to its contacts. Biotite is variably overprinted by chlorite or fracture-controlled to patchy inner propylitic alteration.

Potassium Feldspar-Dominant Potassic: K-feldspar is dominant as vein selvages to pervasive and texture-destructive containing accessory biotite ± magnetite. It has been observed in all rock types except picrite and late dykes. Commonly seen along selvages of specularite ± epidote veins, potassium feldspar alteration intensity increases within proximity to the monzonite contacts and is strongest within the monzonite. Weakly anomalous copper grades are common, but not always present within the K-feldspar alteration envelope. Bornite and increased copper grade occur within patchy K-spar altered BXF throughout the mineralized zones.

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Inner Propylitic: The inner propylitic (calcic) alteration assemblage is characterized by patchy to pervasive, fracture controlled and massive epidote, magnetite, actinolite ± apatite. The assemblage is prominent both on the margins and within monzonite, diorite, and BXF. Calcic alteration also occurs as magnetite, actinolite ± apatite veins and breccias with epidote ± K-feldspar altered selvages. It commonly overprints the potassic alteration assemblage and associated copper mineralization.

Phyllic: The phyllic alteration assemblage is dominantly patchy to pervasive sericite ± dolomite ± ankerite ± anhydrite, pyrite, and quartz. It is common for, but not restricted to, the margins of many carbonate-healed faults. Phyllic alteration forms as a broad outer halo to the potassic and inner propylitic alteration assemblages and commonly overprints earlier alteration assemblages. The phyllic assemblage is host to mesogene mineralization that follows structures within the main mineralized zone.

Outer Propylitic: Typified by pervasive and selective chlorite; patchy, selective to fracture-controlled epidote ± calcite replacing mafic crystals, pyrite, and magnetite throughout. Commonly seen in fragmental and crystalline BXF where epidote is selective to fragments and crystals. This assemblage geographically halos the phyllic assemblage and is the most distal to mineralization.

The alteration paragenesis comprises a complex sequence of inner potassic to calc-potassic and outer propylitic alteration that was in turn overprinted outward and upward by fault-controlled phyllic assemblages. Moving sequentially from the monzonite stock outward, early magnetite flooding with apatite ± actinolite (PI) is preserved close to the southern margin of the stock at depth. Strong to intense texture-destructive biotite alteration (KB) is developed closest to the northern margin of the stock in the main body of mineralization and as discontinuous haloes to monzonite dykes in the Hanging Wall Lenses. Copper and gold mineralization is directly related to KB alteration.

The inner potassic core is haloed by outer propylitic alteration (PO) dominated by chlorite. Retrograde chlorite is commonly observed as a late overprint of biotite alteration but does not appear to affect grade in hypogene mineralization.

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The potassium feldspar-dominant potassic alteration (KK) occurs as discontinuous patches mixed with outer propylitic and inner biotitic alteration but is ubiquitous throughout the system. Pervasive KK alteration is dominantly restricted to the monzonite.

Late structurally-controlled phyllic (PH) alteration assemblages overprint potassic and outer propylitic alteration along high-angle structures. The phyllic alteration event is considered by New Afton geologists to have contributed to the remobilization of copper and introduction of deleterious elements where it intersects primary hypogene mineralization. It has been long recognized by New Afton geologists that phyllic alteration is in itself zoned with an inner core of dolomite and iron carbonate along the structures it manifests.

Mineralization

Copper-gold-silver mineralization occurs as disseminations and fracture-filling sulphide grains occurring in three roughly tabular east-west striking, steep dipping bodies. The Main Zone, as its name suggests, is the principal zone of mineralization. Present mining operations are located within the Main Zone. It is flanked to the east and south by two smaller bodies called the Hanging Wall Zones.

The mineralization at New Afton is grouped into three broad categories: hypogene, secondary hypogene, and supergene. The terms describing these zones date to the early days of exploration on the Project and are recognized now to be inaccurate. They have been retained, however, for consistency in order to minimize confusion. Hypogene was originally ascribed to primary copper sulphide mineralization that had not undergone significant oxidation. Presently, hypogene refers to chalcopyrite and accessory bornite mineralization which forms the core of the deposit and is dominated by biotite alteration. This is noted to typically occur along the northern margins of the monzonite stock in the Main Zone and discontinuous monzonite dykes in the HW Zones. For logging purposes, hypogene mineralization is defined as having greater than 1% sulphides, or 0.5% sulphides in bornite-dominant zones.

Mesogene is used to describe a later overprint of secondary hypogene mineralization upon primary sulphide mineralization by tennantite-tetrahedrite with possible bornite and chalcocite. The secondary overprint is associated with bleached sericite-dolomite alteration localized along narrow fault zones and is responsible for the introduction of the deleterious

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elements arsenic, antimony, and mercury. It is thought to be related to late-stage, lower temperature low-pH fluids that ascended along high-angle structures and remobilized copper from primary sulphides to form sulphosalts and high-sulphidation state sulphide minerals. Secondary hypogene mineralization appears as sooty steel grey to bluish grey reaction rims on chalcopyrite blebs and stringer fractures. The distribution of mesogene mineralization is very narrow and discontinuous and commonly restricted to faults such as the HW, J, and D faults, particularly where they intersect. It is always associated with carbonate-rich phyllic alteration and only occurs where host structures intersect primary hypogene mineralization.

The supergene mineralization type has been assigned to oxidized portions of the deposit, where sulphide minerals have largely been replaced by native copper. The domain is roughly conical in shape and centred below the New Afton pit, limited to the east by the M fault. The supergene domain is defined for logging purposes as having 0.5% or greater native copper, or, in the absence of native copper, intervals of strong oxidation with a threshold assay of 0.2% Cu. Recent mapping by New Afton Mine geologists indicates the spatial distribution of supergene mineralization at the apex level of the block cave is also controlled by the E and K Faults.

The mineralized zone, as it is delineated to date, is a sub-vertically dipping, generally continuous, tabular body extending downwards from the base of the existing pit for approximately 1,250 m. The body plunges to the southwest at an angle of 50°, and extends 1,570 m from surface to the lowest drill hole intercept. The Main Zone measures approximately 220 m across strike at its widest point, and it tapers with depth and along strike. Two smaller satellite bodies are located on the hanging wall side of the Main Zone, bringing the maximum width of mineralization subtended by all bodies to just over 470 m.

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8 Deposit Types

The Afton deposits are copper-gold silica-saturated, alkalic porphyry-style deposits of a type that, as stated in Section 7, are found throughout British Columbia. Other deposits of note within this family include Galore Creek, Mount Milligan, Mount Polley, and Copper Mountain. All of these deposits share with Afton similar chemical affinities and host rock provenance. They are described by Carter (1981) as being associated with plutons of Late Cretaceous to Tertiary age intruding Mesozoic volcanic and sedimentary rocks of the Intermontane Belt. The porphyry intrusive bodies can comprise stocks, plugs, dikes, and dike swarms with a footprint of typically less than one square mile in area.

Mineralization results from late stage hydrothermal activity driven by remnant heat from the porphyry intrusion. Thermal gradients within these systems give rise to broadly concentric, although often complexly intermingled, zones of alteration and mineralization. The distribution of alteration and mineral facies are largely influenced by dikes, veins, and fracture systems which concentrate and control fluid flow.

Late epithermal processes have overprinted the porphyry system and introduced mercury, antimony, and arsenic in geochemically significant concentrations. Weathering from percolation of meteoric water has resulted in the oxidation of the hypogene sulphide mineralization in a portion of the deposit to chalcocite and native copper.

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9 Exploration

Prior to New Gold’s involvement, the only work that had been done on the deep resource at Afton was the seven holes drilled by Afton Mines in 1973 (two holes) and 1980 (five holes). New Gold commenced exploration work in 2000, with mapping and sampling of the pit (as well as any available outcrop surrounding the pit) and drilling of 96 surface diamond core holes totalling 42,450 m.

In November 2004, an adit was collared in the former Afton open pit at 512 MASL. A ramp was driven from this portal to provide access for underground sampling, infill drilling to confirm the Mineral Resources, and further exploration drilling to determine the full extent of the mineralization. Total drifting was 2,200 m.

The bulk of exploration work undertaken by New Gold has been in diamond drilling. This is described in more detail in Section 10 of this report.

In late 2005, New Gold contracted Fugro Airborne Surveys Corp. (Fugro) to complete 1,323 line-km of airborne electromagnetic surveying (DIGHEM) of the Afton and Ajax claims. Quantec Geoscience Ltd. was retained in 2008 to carry out Tensor Magnetotelluric (MT) and DC Resistivity and Induced Polarization (DC/IP) surveys totalling 34.5 line-km.

A 70 sample petrographic study was carried out in June 2006 by Jeff Harris of Vancouver Petrographics Limited. The suite comprised samples collected from 2005 diamond drilling representing various mineralisation and alteration styles encountered.

In addition to the work at Afton, New Gold has carried out relatively small programs on the Ajax Group, which is located just over 7 km to the southeast of the Afton pit. Drilling on the Ajax in 2004 and 2006 totalled 4,635 m in ten holes. During the period from 2006 to 2008, New Gold drilled another 16 holes totalling 6,820 m. A radiometric survey, consisting of 44.73 line-km, was carried out in 2007, along with collection of 2,040 geochemical soil samples.

In 2010, several chargeability anomalies coincident with and peripheral to the Pothook pit were identified as a result of the Titan-24 survey completed in 2008. Follow-up on the

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anomalies resulted in a total of 1,780.03 m drilled in three surface holes on the margins of the Pothook Pit.

In 2011, New Gold completed an airborne geophysical survey of its mineral claim holdings as they extend northwest from the New Afton Mine. The survey was carried out by Fugro and consisted of 1,905 line-km of DIGHEM, magnetometer, and radiometric surveys. The results of this work are being used to support ongoing exploration of the New Afton district.

Surface mapping and re-logging of core was conducted in 2012-2013 in support of the new geological model for the Mineral Resource estimate.

A 34 sample petrographic study was carried out in May 2013, followed up by a 22 sample petrographic study carried out in December 2013. Both studies were carried out by Craig Leitch of Vancouver Petrographics. The suite comprised samples collected from 2012 diamond drilling with a majority of the samples having been strongly potassically altered.

A 51 sample feldspar staining study was carried out during the 2013 drilling campaign. Samples selected for the study were stained by sodium cobaltinitrate and amaranth to determine whether or not the samples had been altered by secondary potassium feldspar. The study has continued during the 2014 campaign with samples occasionally submitted for analysis.

Exploration Potential

In RPA’s opinion, there is still exploration potential down-dip/plunge of the known mineralization. Further drilling is warranted to expand and better define the Mineral Resources at New Afton.

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10 Drilling

Drilling on the New Afton deposit has been conducted in a series of programs over a period spanning 2000 to the present. To the end of 2014, a total of 263,714 m of drilling had been completed in 644 holes. Most of the drilling has been for exploration and resource definition, however, many holes have been drilled for a variety of other purposes. These include water monitoring, geotechnical testwork, and installation of instrumentation for ground monitoring. Some of these “other” holes have also been logged, and the data collected from them has been used in resource modelling. Table 10-1 summarizes the drilling done according to the purpose of the holes.

Table 10-1 Summary of Drilling by Purpose
New Gold Inc. - New Afton Mine

Purpose	Number	Metres
Exploration
C-zone	144	92,782.13
East Extension	42	11,430.61
Hanging Wall Lens	24	9,516.18
Main Zone	343	139,262.70
Total Exploration	553	252,991.62

Other
Geotechnical	59	6,906.02
Operations	17	907.15
Piezometer	5	1,804.91
Seismic	1	281.03
Service Holes	1	23.40
Well Monitoring	8	800.00
Total Other	91	10,722.51

Total	644	263,714.13

The majority of the drilling, particularly for exploration and resource definition, has been diamond core drilled either from surface or, more commonly, from underground. Of the 644 total number of holes drilled, 620 were diamond core (Table 10-2). Core sizes have been largely NQ (4.76 cm dia.) or NQ2 (5.06 cm dia.), often with holes collared in HQ (6.35 cm dia.), and reduced to NQ2 downhole.

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Two reverse circulation (RC) holes were drilled in 2010 and 2011.

Table 10-2 Summary of Drilling by Type
New Gold Inc. - New Afton Mine

Hole Type	Number	Metres
DD	620	262,292.43
HID (Geotech. Instr.)	9	108.53
RC	2	868.00
SH (Mine Services)	11	340.17
SI (Seismic Instr.)	2	105.00
Total	644	263,714.13

Table 10-1 shows that of the 644 total number of holes on the property, 553 were for exploration or resource definition. Of the remaining holes drilled, only some were logged. Table 10-3 summarizes these 553 holes by year in which they were drilled. The locations of the drill holes in the immediate vicinity of the Mineral Resources are shown in Figure 10-1.

Table 10-3 Exploration Drilling by Year
New Gold Inc. - New Afton Mine

Year	Number	Metres
2000	22	9,481.13
2001	28	14,448.41
2002	27	14,431.18
2003	16	8,702.92
2005	69	27,286.38
2006	48	27,416.86
2007	36	20,180.37
2008	27	8,784.65
2009	23	5,168.69
2010	12	3,077.29
2011	17	5,695.14
2012	47	18,728.90
2013	109	44,805.31
2014	72	44,784.39
Total	553	252,991.62

The drilling has been and continues to be carried out by contractors. The bulk of the holes have been drilled by Atlas Drilling Company (Atlas) of Kamloops, British Columbia. Other companies engaged in the past for exploration holes include Boisvenu Drilling Ltd. (Boisvenu) of Vancouver, British Columbia; Western Exploration Drilling Ltd. (Western) also

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of Kamloops; FORACO Drilling Ltd. (FORACO) of Kamloops; and Connors Drilling Ltd. (Connors) of Kamloops.

2000 – 2003

All drilling for the period was conducted under contract to Atlas. A total of 93 surface diamond drill holes were collared for an aggregate length of 47,064 m. Three of these holes were for installation of piezometers. The target for this drilling was the Main Zone.

Surface drill collars were surveyed by transit and Brunton compass. In 2000, orientations of holes drilled after hole 2K-12 were measured using a Pajari Bore Hole Survey Instrument, and in 2001 and 2002, a Reflex Easy-Shot Survey Instrument, which records dip and azimuth, was used. Drilling is discussed in further detail in reports prepared by Behre Dolbear (2003, 2004).

2005 – 2006

A 2005 underground drilling program was carried out by Boisvenu using NQ2 equipment. All drill holes were surveyed using a Photo-Bore single-shot instrument for dip and azimuth changes downhole, with collar surveys done by transit. Underground exploration drilling for the 2005-2006 period totalled 43,553 m in 103 holes. Two holes (474 m) were drilled for piezometer installation, and nine holes, totalling 1,897 m, for geotechnical purposes. The geotechnical program comprised five underground and four surface holes. Atlas drilled another two exploration holes from surface (2,871 m), targeting the C-zone.

The 2005 program focused on definition drilling of the known mineralization in the Main Zone. The pattern was configured to fill in sections halfway between the existing surface holes, bringing the nominal section spacing to 40 m. In 2006, the principal target area was the C-zone.

Core was delivered by the drillers on a daily basis to the core shack where it was placed on a pallet and covered until placed in the temporary racks. The core was logged for rock type, mineralization, and alteration, and also for geotechnical data including percent recovery, rock quality designation (RQD), character, and number of fractures. The core was photographed prior to being sampled. RPA noted in the site visits conducted in 2005 and 2006 that the core recovery was generally excellent.

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2007

Drilling in 2007 was carried out by FORACO and Atlas. Core sizes were PQ (8.51 cm dia.), HQ, NQ2, and BQTK (4.07 cm dia.). A total of 20,180 m of drilling was completed in 36 holes.

Core handling protocols in 2007 were similar to those applied in 2005-2006. Downhole surveys were carried out using either a Reflex EZ-Shot or Maxibor instrument. The Reflex measurements were made every 50 m for holes greater than 100 m depth. For shorter holes, measurements were made at the mid-point and bottom of the hole. The Maxibor provided readings every three metres downhole.

2008

Drilling in 2008 comprised 9,457 m of diamond core in 33 holes, five of which were for geotechnical purposes. Drilling contractors were Atlas and Western, and exploration holes targeted the Main, C, and Hanging Wall Zones.

For that program, New Gold instituted a formal protocol for locating, monitoring, surveying, and logging the drill holes. Planned holes were plotted in plan and section to confirm the target and collar location. A geologist then inspected the collar site, and the surveyors marked both the collar location and line. Once the drill had been set up, the geologist conducted an inspection, checked the orientation of the rig, and confirmed with the driller. Daily site inspections were conducted by a geologist as the holes were being drilled.

Following completion, a downhole survey was carried out by a technician using the Reflex instrument (as described under 2007 Program). Use of the Maxibor was discontinued as New Gold personnel had concerns regarding its mechanical reliability.

On completion of the hole, a request was made to the surveyors for collar pick-up. In practice, some underground collars were not actually surveyed, but were located relative to the drift survey. Once the survey was complete, site reclamation of both the pad and the sump was carried out.

Core was delivered at the end of each shift to the logging facility housed in a Quonset hut on site. Depending on the back-log, the core was either laid out for processing or stored for

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later logging. Processed core was laid out, washed, checked for correct depth measurements, and marked with start and end measurements. Any incorrect depth blocks were corrected at that time. Aluminum tags, denoting hole and box numbers, were affixed to each box. The core was then marked for sampling on two-metre intervals. Geotechnical logging was carried out, followed by the geological logging. Geological logging included lithology, alteration, and mineralization. The logs were transcribed into spreadsheets, which were then sent to a database manager along with the core imagery and sample lists.

Sample tags were prepared for the marked intervals as well as the quality assurance/quality control (QA/QC) samples, and this was all recorded in a spreadsheet. The core was then photographed and placed in racks to await sampling. On completion of the logging, the core was sampled by splitting with a diamond saw. The remaining half-core was placed back in the boxes for long-term storage.

2009 – 2011

In this period, leading up to commencement of production, 50 exploration holes were drilled totalling 13,073 m. The holes were all drilled under contract to Atlas, and most of the drilling was on targets outside of the present resource volume. Nine holes, in two fans from underground, were drilled to test the Main Zone at about the 5,050 m level. Two others were drilled along strike of what is now the HW1 Zone but did not intersect significant mineralization.

Protocols for siting, surveying, logging, and sampling the holes were similar to those established in 2009.

2012 – Present

Exploration drilling since 2011 has been more intense than at any time in the Project history, with 108,319 m of predominantly HQ core drilled in 228 holes. In July 2012, New Gold embarked on a program of underground drilling to better define and expand the C-zone. To the time of writing of this report, 138 holes have been completed in this program totalling 85,123 m. The balance of the exploration drilling was carried out on the Hanging Wall Zones, A and B portions of the Main Zone, and the East Extension. All drilling has been conducted by Atlas.

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Hole positioning and surveying has been conducted in the same manner as for the previous years. Mine surveyors locate the collars, provide fore-sight and back-site markers, and survey the collars. Drillers conduct downhole surveys using the Reflex EZ-Shot, taking measurements every 25 m.

The logging and sampling facilities have been expanded and enhanced, as has the core storage yard. The basic work flow remains similar to past years in that core is logged for lithology, alteration, mineralization, and geotechnical data. The core is photographed then marked for sampling on two-metre intervals.

Specimens for bulk density measurements are collected every 10 m through the ore, starting at 50 m above the start of the zone. The samples consist of intact pieces of core measuring 10 cm to 15 cm in length.

Core logging is now done directly into laptop computers using LogChief software, which links directly into a DataShed database. Logging codes for lithology, alteration, and mineralogy have been formalized and built into the logging software to improve consistency. Only certain codes are permitted to be entered in some fields. This forces the logging to conform to the defined standards for the property. The various types of faults in the deposit have been characterized and there are codes to permit logging these features. This provides the ability to collate intercepts and better interpret the fault orientations.

The core handling protocols are documented in a manual.

In RPA’s opinion, the current drilling, core handling, logging, sampling, and core storage protocols in place at New Afton meet or exceed common industry standards, and RPA is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

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RPA
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2500 m 2400 m 2300 m 2200 m 2100 m 2000 m 1900 m 1800 m 1700 m 1600 m 1500 m 1400 m
2700 m 2800 m 2900 m 3000 m 3100 m 3200 m 3300 m 3400 m 3500 m 3600 m 3700 m 3800 m 3900 m 4000 m 4100 m
N
Legend:
Drill Hole Trace
Drill Hole Collar
Topo Contour
Resource Outline
0 50 100 150 200
Metres
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
Drill Hole Locations
March 2015

Figure 10-1

10-7

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11 Sample Preparation, Analyses and Security

2000 - 2003

All core drilled by New Gold in the 2000-2003 programs was assayed by Eco Tech Laboratories Limited (Eco Tech) of Kamloops, British Columbia. Sample preparation and analysis were as follows:

•	All samples were sorted, documented, dried (if necessary), roll crushed to -10 mesh, split into 250 g sub-samples, and pulverized to 95% -140 mesh.

•	Samples for Cu metallics assay (when requested) were split and pulverized into additional 250 g sub-samples of -10 mesh material. The entire pulp was screened to -140 mesh.

•	Au and Pd were sub-sampled to 30 g aliquots and analyzed with conventional fire assay using atomic absorption (AA) and/or Inductively Coupled Plasma (ICP) finish. Minimum reported detection for Au and Pd was 0.005 g/t.

•	Cu was determined by AA using aqua regia digestion. “Metallic” Cu (when required) included two Cu assays per sample.

•	Ag geochemical analysis was by aqua regia digestion and AA.

•	All equipment was flushed with barren material and blasted with compressed air between each sampling procedure.

The New Afton property was fenced and gated, and reasonably secure. It was reported that after the core was logged and sawn, tied sample bags were locked in New Gold’s field office until picked up by personnel from Eco Tech for transport to their facilities. Drill core was stored in core racks at the locked, secure core shack. Rejects were kept at Eco Tech’s office, and pulps were securely stored at New Gold’s field office.

2005 - 2011

All analytical work was also performed by Eco Tech. Copper and silver assays were determined using standard acid digestion followed by AA. Gold and palladium were determined using fire assay followed by an AA finish. Pulps for one in five samples were run by ICP for deleterious elements, which included arsenic, antimony, and mercury. Internal checks consist of a minimum two repeats, one blank, two re-splits, and two or three

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reference standards, one for copper, one for silver, or one combined copper/silver and one for gold/palladium. If native copper was reported on the sample sheets, a metallic screen analysis was run in addition to the regular assay.

Bulk density measurements were made at Eco Tech, using a water immersion method.

Mr. Stewart Wallis of RPA visited the Eco Tech Kamloops facility on June 7, 2005, for an inspection, and discussed the assaying methodology and QA/QC protocols with Eco Tech president, Jutta Jealouse. Assay results and internal check results were checked and batches rerun if problems were observed. Sample transport and handling protocols were essentially the same as with previous programs. There were no concerns noted from the visit.

The laboratory has since been acquired by Stewart Group Ltd., of the United Kingdom. At the time that the analytical work was carried out for New Gold, Eco Tech was ISO 9001-2000 accredited, and independent of New Gold.

2012 – Present

In 2012, the primary laboratory was changed to Activation Laboratories Ltd. (Actlabs), located in Kamloops, British Columbia. The Kamloops Actlabs facility has ISO 9001:2008 and ISO/IEC 17025:2005 accreditation, and is independent of New Gold. Assaying protocols are similar to those of past programs. All samples are now analyzed for antimony, arsenic, and mercury.

Samples are dried and crushed to 85% minus 2 mm, then riffle-split to obtain a 250 g sub-sample. The sub-sample is pulverized to 95% minus 106 µm. A 50 g aliquot is run for gold by fire assay with ICP finish. Samples are also assayed using 36-element geochemical Inductively Coupled Plasma Optical Emission Spectroscopy (ICP-OES) following four-acid digestion. If the copper assay is greater than 5,000 ppm Cu, the sample is rerun using a four-acid digestion and ore grade ICP-OES.

In RPA’s opinion, the analytical procedures are appropriate and consistent with common industry practice. The laboratory is a recognized accredited commercial assayer. The sampling is carried out by trained technical staff in a manner that is appropriate for the mineralization style. Samples are properly identified and recorded in a secure database.

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The samples are stored in a secure location and always in the custody of New Gold personnel or their designates. Transport of the samples from the site to the laboratory is done on a frequent basis and in a secure manner.

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12 Data Verification

2000 - 2003

New Gold’s QA/QC protocols were as follows:

•	Assay standards were routinely used to control assay precision.
•	One in nine pulp samples were re-assayed by Eco Tech.
•	One in 25 reject samples were re-split and re-assayed by Eco Tech.
•	Pulp samples were randomly selected for duplicate assaying by different laboratories.

Technical reports by consultants Behre Dolbear (2003, 2004) described validation of the assays from the surface drilling program. Behre Dolbear (2004) concluded that the assay and survey database used for the Afton mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

2005 - 2006

New Gold’s protocols were somewhat modified from the ones used prior to 2005. A blank, standard, or duplicate was entered into the sample stream at a frequency of one every eight samples. Sample QA/QC data from the underground drilling program was analyzed by Ron Konst, P.Geo., an independent consultant retained by New Gold. Mr. Konst noted that there were 53 blank assays and 18 standard assays with results outside of an acceptable error limit. These samples comprised 7% and 2% of the total blank and standard assays, respectively, although it was reported that several of these “outliers” were the result of improper labelling (i.e., standards sent as blanks, and vice versa). The Konst report recommended that the batches with out-of-specification (OOS) QA/QC data be investigated and re-assayed, if appropriate. This work was carried out and no material changes to the assay database resulted. Several of the OOS blanks were found to be misidentified in the database and did not represent improper assay results. The duplicate data were analyzed using scatter diagrams and Thompson-Howarth plots to determine if any biases were present and to define the assay precision. The precision for copper at a 0.6% grade was ±9%, and for gold at a 0.5 g/t grade, ±20%. No biases were detected.

RPA reviewed the Konst report and the QA/QC data, and conducted independent analyses of the QA/QC assays. No concerns were indicated by this analysis. RPA concurred with the

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principal conclusion of the Konst report and considered the assay data suitable for use in Mineral Resource estimation. However, in the course of preparing the estimate, RPA found a number of database errors, which were brought to the attention of New Gold personnel and corrected. These errors were often observed to persist in subsequent versions of the database, indicating that the validation process was not robust. Eventually, these errors were expunged, but concerns regarding the data handling remained. RPA carried out a check of approximately 10% of the drilling database against the original assay and survey records. Drill holes were selected on a more or less random basis, spanning the entire life of the Project to date. No errors were found.

2007 - 2011

New Gold consultant, Bruce Davis, reviewed the QA/QC data in October 2008 and found that QA/QC results were showing significant deficiencies and that remedial measures had not been taken. The recommendation was made to select approximately 300 sample pulps for re-assay of copper and gold, both at the principal laboratory, Eco Tech, as well as at another laboratory. The results of this re-assay program did not indicate that there were any concerns with respect to bias. However, the data did display a somewhat high level of scatter for pulp duplicates.

RPA selected approximately 10% of the holes drilled since the last resource estimate (2006). No errors were found. In addition, the entire database was checked using the Gemcom validation utility. One or two very minor discrepancies were found with respect to the header information, but none that would impact on resource estimation.

A proprietary database system, called DrillView, had been established with automated functions for importing, validating, and exporting the drill data. Data handling protocols were introduced which provided for the establishment of a single master database, with one person responsible for its maintenance.

Assay data was sent from the laboratory via email and hard copy to the database manager at site, where it was converted to comma-delimited files and imported into the master database for validation. The validated data was then exported to various users for specific applications such as geological interpretation, plotting, and resource estimation.

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In 2011, RPA reviewed the data handling protocols for data acquisition and management and considered them to be reasonable and consistent with common industry standards.

2012 – Present

In 2012, in order to bring New Afton’s practices in line with corporate standards, New Gold personnel ported the DrillView database to Maxwell DataShed, a commercial drill data management program. In the course of this process, the database was checked for errors and corrected where necessary. The pre-2012 assay data was compared to the assay certificates and it was found that 11 certificates from the 2006 drilling had been improperly imported. Columns of data in the assay spreadsheets had been misidentified resulting in these columns being imported to the wrong fields in the database. This resulted in minor underestimation of gold and copper grades in some blocks in the model. New Gold reviewed the resource model and found that it had little impact on the Mineral Reserves estimate.

Other errors found included overlapping intervals in some areas where re-assays had been carried out, and inconsistent downhole survey data, particularly where there were changes from one instrument to another. These inconsistencies were corrected. A fairly significant error was discovered with conversion of azimuths of downhole surveys from magnetic to true. Declination, or the difference in direction between magnetic north and true north, varies due to a continual drift of the north magnetic pole. The declination correction applied to the surveys had been kept constant throughout the history of the Project which had resulted in some fairly significant errors in the orientation of recent holes. These were corrected in the database.

The database is maintained and updated by a Database Administrator in Vancouver. The database itself is resident at the mine site, where it is backed up hourly. Weekly tape backups are stored off site.

Assay results are sent via email and then imported into DataShed. Geologists log directly into the database from the core shack. DataShed checks for improper FROM-TO intervals, gaps in the data, and invalid hole lengths. The collar coordinates are compared to the planned locations and the downhole surveys are checked for abrupt changes in direction. Once all assay data has been imported, including re-assays and final QA/QC results, the validated database is exported to comma-delimited files and sent back to site. These files are imported into Vulcan for geological interpretation and wireframe modeling.

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Assay QA/QC consists of the addition of standards and blanks into the sample stream, along with duplicates of both pulp and reject material. Every 50th pulp is sent to SGS Canada Inc., in Burnaby, British Columbia, for check assay. In 2014, 11 commercially prepared standards were used, five for gold and six for copper. The standards results are plotted against the confidence limits which are defined as two standard deviations from the nominated best value. Any failures are re-assayed along with five shoulder samples on either side in the sample stream until the standard is within the error limits.

Blanks comprise barren rock that has been confirmed to be zero grade. Failures for blanks are treated in the same way as standards.

Pulp, reject, and external duplicate results are plotted on scatter diagrams to check for bias and on coefficient of variation diagrams to estimate the precision. RPA reviewed the QA/QC reports for 2013 and 2014. There did not appear to be any persistent bias in the pulp and reject duplicate results. External duplicates showed a minor bias in 2013 but no bias in 2014. Standards and blanks results were within an acceptable failure rate, and appropriate steps had been taken when failures occurred.

The gold analyses show a high degree of scatter, which has been noted for some time in the New Afton data. A study compiled by New Afton personnel on assays from the pre-2012 era show extreme scatter in the gold analyses. The reason for this apparent lack of precision is unknown. In RPA’s opinion, it does not appear as though the gold assays are biased, and consequently, the global resource grades should not be adversely affected. The accuracy of local block grades may be impacted, although with the mining method used at New Afton, this may not really have any relevance. Production results to date appear to show that the block model is performing reasonably well, and as such, there are no critical concerns with the assay database.

In RPA’s opinion, the database management, validation, and assay QA/QC protocols are consistent with common industry practices. The database is acceptable for use in Mineral Resource estimation.

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13 Mineral Processing and Metallurgical Testing

Metallurgical Testing

Previous Metallurgical Testwork

RPA reported on previous testwork from SGS in Bergen et al., 2009. This testwork, summarized below, formed the basis for the present mill design.

A metallurgical test program was developed by Hatch in conjunction with New Gold and SGS. The primary testwork was completed by SGS from March to October 2006, while secondary programs were completed by Pocock Industrial Inc. (Pocock) and Knelson. Mineralogy was completed by Advanced Mineral Technology Laboratory (Amtel) and Vancouver Petrographics Ltd. (VPL). Hatch reviewed and interpreted the results from the various test programs to develop the process design criteria and flowsheets.

Three ore types represent the mineralization for this copper-gold deposit. The metals of economic interest were copper, gold, silver, and palladium. Table 13-1 provides a comparison of the estimated percentages for the test program with the percentages in the 2009 LOM plan.

Table 13-1 Percentage of Ore Type
New Gold Inc. – New Afton Project

Rock Type	% Estimated for Testing	% in LOM Plan
Hypogene (Primary Zone)	50	52
Mesogene (Transition Zone)	40 to 50	44
Supergene (Enriched Zone)	5 to 10	4

Program Description

This metallurgical test program was conducted in two phases. The first phase was conducted on bulk samples representing the mesogene and hypogene ore types, to establish typical metallurgical requirements for the two main ore types.

The second phase evaluated the variability of metallurgical response to the standard conditions established. This phase of the program employed split drill core samples from

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various spatial locations in the orebody. In addition, split drill core samples from diamond drill holes 90 and 91 were included. Drill hole 90 represented two different supergene ore types, while drill hole 91 was selected to more thoroughly represent the mesogene ore. SGS completed grinding and flotation tests on all of these samples and also conducted solid-liquid settling tests on flotation concentrates.

Pocock conducted tailings dewatering tests on various rougher flotation tailings samples. Their scope of work included flocculant screening, static and dynamic gravity sedimentation, and pulp rheology, pressure and vacuum filtration tests.

Amtel completed a mineralogical evaluation and reported on the deportment of gold values in the three ore types. VPL issued two mineralogical examination reports, one on 30 bulk samples for the two main ore types and the second on 70 core and bulk samples representing the three ore types, footwall, and other rock units.

Samples

In the first phase, bulk samples were taken to represent the two main ore types, the mesogene and the hypogene. For each ore type, three grades were prepared, as shown in Table 13-2.

Table 13-2 Bulk Samples
New Gold Inc. – New Afton Project

Rock Type	Low Grade		Medium Grade		High Grade		Average
	%Cu	g/t Au	%Cu	g/t Au	%Cu	g/t Au	%Cu	g/t Au
Hypogene	0.82	0.34	1.45	1.06	2.19	0.91	1.49	0.77
Mesogene	0.75	0.68	1.56	1.13	1.48	0.54	1.26	0.78

Composite mixing proportions were then calculated to blend the three grade samples from each ore type to match a target assay. The final mesogene master composite assayed 1.44% Cu and 1.26 g/t Au, while the hypogene master composite assayed 1.26% Cu and 1.05 g/t Au. RPA noted that the LOM plan grades are lower at 0.96% Cu and 0.72 g/t Au, and this may have an effect on the metallurgical performance.

Dilution samples were submitted for ore blending to represent the expected dilution with the selected block caving mining method. Block caving will result in lower selectivity at the ore interfaces. To evaluate this effect on the metallurgical performance, a total of approximately

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500 kg barren hanging wall and footwall samples were sent to SGS. The dilution type samples represented the mesogene, hypogene, and picrite rock types.

Supergene samples consisting of split drill core from drill hole 90 were also tested. Half of the sample was designated Type 1, representing a hematite-rich alteration, and half was Type 2, representing a weaker hematite alteration but with more interval fractures.

For the second phase, variability samples were selected to represent various spatial locations within the mineralized zones.

In addition, core samples from drill hole 91, were sent to SGS. These additional core samples were submitted to provide an expected range of primary and secondary copper minerals representing all three ore types.

Mineralogy

Three laboratories conducted mineralogical studies on the New Afton samples.

•	VPL conducted two mineralogical studies: one for hypogene and mesogene ores on the underground bulk samples and a second petrographic study on 70 drill core and underground samples for all three ore types and footwall rocks.

•	SGS conducted a modal analysis on the mesogene and hypogene ores and a mineralogical study on hypogene copper concentrate samples.

•	Amtel conducted a gold deportment study for all ore types.

The VPL studies are briefly summarized below:

•	Hypogene ore contains chalcopyrite (CuFeS2) as the main copper mineral of interest with a chalcopyrite:pyrite ratio of 25:1. Chalcopyrite occurs primarily as free grains but with inclusions in silicates. Gold particles vary in size from 5 µm to 40 µm and occur as native gold between pyrite and chalcopyrite grains. There is sericite present.

•	Mesogene ore copper mineralization includes chalcopyrite, as well as bornite (Cu5FeS) and chalcocite (Cu2S) in varying proportions that occur as intergrowths replacing the original chalcopyrite mineralization. Chalcocite tends to be finer grained and dispersed, which will have a negative influence on the final concentrate grade. Pyrite is extremely rare. The content of sericite is higher. No gold particles were observed.

•	Supergene ore copper minerals are mainly chalcocite and native copper. Native copper occurs as micro-fracture coatings, which will render recovery by flotation difficult. Lower levels of sericite and carbonate compared to the mesogene ore were observed.

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•	Footwall Zone rocks resemble mesogene rocks, but with lower levels of sericite. Some sulphides are present as barren pyrite, but copper minerals are rare.

The SGS modal analysis quantified the levels of various minerals. This study identified tennantite (Cu11FeAs4S13) as the primary source of arsenic. The arsenic level in mesogene ore poses an economic concern for the concentrate produced from this ore type. The study also indicated the presence of tetrahedrite (4Cu2S·Sb2S3) in the mesogene ore type, which has the potential to cause higher antimony levels in the copper concentrate, but this was not evident in flotation test results.

The levels of sericite and chlorite were high enough in both the mesogene and hypogene rock types to cause slimes problem in the dewatering of flotation tailings. Subsequently, it was concluded that tailings would not be thickened as part of the process.

The Amtel study noted that approximately 40% of the gold was associated with copper sulphides and 30% occurred as liberated electrum in all three ore types.

Grinding

A detailed study of the grinding characteristics for the mesogene and hypogene ore types was undertaken. Coarse ore was subjected to energy determinations using the Bond Low-energy Impact Test and the JKTech Drop-weight Test (DWT).

These samples underwent grinding tests including the SAG Power Index (SPI) test, the MacPherson 18” Autogenous Grinding Test (AWI), the Bond Rod Mill work index (RWI), the Bond Ball Mill work index (BWI), and Abrasion Index (AI) determinations. Those results have been summarized in Table 13-3.

Table 13-3 Grinding Index Summary
New Gold Inc. – New Afton Project

Rock Type	Dry Solids S.G.	SPI (min)	AWI (kWh/t)	RWI (kWh/t)	BWI (kWh/t)	AI (g)
Hypogene	2.70	200	19.2	18.5	21.8	0.164
Mesogene	2.77	140	18.2	18.3	19.8	0.071

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These work indices classified both ores as being hard and competent, with the hypogene ore being very hard. For the AI classifications, the mesogene ore has been categorized as low-abrasive and the hypogene ores as mildly abrasive.

Flotation

A total of 83 batch flotation tests and seven locked cycle tests (LCT) were performed over the entire test program. The first phase testwork on the bulk samples included open circuit and locked cycle tests and evaluated the following:

•	primary and regrind product sizes
•	collector and frother types
•	flotation kinetics

The effect of dilution with barren rock on the metallurgical performance was studied. A limited amount of flotation work was conducted on the supergene ore. At the end of the test program, a flowsheet was established that consisted of two stages of primary grinding, rougher flotation, rougher concentrate regrinding, first stage cleaning followed by cleaner-scavenger flotation, and two additional stages of cleaner flotation. The cleaner-scavenger concentrate was recycled for regrinding. Rougher tailings and the cleaner-scavenger tailings are handled separately but combine to make final tailings.

The main flotation reagents used were collectors, including potassium amyl xanthate (PAX), sodium isopropyl xanthate (SIPX), Aero 5100, Aero 7249 and Cytec 3418A (a phosphine reagent); and frothers, including methyl isobutyl carbinol (MIBC), Dowfroth-250 (DF250) and pine oil. Subsequent testing determined the ultimate selection of PAX, 3418A, MIBC, and lime as the reagent suite for the process plant.

The results indicated that a P80 of 160 µm was the optimum primary grind. Finer primary grinding of the hypogene ore to a P80 of 106 µm did not improve the copper recovery. Gold flotation kinetics followed that for copper for both ore types.

The optimum regrind size for cleaner flotation performance was between 21 µm and 59 µm for the hypogene and mesogene ores. Consequently, a P80 of 35 µm was selected for sizing the regrind mill.

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Dilution tests on bulk samples included the addition of 10% and 20% hanging wall and footwall materials for the hypogene (five tests) and mesogene (eight tests) ore types. This was followed by a series of four cleaner tests on mesogene ore, diluted with supergene ore by 20% and 40%. The results indicated that the diluting rock produced similar rougher copper and gold recovery but with higher mass recoveries and subsequently lower concentrate grades. The impact of this would be an increased load on the regrind mill and cleaner circuit.

Locked Cycle Tests

Locked cycle tests were conducted on bulk samples in duplicate for the main ore types, with a different frother reagent (MIBC or DF250) used on each.

A full analysis of the concentrate from the locked cycle tests is provided in Table 13-4, including the results from a variability test on ore from drill hole 91.

Table 13-4 Concentrate Assays
New Gold Inc. – New Afton Project

Test		LCT-M1	LCT-H1	LCT-H91-A
Element	Unit	Mesogene	Hypogene	Mesogene
Cu	%	29.7	30.5	30.0
Au	g/t	17.5	15.9	30.2
Ag	g/t	45.9	40.0	75.7
Pd	g/t	2.55	0.25	2.55
Pt	g/t	0.18	0.10	0.10
Pb	%	<0.01	<0.01	0.02
Zn	%	0.12	<0.01	0.20
Fe	%	24.3	28.8	13.0
ST	%	27.9	30.7	17.3
As	%	0.83	<0.01	0.78
Sb	%	0.11	<0.01	0.14
Se	g/t	43	<40	85
Hg	g/t	33.6	0.6	87.2
Cl	g/t	58	55	N/A
F	g/t	200	100	N/A
Insoluble	%	12.1	7.1	29.6

There will be gold, silver, and likely palladium credits in selling the concentrate. Smelter penalties will be incurred for arsenic and mercury when treating a significant portion of

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mesogene ore, and possibly for antimony as well, as typical threshold values are 0.2% As, 0.1% Sb, and 10 ppm Hg.

The insoluble values were low for the first phase locked cycle tests but they were high in the drill hole 91 concentrates. Higher insoluble values would have been expected due to the high clay content of these ore types. Insoluble minerals can produce more difficulties in flotation and an insoluble depressant or dispersant may be required in the flotation reagent suite.

After the locked cycle tests were completed, separate reagent suites were evaluated to determine whether improvements could be made to the flotation response for various ore types. As the block caving mining method was planned to be used, the focus was on the development of a single flowsheet for all ore types.

Gravity Tests

Gravity testwork was also completed on hypogene, mesogene, and mesogene-supergene blends to optimize recovery of gold to the final concentrate. The gravity concentration work by Knelson identified the presence of gravity recoverable gold. An economic benefit for gravity concentration was not identified from the testwork, but is based on good experience at other porphyry copper-gold properties. Gravity concentration circuits will be included in the primary and regrind circuits.

Subsequent testwork determined that final grade concentrate could be produced from coarse material with flash flotation in the grinding circuit. A flash flotation circuit was subsequently added to the process plant design.

In addition, Knelson conducted a preliminary bench-scale assessment of native copper recovery by gravity concentration for the three ore types. This was done because the native copper values proved to be difficult to recover by flotation methods. Based on the analysis completed by Knelson, there will be potential to recover some of the copper in the supergene ore to a gravity concentrate at a marketable concentrate grade. Copper in hypogene and mesogene ores did not appear to be amenable to gravity concentration. More work on a larger scale should be completed to quantify the native copper impact on metallurgy.

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Variability TestS

In the second phase of flotation work, tests were conducted on drill core samples to determine the variability of flotation response on a spatial basis throughout the different zones of mineralization. Various intervals from sixteen drill holes were provided for this evaluation. Within these intervals, the samples were classified by ore type and by copper grades, as was done in the first phase. A total of 25 open circuit batch cleaner tests were performed, ten on hypogene ore, seven on mesogene ore, and eight on supergene ore. A summary of the variability test results is shown in Table 13-5.

Later in the test program, another set of variability samples from drill hole 91 were provided as a more wide representation of the mesogene ore type; those samples were provided as three composites, labelled A, B, and C. The sample designations were a function of the depth in that drill hole. The “A” composite is from the 266 m to 300 m depth, the “B” composite from 300 m to 360 m depth, and the “C” composite from the 360 m to 418 m depth. Testing on these samples included five batch tests and three locked cycle tests.

Table 13-5 Variability (Batch) Test Summary Results
New Gold Inc. – New Afton Project

Sample	Calculated Head		Concentrate Grade	Concentrate Recovery
	Cu, %	Au, g/t	Cu, %	Cu	Au
Hypogene
Average	1.28	0.95	27.8	87.8	86.0
Max	2.06	1.31	29.9	90.4	90.6
Min	0.55	0.50	25.2	85.3	80.7
Mesogene
Average	1.50	0.60	33.1	75.5	72.0
Max	2.78	1.06	45.7	88.8	88.2
Min	0.63	0.18	27.7	60.2	51.6
Supergene
Average	1.65	0.62	44.1	81.8	74.8
Max	2.47	1.38	55.5	87.6	85.0
Min	0.96	0.17	33.2	69.5	57.4

Metallurgical recoveries have been analyzed by New Gold and Hatch and directly related to the head grade and to grind size from the variability tests. This effect of head grade can be seen in Table 13-5, most notably for mesogene ore, with copper recovery ranging between 60% and 89% depending on head grades ranging from 0.63% Cu to 2.78% Cu. Gold

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recovery ranges are even more pronounced than copper. Copper concentrate grades produced from all samples were acceptable and deemed to be saleable.

Dewatering Tests

Dewatering tests were conducted on copper concentrates and on rougher tailings. SGS conducted static settling tests on final copper concentrates and vacuum filtration tests on rougher tailings samples. Pocock conducted a series of dewatering tests on rougher tailings samples. The Pocock scope of work consisted of flocculant optimizing, gravity sedimentation, pulp rheology, pressure, and vacuum filtration tests.

Concentrate Dewatering Tests

Concentrate from two bulk flotation tests were subjected to settling tests. Copper concentrate settling test resulted in underflow densities of 61% to 64% solids and unit areas of 0.028 m2/tpd to 0.058 m2/tpd with the addition of flocculant and coagulant. Subsequent testing was done by an equipment supplier to support the selection of the equipment for the process plant.

No pressure filtration tests were included in the test program because of the large quantity of concentrate required for conducting such evaluations. Subsequent testing was done by vendors to support the bidding process and the selection of the equipment for the process plant.

Rougher Tailings Dewatering Tests

Dry stacking of tailings was initially evaluated by SGS with vacuum filtration tests conducted on rougher tailings under various operating conditions. Cake moistures varied from 18% to 21%, with filtration rates varying between 11 and 79 dry kg/m2·h.

Pocock ran a series of sedimentation tests on the three rock types and for one composite with hanging wall material. Good settling rates and supernatant clarity were obtained using 50 g/t to 80 g/t of a cationic coagulant (Hychem 606) and 20 g/t to 30 g/t of an anionic polyacrylamide (Hychem 303). The result was typical underflow densities of 57% to 64% and unit areas of 0.125 m2/tpd to 0.300 m2/tpd. However, it was concluded that these flocculant and coagulant addition rates were cost-prohibitive and conventional slurry deposition of tailings was adopted for the final design.

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C-Zone Metallurgical Testwork

As part of the C-zone extension project, metallurgical testing was carried out on C-zone material to determine the amenability of this material to the unit operations in the processing plant.

A large sample, comprising 875 kg of C-zone quarter and half core samples was sent to ALS Laboratories (Kamloops) (ALS) for testing.

Below is a summary of the work completed by ALS and reported in ALS, 2014.

The principal objectives of this laboratory testwork, as requested by New Afton, were to:

•	Assess the chemical and mineralogical characteristics of the composites.

•	Conduct SMC, Bond rod and ball mill work index tests and SPI tests on each of the composites.

•	Evaluate metallurgical performance of the composites through a series of rougher and cleaner tests on the variability samples and Master Composite.

•	Perform gravity gold recovery and locked cycle testing on the Master Composite.

The samples were constructed into nine sub-composites and one Master Composite. The nine sub-composites were identified as:

•	Hypogene 1 to 6 (Hypo1-6)
•	Mesogene 1 (Meso1)
•	Phyllic 1 (Phyl1)
•	Hanging Wall Fracture Zone (HWF1).

The Master Composite, MC1, was created by blending the sub-composites in a manner that was proportional to their projected influence by mass within the overall mineable resource (cave) into a single large composite.

The chemical analysis of the sub-composites and Master Composite are shown below in Table 13-6.

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Table 13-6 Composite Chemical Analysis
New Gold Inc. - New Afton Mine

Sub-composite	Cu	Au	Ag	Fe	S(t)	S(s)	As	Hg
	%	g/t	g/t	%	%	%	%	g/t
Hypogene 1	1.97	1.6	3.7	7.5	3.000	2.89	0.006	1
Hypogene 2	0.19	0.16	0.4	5.6	0.870	0.67	0.005	1
Hypogene 3	1.06	0.8	2.5	7.5	1.590	1.51	0.043	2
Hypogene 4	1.10	0.77	2.4	5.5	1.890	1.62	0.034	2
Hypogene 5	0.74	0.86	2.4	4.8	1.770	1.55	0.031	2
Hypogene 6	0.37	0.77	0.4	7.3	1.300	1.14	0.004	<1
Mesogene 1	0.92	0.8	1.9	4.9	1.370	1.33	0.049	2
Phyllic 1	0.45	0.48	1.0	5.6	1.110	0.99	0.017	2
HWF 1	0.74	0.66	1.5	8.0	1.260	1.15	0.023	2
MC, Actual	0.86	0.86	1.7	6.3	1.640	1.58	0.015	2
MC, Calculated	0.88	0.81	1.9	6.3	1.678	1.51	0.022	2

The mineral and copper composition of the samples is shown below in Fig. 13-1.

Figure 13-1   Mineral and Copper Composition

The following comments can be made, related to Figure 13-1:

•	Chalcopyrite was the dominant sulphide mineral in most of the samples, followed by pyrite. The pyrite to copper sulphide ratio was less than 1:1 for most samples; pyrite dilution into the copper concentrate would likely not be problematic. Although the pyrite to copper sulphide ratio was higher at 2:1 for the sub-composites Hypogene 2 and Hypogene 6, pyrite flotation in the rougher should still be controllable with adequate chemical conditions.

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•	The copper in the samples was mostly contained in chalcopyrite. The secondary copper sulphide bornite was also present in some samples in minor amounts.

•	Tennantite/enargite was present in most of the samples. Since no arsenopyrite was measured, this indicates that most of the arsenic in the samples would be associated with copper sulphide minerals tennantite/enargite. These minerals are recovered in flotation similarly to other copper sulphide minerals. Efforts towards depression of these minerals would in turn depress other copper sulphide minerals and decrease copper recovery.

•	The majority of the non-sulphide gangue in all of the samples occurred as feldspars, representing about 23% to 52% by weight of the feed in the composites. Non-sulphide gangue minerals muscovite, quartz, chlorite, and carbonates were also common in the samples.

Based on the mineral fragmentation data, the two dimensional liberation of the copper sulphide mineral at a nominal primary grind of 160 μm K80 was generally above 50%, with the majority of the remaining copper sulphides being locked in a binary form non-sulphide gangue. Taking 50% liberation as the basis for good rougher flotation circuit operation, extrapolation of the sizing and copper sulphide data indicated that reasonable copper rougher performance would be observed to a primary grind size K80, of approximately 200 μm.

Comminution Testwork

Comminution tests on the Master Composite (MC1) and sub-composite samples included SPI, SMC, Bond rod mill work index, and Bond ball mill work index tests.

•	SPI tests were conducted at SGS, the SPI for these samples ranged from 68 to 135 minutes.

•	For the SAG Mill Comminution (SMC) tests, the derived A x b values ranged from approximately 29 to 41, giving an average of approximately 36. In terms of SAG milling, these values span categories from medium to hard.

•	Bond rod and ball mill work indices ranged from about 17 kWh/t to 20 kWh/t, and 17 kWh/t to 19 kWh/t, respectively. The Bond work indices indicate a moderately hard to hard feed material for rod or ball milling.

Table 13-7 shows the comparison between present hypogene and mesogene lifts, and the comminution test program.

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Table 13-7 Comminution Parameter Comparison
New Gold Inc. - New Afton Mine

Summary	Specific	SMC	SPI	AWI	BWI	RWI	AI
Units	Gravity	a x b	(min)	(kWh/t)	(kWh/t)	(kWh/t)	(g)
Hypogene, Current Lift	2.7	28.7	200	19.2	21.8	18.5	0.164
Mesogene, Current Lift	2.77	NA	140	18.2	19.8	18.3	0.071
Master Composite	2.8	36.1	87	NA	18.3	17.4	NA

The AWI test was not completed due to the high mass requirement for each test. AWI was used as the basis in approach to the design of the New Afton SAG mill circuit, but a comparison was not believed to be critical, given the similarity in the results of the other testing.

No AI testing was carried out for the C-Zone.

Flotation Testwork

Gravity Testwork

A standard three stage gravity recoverable gold test was conducted on the Master Composite (MC1) sample to determine the amount of gold that could be recovered to a gravity concentrate at three grind sizings.

In total, approximately 47% of the gold was recovered into the three gravity concentrates. Most of the gold recovered into the Knelson concentrates was measured in the fine fractions.

Generally 35% to 50% of the gold is recovered by the current unit operation. It is likely that a gravity concentrate can be directed to the final copper concentrate and marketed.

Flotation Testwork

A single rougher kinetic test was performed for each of the sub-composite samples with a flowsheet using:

•	A nominal 160 µm K80 primary grind sizing,
•	Rougher pH of 10, and
•	PAX collector for copper sulphide flotation.

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Recovery for the sub-composite samples was generally excellent, averaging approximately 94% for copper and 95% for gold. There was little variability between most of the samples except for the Hypogene 6 composite, which measured the lowest copper liberation of 46%. Slower flotation kinetics and rougher copper recovery of approximately 89% was measured for this sample. Gold recovery for the sub-composites samples generally tended to follow copper recovery trends.

A series of rougher kinetic flotation tests were carried out to investigate the metallurgical response of the Master Composite (MC1) sample, using similar conditions and flowsheet as used for the sub-composite samples.

Copper recoveries of approximately 94% and 95% were achieved in repeat rougher testing.

Sulphur recovery was quite high at approximately 85% to 87% in these tests indicating high pyrite recovery.

Copper performance did not improve noticeably in repeat tests with an increase in mass recovery to rougher concentrate.

Gold recovery to the copper concentrate ranged from 90% to 94% for the two repeat tests. A higher mass recovery corresponded to a higher gold recovery of approximately 4% in the rougher concentrate.

A single kinetic cleaner test performed at standard percent solids, a kinetic cleaner test at a highly diluted percent solids and a standard three stage dilution cleaning test was conducted on the Master Composite.

Conclusions achieved were:

•	The standard kinetic cleaner and diluted kinetic cleaner test measured very similar results with respect to copper and gold recovery and grades in the copper concentrates.

•	The copper in this sample has quick flotation kinetics, as the diluted kinetic test proved that 90% copper recovery was possible at a copper grade of approximately 23% in the combined first three copper concentrates.

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•	The three stage dilution cleaning test measured a copper recovery of approximately 85% at a copper grade of about 23% copper. Feed gold was approximately 76% recovered to the copper concentrate, which graded about 78 g/t Au.

Open cleaner tests were also carried out for the sub-composites, similar to the master composite testwork.

Conclusions achieved were:

•	When comparing the regular and high dilution kinetic cleaner test for the sub-composite samples, similar copper and gold performances were measured.

•	The Hypogene 2 and Hypogene 6 samples, with the lowest copper feed grade and highest pyrite to copper sulphide ratios, tended to perform poorer. Gold performance tended to track copper performance.

•	The three stage dilution cleaning tests measured an average copper recovery of approximately 87% at an average copper grade of 23% copper. Similar to the kinetic cleaner tests, samples with the lower copper grades performed poorly, while samples with higher copper grades performed relatively better. Gold performance generally mirrored copper performance.

•	The lower concentrate grades for the Hypogene 2 and Hypogene 6composites indicate non-sulphide gangue dilution. This may indicate insufficient regrinding, as hydrophobic gangue such as talc was low in those samples.

A single locked cycle flotation test was performed on the Master Composite (MC1) sample. The locked cycle test was conducted using the same conditions as those used in the three stage dilution cleaning test, except that the regrind size was slightly finer, at approximately K80 31 μm. The finer regrind sizing likely contributed towards the improved copper and gold grades in the locked cycle test when compared to the cleaner test. Copper and gold recoveries increased as well, as the locked cycle test is a closed circuit test versus the open circuit batch cleaner test. The copper concentrate graded 25%, while feed copper recovered to the copper concentrate measured approximately 90%. Feed gold recovery measured 86%, while the gold grade in the copper concentrate measured approximately 19 g/t Au. The arsenic in the copper concentrate graded approximately 0.4%, which may exceed the threshold at which smelter penalties are imposed.

As part of its work, ALS recommended:

•	A minor elements analysis including mercury for the final concentrate. Some of the sub-composite samples measured mercury levels greater than 1 ppm in the feed. If the mercury was upgraded to the copper concentrate, there may be difficulties in marketing this final concentrate.

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•	Consult a copper marketing professional to provide guidance to arsenic penalties, which may be charged by smelters.

•	Cleaner testing at finer regrind sizes would be recommended as well to assess copper performance for the master and sub-composites.

Conclusions

RPA concurs with the representativeness of the sampling, the amount of testwork completed, and the recommendations presented. As well, further testwork may be warranted for thickening and filtering characteristics to assure that present unit operations are amenable to the C-zone concentrates.

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14 Mineral Resource Estimate

Introduction

The current Mineral Resource estimate was prepared by Robert Sim, P. Geo., and Bruce Davis, FAusIMM, of SIM Geological Inc. (SIM), in December 2014. The cut-off date for the data for this block model was December 10, 2014. The C-zone Scoping Study, however, is based on an earlier version of the resource model, which was prepared by SIM in September 2014. The parameters, assumptions, and methodologies applied in generating the two models were largely identical. The primary difference between them is that the database for the December model contained 31 more drill holes than that used for the September model. RPA carried out a detailed audit of the September model in conducting the review of the C-zone Scoping Study. Following completion of the December model and Mineral Resource estimate, RPA carried out a review of that model and confirmed that it was similar in most respects to the September model.

Both Mineral Resource estimates were generated using a block model method, with grades interpolated by Ordinary Kriging (OK). Grades were estimated for the economic components copper, gold, silver, and palladium, as well as for deleterious elements mercury, arsenic, and antimony. The block models were constrained by 3D wireframes encompassing the zones of mineralization. The models were constructed using MineSite software, which is a commercial package in common use within the industry.

The database comprised diamond drill sample results collected by New Gold over the period 2000 to present.

The Mineral Resource estimate, exclusive of Mineral Reserves, is summarized in Table 14-1.

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Table 14-1 Mineral Resources Exclusive of Mineral Reserves as of December 2014
New Gold Inc. - New Afton Mine

Measured	Kt	Au	Ag	Cu	Au	Ag	Cu
		(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
A+B	15,900	0.76	2.3	0.95	390	1,180	334
C	10,200	1.11	2.5	1.18	364	819	266
HW	0	0.00	0.0	0.00	0	0	0
Total Meas.	26,100	0.90	2.4	1.04	753	2,000	600

Indicated	Kt	Au	Ag	Cu	Au	Ag	Cu
		(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
A+B	9,030	0.50	2.4	0.75	146	705	149
C	27,800	0.76	2.1	0.90	682	1,850	548
HW	10,200	0.52	2.1	0.45	170	691	100
Total Ind.	47,000	0.66	2.1	0.77	998	3,240	797

M&I	Kt	Au	Ag	Cu	Au	Ag	Cu
		(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
A+B	24,900	0.67	2.4	0.88	536	1,890	483
C	38,000	0.86	2.2	0.97	1,046	2,670	814
HW	10,200	0.52	2.1	0.45	170	691	100
Total M&I	73,100	0.75	2.2	0.87	1,750	5,240	1,400

Inferred	Kt	Au	Ag	Cu	Au	Ag	Cu
		(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
A+B	6,150	0.35	1.4	0.37	69	269	50
C	6,970	0.47	1.5	0.53	105	329	82
HW	966	0.69	1.5	0.46	21	45	10
Total Ind.	14,100	0.43	1.4	0.46	195	643	142

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.40% CuEq.
3.	Mineral Resources are estimated using long-term metal prices of US$3.25/lb Cu, US$1,300/oz Au, and $20.00/oz Ag.
4.	All estimates are exclusive of Mineral Reserves and include depletion to the date specified.
5.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing, and other relevant factors that would affect the Mineral Resource estimate.

The estimate in Table 14-1 was derived from the global resource block model for the deposit as it was prior to production. From this model, the estimated production to year-end (both actual and forecast where appropriate) and the PCBC estimate of the Mineral Reserves remaining within the cave were subtracted. The depletion was derived from production records to date plus the forecast of what was expected to be mined for the balance of

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the year. A provision was made for approximately 14% dilution at zero grade entrained within the mined material.

As it is not possible to know what specific portions of the block model have actually been removed, the subtraction was done by means of a global weighted average. The tonnes and calculated metal contents were subtracted, and following this the grades of the remaining material were derived by dividing the metal content of the depleted resource by the depleted tonnage. This calculation was conducted only on the Mineral Resources for Zones A and B, above the 4,900 m level as they are the only zones which have been mined thus far.

Database

The database used to generate the estimate comprised underground and surface diamond drill results. The database initially provided to RPA for this audit contained records for 660 holes totalling 261,243 m of drilling, which agreed with that reported by Sim and Davis (September 2014). Subsequently, in December 2014, an amended database was issued, which contained records for 691 diamond drill holes, with an aggregate length of 279,772 m.

Included with the updated data was a table with assays for copper, gold, silver, arsenic, mercury, antimony, platinum, and palladium. There were a total of 105,225 assay records in the database, although not all elements were run in all the samples. Of the 691 drill holes in the database, 203 have no assays. These are reported to be geotechnical holes, metallurgical holes, abandoned, or recent holes which did not have assays returned at the time of the estimate.

Non-sampled, or apparently non-sampled intervals, tend to be located on the periphery of the deposit in areas of weak or no mineralization, or in wedged holes where intervals have been re-drilled. In the case of the redrilled intervals, the primary hole was typically sampled and the re-drilled portion of the wedge not sampled.

The database was provided to RPA as spreadsheets, which contained the following tables:

•	Header
•	Survey
•	Alteration

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•	Alteration Model
•	Assays
•	Core Recovery
•	Faults
•	Faults Model
•	Lithology
•	Lithology Model
•	Mineralization
•	Mineralization Model
•	Point Load
•	Specific Gravity
•	Structures

There were 450 drill holes, with assay data, in the immediate vicinity of the deposit, and these specific holes were used in preparing the resource model. Sample statistics from these holes are provided in Table 14-2.

Table 14-2 Sample Statistics (Length Weighted)
New Gold Inc. - New Afton Mine

Element	Number of Samples	Total Length (m)	Min	Max	Mean	Standard Deviation	Coefficient of Variation
Copper (%)	97,199	198,590	0	13.7	0.25	0.601	2.41
Gold (g/t)	97,173	198,562	0.001	25.7	0.24	0.588	2.48
Silver (g/t)	96,914	198,026	0	1,880.00	0.88	6.5	7.38
Palladium (g/t)	97,141	198,482	0	14.1	0.04	0.118	3.11
Arsenic (ppm)	59,661	120,539	0.1	10,000	46.7	274	5.87
Mercury (ppm)	59,561	120,339	0.001	107.1	0.27	1.816	6.76
Antimony (ppm)	59,661	120,539	0	2,010	7.1	39.12	5.52

Notes:

1.	Taken from Sim and Davis (December 2014).
2.	MineSite splits intervals at geology contacts, so the number of samples may not agree with the totals in the original data set.
3.	Sample statistics are weighted by length.

RPA compiled the header, survey, assay, lithology, and specific gravity (SG) data into GEMS and ran the validation utility on the tables. No errors were found. RPA conducted a statistical analyses of the assay data and confirmed the results obtained by SIM.

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Estimation Domains and Wireframes

From June 2012 to August 2014, New Gold geologists compiled an updated geological model for the New Afton deposit, using recent drill data as well as re-logs of earlier holes. The model now embraces a complete revision of the mineralogical, alteration, lithological, and structural domains within the deposit.

As discussed in the Geology section of this report, New Afton is interpreted to be an alkalic porphyry copper-gold deposit associated with a monzonite stock which has intruded and mineralized Nicola Formation intermediate to mafic volcanic rocks (Lipske and Wade, 2014). The mineralization comprises discontinuous copper sulphide stringer veinlets and disseminations, primarily, but not exclusively, confined to the wall rocks of the monzonite intrusions. The principal host lithologies for the mineralization are crystalline and polymictic fragmental rocks and monomictic intrusive breccias, grouped together as BXF (Figure 14-1).

In the eastern half of the deposit, the BXF is intruded by a coeval diorite sill, termed DI. Through the central and western portions of the deposit, the mineralization is bounded by an ultramafic picritic flow (PI). The monzonite (MO) bodies encompass both dike swarms and a tabular stock with a near-vertical dip, open at depth, and narrowing down-plunge towards the west. It is interpreted as a causative intrusive phase for mineralization, but is itself only weakly mineralized.

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RPA
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LITHOLOGY
ALTERATION
MINERALIZATION
5600 L
5400 L
5200 L
5000 L
4800 L
4600 L
4400 L
4200 L
4000 L
1600 N
1800 N
2000 N
2200 N
picrite
MO
diorite
HW Flt
FW Flt
BXF
D
E
J
phyllic
KB
KK
outer propylitic
Calcic (PI)
hypogene
0 100 200 300 400 500
Metres

Figure 14-1

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

March 2015

Source: from Lipske & Wade, 2014.

14-6

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Principal lithological host rocks for the model are listed in Table 14-3.

Table 14-3 Geologic Model Lithology Codes
New Gold Inc. - New Afton Mine

Lithology	Description
BXFF*	Monomictic and polymictic breccias
BXFX*	Trachytic flows and crystalline tuffs
BA	Basalt
DI	Diorite
FA	Fault – when primary lithology is unrecognizable due to deformation
LA	Latite
MO	Monzonite
PI	Picrite, peridotite, wehrlite
SY	Syenite
SED	Mudstone, siltstone, sandstone and conglomerate
*Consolidated as BXF for interpretive purposes.

SIM and New Afton geologists conducted an analysis to devise an optimal domaining scheme for the deposit. Individual wireframe models were created for the various lithological, alteration, and mineralization domains. In addition, a probability grade shell was generated using indicator kriging. A gold equivalence (AuEq) value was generated for each composite using the following equation:

AuEq = g/t Au + (1.432 X % Cu)

For the equivalence ratio between copper and gold, metal prices of US$1,400/oz Au and US$3.00/lb Cu were used. Note that these metal prices differ from those used in the copper equivalence calculation for application of a cut-off grade (see section of this report entitled Cut-Off Grade). The model was run using an AuEq equivalence indicator cut-off of 0.25 g/t AuEq. The search ellipsoid measured 150 m x 150 m x 40 m, oriented along a vertical plane striking 110°. The estimate was run with the number of composites constrained to a minimum of ten, maximum of 54, and maximum per hole of nine. Blocks within 75 m of a drill hole with an estimated probability of greater than 50% were considered to be inside the mineralized body. An isoshell wireframe was created from these blocks which was then used to assist in construction of the resource domain wireframes.

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Contact plots were created across the boundaries of all domains to determine how the assay data set was subset and whether or not these subsets represented valid domains. Examples of these contact plots are shown in Figures 14-2, 14-3, and 14-4. They depict the average grade of composites with distance from a domain contact. If the mean grades show a distinct jump across this threshold, the domain boundary is probably a valid contact which should be applied to the data for the grade interpolations. In these circumstances, it is generally considered appropriate to constrain the estimate to not allow samples to exert an influence across the contact. This is termed a “hard” boundary to the grade interpolation.

If the grade variation across a contact is observed to be gradual, then the contact is considered less likely to be applicable for domaining the data. These are sometimes termed “soft” boundaries, and it is most common for grade interpolations using soft boundaries to allow the search to capture composites from either side of the contact. Sometimes the search can be configured to only extend for a specified distance across such a boundary.

Figure 14-2   Potassic Alteration Zone Contact Plots for Gold and Copper

Taken from Lipske and Wade (August 2014).

The contact plot in Figure 14-2 shows how average gold and copper grades vary across the boundary of the K-feldspar-dominant potassic alteration zone. As described in the Alteration section of this report, this alteration facies is observed to be closely associated with the

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mineralization. The contact plot, however, suggests that the mineralization boundary is either gradual or not necessarily coincident with the alteration boundary. The transition from, for example, 0.15 g/t Au to 0.70 g/t Au, appears to take place gradually over a distance of 25 m to 30 m. A similar gradational change in values is observed across the boundary of the MO intrusives.

Figure 14-3 is a similar plot across the boundary of the Hypogene Zone. It depicts a steeper curve than Figure 14-2 for both gold and copper, indicating that the grade transition occurs over a shorter interval. There is also a distinct step at the contact itself, which suggests that the boundary of this zone is a more abrupt transition from “ore” to “waste”, and one that is closer to what would be considered a hard boundary. It is still apparent, however, that this contact is not sharp, in that significant grades can occur on both sides.

Figure 14-3   Hypogene Zone Contact Plots for Gold and Copper

Taken from Lipske and Wade (August 2014).

The contact plot in Figure 14-4 was generated using a wireframe domain which was created using elements of all known influences to the distribution of mineralization. These included the alteration boundaries, mineralization contacts, lithology, and the probabilistic grade shell. The wireframe was built on section views by manual selection of the boundaries, taking into account the various influences, and smoothing complicated or ambiguous zones. The result was a domain which appears to have quite rigorously encompassed the mineralization, and

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produced a reasonable hard boundary for the grade interpolation. Wireframes of this type were constructed for the Main Zone, including C-zone, as well as the two Hanging Wall Zones.

Based on the derivation of these grade shells, and the observations regarding the general lack of mineralization in the MO and PI units, a total of six estimation domains were developed. They are the Main Zone, Hanging Wall 1, Hanging Wall 2, MO, PI, and “Other”. The PI is observed to be unmineralized, and no grades were estimated for this domain. For the principal economic elements, these domains were considered to be hard boundaries. Palladium grade was observed to not be particularly affected by the MO contacts, and so this domain was made soft for the palladium interpolation. The deleterious elements did not appear to vary between domains so all boundaries were assigned to be soft for arsenic, mercury, and antimony.

Figure 14-4   Main Zone Domain Contact Plots for Gold and Copper

Taken from Lipske and Wade (August 2014).

SIM geologists observed that the grade and geostatistical characteristics of the Main Zone underwent subtle variations in transition into the C-zone. A soft boundary was established at the 4,900 m elevation of the mine, and separate estimation parameters were generated for the upper (Main) and lower (C-zone) portions of the deposit.

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Probability Shell

As discussed above, an indicator model was created to assist in defining the extent of the mineralization. RPA conducted a geostatistical analysis to independently derive the indicator model parameters from the composite database. The parameters derived confirmed that those used in the resource block model were reasonable. In RPA’s opinion, the indicator model approach is appropriate and was carried out using reasonable parameters.

Bulk Density

A total of 1,659 bulk density determinations have been collected from core specimens over the life of the Project. The measurements were conducted by the assay laboratory on intact pieces of core, using a water submersion method. The core was sealed in wax, weighed in air, and then weighed when fully submerged in water. The density was determined from the ratio of the dry weight to the difference between the wet and dry weights. The core was also weighed prior to sealing in order to account for the wax in the calculation.

SIM personnel reviewed the density data and noted that the values tended to fall within a fairly narrow range except for those taken in the near-surface Supergene Zone. Weathered rock tended to be lower in bulk density than the unweathered material.

It was also noted that there was a general trend for increasing density with depth. The reason for this trend is unknown but it is noted that measurements taken earlier in the Project life were generally above the 5,000 m level, and those taken more recently are from below the 5,000 m level. In RPA’s opinion, this may indicate that there is a bias between earlier and later sample regimes. RPA further notes, however, that there could also be properties of the rock mass that vary with depth which could account for the observed trend. As such, the evidence for bias in the data is not conclusive.

From these observations, SIM developed a scheme for assignment of bulk density to the block model in order to facilitate tonnage estimation. Table 14-4 summarizes the method for assignment of bulk density.

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Table 14-4 Bulk Density
New Gold Inc. - New Afton Mine

Domain	Elevation	Bulk Density
		(t/m3)
Supergene	n/a	2.55
Hypogene	>5,050 m	2.60
	4,950-5,050 m	2.65
	4,850-4,950 m	2.70
	4,750-4,850 m	2.74
	4,650-4,750 m	2.75
	4,450-4,650 m	2.76
	<4,450 m	2.78

Composites

The samples were composited to two metre downhole lengths. The majority of samples are two metres long, so there was little impact made on the database by compositing. Statistics for the composites are shown in Table 14-5. RPA independently generated a set of composites, and checked and confirmed the statistics. In RPA’s opinion, the compositing is reasonable and appropriate.

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Table 14-5 Uncut Composite Statistics by Domain
New Gold Inc. - New Afton Mine

Copper (%)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	19,905	0.9448	0.9656	1.0220	0.610	0.000	13.70	0
HW1	2,042	0.4185	0.6680	1.5963	0.160	0.000	7.29	0
HW2	1,632	0.1706	0.3289	1.9282	0.040	0.000	3.52	0
Other	72,050	0.0444	0.1057	2.3800	0.020	0.000	6.17	0
MO	4,164	0.1323	0.3222	2.4351	0.030	0.000	3.93	0
PI	1,102	0.0295	0.1263	4.2869	0.010	0.000	3.70	0

Gold (g/t)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	19,893	0.7215	0.9426	1.3064	0.371	0.001	21.80	12
HW1	2,042	0.4682	0.8465	1.8080	0.160	0.001	17.40	0
HW2	1,632	0.2422	0.5243	2.1650	0.056	0.001	6.46	0
Other	72,017	0.0867	0.2646	3.0530	0.023	0.001	25.70	33
MO	4,164	0.1484	0.5043	3.3987	0.028	0.001	22.10	0
PI	1,102	0.0509	0.1577	3.0960	0.015	0.001	2.34	0

Silver (g/t)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	19,874	2.3919	3.6352	1.5198	1.300	0.000	196.00	31
HW1	2,042	2.0465	4.1109	2.0088	0.400	0.100	42.10	0
HW2	1,632	1.3397	2.5858	1.9302	0.300	0.001	26.70	0
Other	71,770	0.3839	7.1339	18.5812	0.200	0.001	1,880.00	280
MO	4,162	0.5192	5.4612	10.5193	0.200	0.000	345.00	2
PI	1,101	0.3019	1.4368	4.7584	0.100	0.100	42.90	1

Palladium (g/t)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	19,876	0.0964	0.2138	2.2179	0.030	0.000	14.10	29
HW1	2,042	0.0989	0.1982	2.0044	0.050	0.000	4.66	0
HW2	1,611	0.0413	0.0753	1.8242	0.020	0.000	1.72	21
Other	72,015	0.0188	0.0420	2.2290	0.020	0.000	4.05	35
MO	4,164	0.0573	0.1150	2.0090	0.020	0.000	2.33	0
PI	1,102	0.0186	0.0135	0.7241	0.020	0.000	0.19	0

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Antimony (ppm)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	11,420	22.2030	88.5059	3.9862	2.500	0.000	2,010.00	8,485
HW1	1,485	5.3849	13.1911	2.4496	2.500	0.200	223.00	557
HW2	1,068	3.4020	6.4331	1.8910	2.500	0.100	165.00	564
Other	38,633	3.5418	7.0631	1.9942	2.500	0.000	455.00	33,417
MO	2,327	5.2308	17.1118	3.2714	2.500	0.100	333.00	1,837
PI	557	7.8984	12.9530	1.6400	2.500	0.000	146.00	545

Arsenic (ppm)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	11,420	177.4661	609.2826	3.4332	18.000	0.100	10,000.00	8,485
HW1	1,485	23.5642	115.6960	4.9098	7.000	1.500	2,350.00	557
HW2	1,068	13.7461	44.3342	3.2252	8.000	1.500	885.00	564
Other	38,633	16.0300	67.1115	4.1866	8.000	0.100	9,536.00	33,417
MO	2,327	25.0740	127.9958	5.1047	7.000	1.500	3,150.00	1,837
PI	557	26.8589	57.0026	2.1223	10.000	1.300	575.00	545

Mercury (ppm)	Number	Mean	SD	CV	Median	Min	Max	No. Excl.
Main	11,419	1.0366	3.9878	3.8472	0.121	0.001	107.10	8,486
HW1	1,459	0.1825	0.9501	5.2048	0.050	0.001	19.20	583
HW2	1,068	0.0769	0.3967	5.1593	0.032	0.001	10.00	564
Other	38,562	0.0904	0.3465	3.8347	0.039	0.001	23.10	33,488
MO	2,325	0.1361	0.9758	7.1713	0.025	0.001	22.20	1,839
PI	557	0.0896	0.3803	4.2446	0.022	0.001	6.51	545

Note: “Number Excluded” refers to composites not created due to lack of assay data.

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Treatment of High Assays

The grade distributions of the samples for all elements were inspected to identify outlier values in the composite database. On the basis of this review, top cut and search range constraints were placed on high grades to prevent inappropriate smearing of grade during the interpolations. The grades in the C-zone were observed to be somewhat lower grade and less variable than those in the upper portion of the mine. For this reason, the data were divided by elevation into those above and below the 4,900 m level of the mine, and different constraints were derived for each sub-population. Table 14-6 lists the constraints applied by element and domain.

Table 14-6 Top Cuts/Search Range Limits
New Gold Inc. - New Afton Mine

Element	Domains[1]					% Metal Loss in Model[2]
	Main	HW1	HW2	Other	MO
Above 4,900 m Elevation
Gold	15/8	7/4	4/2	5/3	5/3	-2
Copper	10/7	5/3	2.5/1.5	3/2	2.5/1.5	-0.6
Silver	50/35	40/15	15/10	30/10	20/10	-2.7
Palladium	7/3					-2.2
Arsenic	6,000/5,000					-9.6
Mercury	70/35					-14.2
Antimony	1,500/700					-11
Below 4,900 m Elevation
Gold	6/4	-	-	4/3	2/1	-2.6
Copper	none/4	-	-	2/1	2.5/1.5	-0.8
Silver	20/15	-	-	20/7	20/10	-7.9
Palladium	none/3					-0.9
Arsenic	3,000/1,500					-16.9
Mercury	25/15					-7.3
Antimony	700/500					-11.5

Notes:

1 Top-cut limit / Search range limit threshold.

2 Loss in metal determined in Measured and Indicated class blocks in the model in Main+HW1+HW2.

RPA conducted a statistical analysis of the un-composited sample data and confirmed that it was appropriate to place a limit, such as capping, on the highest grade samples. This conclusion was based on the presence of a relatively few extremely high grade samples

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amongst a lower grade population, and the fact that the sample distributions tended to be moderately to strongly positively skewed. RPA also carried out an analysis to determine at what thresholds top cuts should be applied, and how much metal would be removed from the resource estimate by the application of those cuts. The estimated percent metal losses generally agreed with those listed in Table 14-5. In RPA’s opinion, the application of constraints to the high grade samples, and the methods used to apply those constraints appear to be reasonable.

In conducting the statistical analyses, RPA reviewed the metal content of the top one percentile of each sample population. In RPA’s opinion, data sets that have more than 10% of the total metal content contained within the highest grade one percent of samples are at a significant risk of biasing the grade interpolations. RPA notes that for the principal economic elements (copper, gold, and silver) in the Main Zone, the metal contents of the top percentile were less than 10% which indicates that the risk of bias is low for these metals in that domain. This was observed for the data both above and below the 4,900 m level.

It was further observed that on the basis of the metal content of the top percentile, the risk of overestimation and smearing for the deleterious components (mercury, antimony, and arsenic) was high. In RPA’s opinion, the top cut/search constraint strategy applied in the resource estimate appears to be somewhat liberal and that there is still a risk of overestimation of these metals. This is viewed as a conservative influence on the resource estimate. Other characteristics noted for the deleterious elements were:

•	Grades tended to be uniformly low grade except for a relatively small number of very high grade assays, often many orders of magnitude higher than the bulk of the samples.

•	There are comparatively fewer samples for the deleterious elements compared to the economic elements.

•	The differences in statistical characteristics between estimation domains tended to be less pronounced than for the economic elements.

These characteristics suggest that the block model grade estimates for the deleterious components will be less accurate than for the economic metals. RPA notes that SIM (2014) recommends continued observation of the actual mined grades of antimony, mercury, and particularly arsenic in order to determine if revisions to the estimation methodology are warranted. RPA concurs with this recommendation.

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Geostatistical Analyses

Correlograms were created from the composited data in order to assist with derivation of search criteria for the grade interpolations. The models derived from this analysis are summarized in Appendix 2.

RPA conducted an independent geostatistical analysis for gold and copper in the Main Zone as a check on the variogram models. The results were similar to those obtained by SIM, but there were some slight differences, particularly in the orientation of the major axes. As a further check, RPA reran the grade interpolations for gold and silver using the variogram models obtained in the check analysis. All other parameters in the interpolation were kept the same as those used by SIM. There was virtually no difference in the block model results. Consequently, RPA considers the differences in the variogram models to be trivial and of no material concern to the resource estimate.

Block Model

The block model was constructed using Minesite software, which is a commercial mining package commonly used within the industry. The model comprised an array of 10 m x 10 m x 10 m blocks oriented parallel to the mine survey grid (ie. no rotation). Block model geometry parameters are provided in Table 14-7.

Table 14-7 Block Model Geometry
New Gold Inc. - New Afton Mine

Direction	Minimum	Maximum	Size	No. of
			(m)	Blocks
East (Columns)	2600	4150	10	155
North (Rows)	1650	2350	10	70
Elevation (Levels)	4200	5750	10	155

The blocks contained variables for the following components:

•	Domain Code – an integer code defining the estimation domain (ie. Main, HW1, HW2, Other, MO, or PI)

•	Bulk Density

•	Class – an integer code denoting the resource classification (1 = Measured, 2 = Indicated, 3 = Inferred)

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•	Copper – estimated copper grade in percent

•	Gold – interpolated gold grade in g/t

•	Silver – interpolated silver grade in g/t

•	Palladium – interpolated silver grade in g/t

•	Antimony – interpolated antimony grade in ppm

•	Arsenic – interpolated arsenic grade in ppm

•	Mercury – interpolated mercury grade in ppm

•	CuEq – calculated copper equivalence grade in percent (used for application of a cut-off grade)

•	Topo – proportion of the block below the topographic surface.

In RPA’s opinion, the block size and the overall configuration of the model are reasonable and appropriate for the deposit characteristics and the data set.

Interpolation Parameters

The grades were interpolated into the blocks using OK. The gold, copper, and silver estimates were conducted in a single pass using a search ellipsoid measuring 150 m x 150 m x 40 m, oriented with the XY plane vertical and striking 100° relative to the mine grid. For palladium, antimony, arsenic, and mercury, the search ellipsoid measured 150 m x 150 m x 150 m to account for the relative lack of data for these components. The palladium estimates were not constrained by estimation domains. The antimony, arsenic, and mercury estimates were constrained only by the elevation domains (i.e., above or below 4,900 m level).

Estimation search parameters are summarized in Tables 14-8 and 14-9.

In RPA’s opinion, the search parameters applied to the grade interpolations are reasonable.

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Table 14-8 Search Parameters For Gold, Copper, and Silver
New Gold Inc. - New Afton Mine

Domain	Search Ellipse Range (m)			Number of Composites			Min. Holes Per Octant
	X	Y	Z	Min/block	Max/block	Max/hole
Main >4,900 m	150	150	40	5	54	9	1
Main <4,900 m	150	150	40	5	36	9	1
HW1	150	150	40	5	36	9	1
HW2	150	150	40	5	36	9	1
Other	150	150	40	5	36	9	1
Monzonite	150	150	40	5	36	9	1

Table 14-9 Search Parameters For Palladium, Arsenic, Mercury, and Antimony
New Gold Inc. - New Afton Mine

Element	Search Ellipse Range (m)			Number of Composites			Min. Holes Per Octant
	X	Y	Z	Min/block	Max/block	Max/hole
Palladium	150	150	150	5	21	7	1
Arsenic >4,900 m	150	150	150	5	21	7	1
Arsenic <4,900 m	150	150	150	5	36	9	1
Mercury >4,900 m	150	150	150	5	36	9	1
Mercury <4,900 m	150	150	150	5	36	9	1
Antimony >4,900 m	150	150	150	5	36	9	1
Antimony <4,900 m	150	150	150	5	36	9	1

Block Model Validation

The model grade interpolations were validated using the following techniques:

•	Visual inspection
•	Hermitian Polynomial Change of Support
•	Comparison with alternative interpolation methods
•	Swath plots

Visual Inspection

The block grades were reviewed in plan and section views and compared to the composited drill hole grades. No concerns were evident in the block grade distributions. RPA also conducted a visual inspection of the block grades and confirms that they appeared to honour the drill hole grades reasonably well.

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Hermitian Polynomial Change of Support

The Hermitian Polynomial Change of Support or Hermitian Correction (HERCO) validation method compares the interpolated grade-tonnage curves with idealized curves generated from the declustered composite grades, which have been corrected for the change of support. The term “change of support” refers to the reduction in sample variance that occurs when the sample size goes from that of drill core to the model block size, which in this case, is 10 m x 10 m x 10 m. A correction is applied to the declustered composites that is derived from the variogram model, such that the mean remains the same but the variance changes.

SIM reported that the HERCO analysis yielded reasonable results that showed that the grade interpolations were unbiased. RPA reviewed these results and concurs. An example of a HERCO comparison for gold is provided in Figure 14-5. The OK model and an Inverse Distance (ID) interpolation are compared with HERCO-transformed data. The diagram shows that the OK model yielded a reasonably close comparison to the HERCO curves, superior to that attained by the ID model.

Figure 14-5   Example HERCO Plot For Gold

From SIM (2015).

Comparison of Alternative Methods

Tonnage-grade curves from the OK interpolations for gold and copper were compared to Nearest Neighbour (NN) and ID models. The NN models were generated using 10 m composites in order to take into account the change in support discussed above. An

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example of one of these plots is provided in Figure 14-6. Note that these curves are derived from the global block model results with no provision for classification depletion.

Figure 14-6   Example Comparison of Alternative Estimation Methods

From SIM (2015).

The ID and OK estimates compared relatively closely, whereas the NN interpolation was quite different. In RPA’s opinion, the large difference between the NN and the other two estimates is interesting, although not surprising, as NN is considered to be an inferior estimation methodology. The relative agreement between the ID and OK models is considered to be significant in suggesting that the OK interpolations are reasonable.

Swath Plots

Drift Analysis or Swath Plots compare the grades between the OK model and the NN estimate along corridors or “swaths” through the deposit. They provide some indication of the local block grade trends as opposed to the tonnage-grade curves, which reflect the global block model results. Swath Plots were generated for gold and copper along strike, across strike, and down dip through the entire deposit. An example of the Swath Plot for the on-strike direction is shown in Figure 14-7.

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Figure 14-7   Example Swath Plots

From SIM (2015).

Figure 14-7 indicates that there is good agreement between the OK and NN models on a local basis. Overall, SIM concluded that the Swath Plots support the premise that the copper and gold interpolations are unbiased, and RPA concurs with this conclusion.

Reconciliation With PRoduction

RPA notes that there is now a reasonable production history that can provide a valuable metric for evaluating the block grade interpolations. The reconciliation work done to date is described in more detail in Section 15, Mineral Reserve Estimates. RPA recommends that the reconciliation should be expanded such that the block model performance can be gauged against mine production.

Classification

Classification of the Mineral Resources was generally based on distance to the nearest composite and number of drill holes contributing to the block grade interpolations. These criteria were initially applied to the block model to identify volumes of reasonably contiguous

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resources of a particular classification. Wireframe models were then constructed around these volumes in order to create more coherent bodies of each particular class of resource and eliminate isolated blocks of one classification surrounded by blocks of another.

In general terms, the classification is based upon the following criteria:

•	Measured - Model blocks with copper grades estimated by a minimum of three drill holes located within a maximum average distance of 30 m. This is achieved with drill holes at a nominal spacing of approximately 50 m.

•	Indicated – Model blocks with copper grades estimated by a minimum of three drill holes located within a maximum average distance of 50 m. This is achieved with drill holes at a nominal spacing of approximately 80 m.

•	Inferred Resources – Model blocks which do not meet the criteria for Measured or Indicated resources but are within a maximum distance of 50 m from a single drill hole.

In RPA’s opinion, the classification criteria are appropriate and have been applied in a reasonable manner. The classification is consistent with CIM (2014).

Cut-off Grade

A copper equivalence (CuEq) value has been derived for application of a cut-off grade for the Mineral Resources. RPA notes that this is consistent with past practice at New Afton. The block CuEq value was calculated using the following formulae and parameters:

CuEq% = Cu% + (Au Value + Ag Value) / Cu Value per % Cu

where:

Au Value = Au grade X Au recovery X (Au price – refining)

Ag Value = Ag grade X Ag recovery X (Ag price – refining)

Cu Value per % Cu = 2204.6 lb/t X Cu recovery X Cu payable X (Cu price – refining)/100%

Parameters:

•	Metal prices: US$1,300/oz Au, US$3.25/lb Cu, US$20/oz Ag
•	Recoveries: gold 87.7%, copper 86.4%, silver 73.5%
•	Smelter payable: gold 97%, copper 96.43%, silver 90%

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•	Refining charges: US$6/oz Au, US$0.075/lb Cu, US$0.50/oz Ag

which yields:

CuEq% = Cu% + (((Au g/t X 35.395) + (Ag g/t X 0.415))/ 58.30)

This formula was applied to the interpolated grades for each block. RPA carried out a similar calculation to confirm that the CuEq values had been estimated correctly.

The cut-off grade applied to the base case Mineral Resources was 0.4% CuEq. This is roughly equivalent to the economic cut-off for the operations, and is consistent with past practice at New Afton. In RPA’s opinion, the cut-off grade approach and parameters are reasonable.

Global block model results at a range of CuEq cut-off grades are shown in Table 14-11. The tonnes and grade at the 0.4% CuEq cut-off represents the Mineral Resources inclusive of Mineral Reserves, taking into account depletion since the commencement of production. The PCBC model was used to estimate the undiluted Mineral Resources contained within the ore stream, and therefore depleted from the Mineral Resources. This material is summarized in Table 14-10.

Table 14-10 Depleted Mineral Resources to December 31, 2014
New Gold Inc. - New Afton Mine

Class	Tonnage	Gold	Copper	Silver
	(kt)	(g/t)	(%)	(g/t)
Measured	8,209	0.98	1.15	2.34
Indicated	1,171	0.49	0.52	1.21

Total	9,380	0.86	1.01	2.05

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Table 14-11 Global Block Model Results (Inclusive of Mineral Reserves) at a Range of Cut-Off Grades
New Gold Inc. - New Afton Mine

Cut-Off Grade (CuEq%)	Tonnage (kt)	CuEq (%)	Au (g/t)	Ag (g/t)	Cu (%)	Pd (g/t)	Au (koz)	Ag (koz)	Cu (Mlb)	Pd (koz)
Measured
0.2	56,400	1.50	0.78	2.5	1.00	0.10	1,416	4,451	1,247	210
0.3	53,100	1.58	0.82	2.6	1.06	0.10	1,401	4,426	1,237	205
0.4	51,100	1.62	0.84	2.7	1.09	0.11	1,388	4,380	1,228	202
0.5	49,400	1.66	0.87	2.7	1.12	0.11	1,373	4,342	1,217	198
0.6	47,500	1.71	0.89	2.8	1.15	0.11	1,356	4,289	1,201	193
0.7	45,200	1.76	0.92	2.9	1.18	0.11	1,330	4,224	1,180	187
0.8	42,700	1.82	0.94	3.0	1.23	0.11	1,298	4,131	1,154	180
0.9	40,000	1.89	0.98	3.1	1.27	0.11	1,257	4,018	1,121	172
1.0	37,400	1.95	1.01	3.2	1.32	0.11	1,214	3,883	1,085	164
Indicated
0.2	102,000	0.76	0.42	1.5	0.49	0.07	1,382	4,895	1,101	222
0.3	72,600	0.97	0.52	1.9	0.63	0.08	1,223	4,366	1,016	194
0.4	58,300	1.12	0.60	2.1	0.74	0.09	1,123	3,972	951	174
0.5	49,200	1.24	0.66	2.3	0.82	0.10	1,050	3,663	894	159
0.6	43,200	1.34	0.71	2.5	0.89	0.10	993	3,406	847	147
0.7	38,500	1.43	0.76	2.6	0.95	0.11	941	3,168	803	136
0.8	34,800	1.50	0.80	2.7	1.00	0.11	894	2,971	763	127
0.9	31,100	1.58	0.84	2.8	1.05	0.11	840	2,768	718	116
1.0	27,800	1.65	0.88	2.9	1.10	0.11	785	2,561	673	105
Measured and Indicated
0.2	158,000	1.02	0.55	1.8	0.67	0.08	2,798	9,368	2,349	431
0.3	126,000	1.22	0.65	2.2	0.81	0.09	2,623	8,759	2,253	399
0.4	109,000	1.35	0.71	2.4	0.90	0.10	2,511	8,354	2,179	374
0.5	98,600	1.45	0.76	2.5	0.97	0.10	2,423	8,012	2,111	357
0.6	90,700	1.53	0.81	2.6	1.02	0.11	2,348	7,701	2,049	341
0.7	83,700	1.61	0.84	2.7	1.08	0.11	2,271	7,385	1,984	323
0.8	77,500	1.68	0.88	2.9	1.12	0.11	2,191	7,103	1,916	307
0.9	71,100	1.75	0.92	3.0	1.17	0.11	2,097	6,766	1,839	287
1.0	65,200	1.83	0.95	3.1	1.22	0.11	1,999	6,432	1,758	268
Inferred
0.2	50,500	0.40	0.27	0.8	0.22	0.04	443	1,331	249	60
0.3	23,200	0.58	0.37	1.2	0.35	0.05	272	872	180	40
0.4	14,600	0.73	0.43	1.5	0.46	0.07	199	678	148	33
0.5	10,400	0.84	0.47	1.7	0.54	0.08	159	558	125	28
0.6	7,550	0.96	0.53	1.9	0.62	0.10	128	449	104	23
0.7	5,680	1.06	0.58	2.0	0.69	0.10	106	371	87	19
0.8	4,220	1.17	0.64	2.2	0.77	0.11	87	301	71	15
0.9	3,220	1.27	0.70	2.4	0.83	0.12	72	244	59	12
1.0	2,530	1.36	0.74	2.5	0.90	0.13	60	206	50	10

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Table 14-12 summarizes the Mineral Resources inclusive of Mineral Reserves at the 0.4% CuEq cut-off grade, as shown in bold in Table 14-11.

Table 14-12 New Afton Mineral Resources Inclusive of Mineral Reserves to December 31, 2014
New Gold Inc. - New Afton Mine

Category	Tonnage	CuEq	Au	Ag	Cu%	Pd	As	Hg	Sb
	(Mt)	(%)	(g/t)	(g/t)	(%)	(g/t)	(ppm)	(ppm)	(ppm)
Measured	51.1	1.62	0.84	2.7	1.09	0.11	206	1.0	26.4
Indicated	58.3	1.12	0.60	2.1	0.74	0.09	83	0.6	14.1
Measured and Indicated	109	1.35	0.71	2.4	0.90	0.10	144	0.8	20.3
Inferred	14.6	0.73	0.43	1.5	0.46	0.07	47	0.3	6.8

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.40% CuEq.
3.	Mineral Resources are estimated using long-term metal prices of US$3.25/lb Cu, US$1,300/oz Au, and US$20.00/oz Ag.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Provision has been made for depletion to the end of 2014.
6.	Numbers may not add due to rounding.

The Mineral Resource estimate inclusive of Mineral Reserves along with palladium and the deleterious elements is shown in Table 14-12. In RPA’s opinion, the relative lack of data for palladium, antimony, arsenic, and mercury will reduce the confidence level of the estimates for these elements relative to the economic components. For some estimates, this could affect the classification for the block model. It is common practice to reduce the confidence level of the entire estimate to that of the least well-known component. At this time, palladium and the deleterious elements do not normally impact the revenue stream of the operation. For this reason, it is not considered necessary to change the classification to reflect the lower confidence level of the deleterious elements and the palladium.

Comparison With Previous Estimates

Table 14-13 compares the current Mineral Resources estimate with the last publically disclosed estimate, dated December 31, 2013. The estimates are inclusive of Mineral Reserves.

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Table 14-13 Comparison of 2013 and 2014 Mineral Resource Estimates (Inclusive of Mineral Reserves)
New Gold Inc. - New Afton Mine

Date	Tonnage	CuEq	Au	Ag	Cu	Au	Ag	Cu
	(kt)	(%)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Measured
Dec. 31, 2014	51,100	1.62	0.84	2.7	1.09	1,390	4,380	1,230
Dec. 31, 2013	41,700	1.62	0.79	2.7	1.08	1,060	3,650	996
Indicated
Dec. 31, 2014	58,300	1.12	0.6	2.1	0.74	1,120	3,970	951
Dec. 31, 2013	63,200	1.13	0.61	2.0	0.71	1,240	4,120	992
Measured and Indicated
Dec. 31, 2014	109,000	1.35	0.71	2.4	0.9	2,510	8,350	2,180
Dec. 31, 2013	105,000	1.33	0.68	2.3	0.86	2,300	7,790	1,990
Inferred
Dec. 31, 2014	14,600	0.73	0.43	1.5	0.46	199	678	148
Dec. 31, 2013	17,700	0.9	0.53	1.6	0.54	300	906	212

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.40% CuEq.
3.	2014 Mineral Resources are estimated using long-term metal prices of US$3.25/lb Cu, US$1,300/oz Au, and US$20.00/oz Ag. The 2013 Mineral Resources were estimated using long-term metal prices of US$3.25/lb Cu, US$1,400/oz Au, and US$24.00/oz Ag.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Provision has been made for depletion.
6.	Numbers may not add due to rounding.

RPA notes that the tonnage of Measured Resources increased somewhat while the Indicated and Inferred categories decreased. The total Measured and Indicated Mineral Resources increased by approximately 4%. In RPA’s opinion, this was largely due to new drilling that upgraded some of this material to Indicated and Measured, and added Mineral Resource in general. Most of the additional resources were added to the C-zone. These increases were partially offset by some reductions that occurred in the Hanging Wall Zones, and by depletion due to production.

Model Used For the C-zone Scoping Study

The C-zone Scoping Study commenced prior to completion of the 2014 drilling programs and year-end update of the Mineral Resource estimate. In order to provide the most current estimate possible for the study, an interim update was prepared in September 2014, with a

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cut-off date for the database of July 31, 2014. The Mineral Resources inclusive of Mineral Reserves that formed the basis of that study are summarized in Table 14-14.

Table 14-15 compares the September 2014 estimate with the estimate for year-end 2014. In RPA’s opinion, the two estimates are reasonably close to one another. The differences in the total Measured and Indicated Resources, which would comprise the principal feed for the C-zone Scoping Study, are virtually negligible.

Table 14-14 New Afton Mineral Resources Inclusive of Mineral Reserves to July 31, 2014
New Gold Inc. - New Afton Mine

Category	Tonnage	CuEq	Au	Ag	Cu	Pd	Au	Ag	Cu	Pd
	(kt)	(%)	(g/t)	(g/t)	(%)	(g/t)	(koz)	(koz)	(Mlb)	(koz)
Measured	44,600	1.62	0.79	2.7	1.08	0.11	1,140	3,860	1,060	171
Indicated	67,500	1.17	0.63	2.1	0.74	0.09	1,360	4,490	1,110	200
Measured and Indicated	112,000	1.35	0.69	2.3	0.88	0.1	2,500	8,350	2,170	371
Inferred	16,070	0.78	0.45	1.5	0.48	0.07	230	765	169	35

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.40% CuEq.
3.	Mineral Resources are estimated using long-term metal prices of US$3.25/lb Cu, US$1,300/oz Au, and US$20.00/oz Ag.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Provision has been made for depletion to the end of August 2014.
6.	Numbers may not add due to rounding.

Table 14-15 Comparison of September and December 2014 Mineral Resource Estimates
New Gold Inc. - New Afton Mine

Date	Tonnage	CuEq	Au	Ag	Cu	Au	Ag	Cu
	(kt)	(%)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Measured
December	51,100	1.62	0.84	2.7	1.09	1,390	4,380	1,230
September	44,600	1.62	0.79	2.7	1.08	1,140	3,860	1,060
Indicated
December	58,300	1.12	0.60	2.1	0.74	1,120	3,970	951
September	67,500	1.17	0.63	2.1	0.74	1,360	4,490	1,110
Measured and Indicated
December	109,000	1.35	0.71	2.4	0.90	2,510	8,350	2,180
September	112,000	1.35	0.69	2.3	0.88	2,500	8,350	2,170

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Date	Tonnage	CuEq	Au	Ag	Cu	Au	Ag	Cu
	(kt)	(%)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Inferred
December	14,600	0.73	0.43	1.5	0.46	199	678	148
September	16,070	0.78	0.45	1.5	0.48	230	765	169

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.40% CuEq.
3.	Mineral Resources are estimated using long-term metal prices of US$3.25/lb Cu, US$1,300/oz Au, and US$20.00/oz Ag.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Provision has been made for mining depletion.
6.	Numbers may not add due to rounding.

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15 Mineral Reserve Estimate

Summary

The 2014 Mineral Reserve estimate was completed by New Afton personnel using the commercially available block cave modelling software (PCBC), the December 2014 Mineral Resource estimate, production records, and mine plans. New Afton has prepared the New Afton Mineral Reserve estimates since 2012 and RPA has been reviewing the estimates since the previous Technical Report completed in 2009 (Bergen et al., 2009).

RPA has reviewed the assumptions and results of the estimation process and is of the opinion that the estimate is consistent with the CIM definitions. The Mineral Reserve estimate is summarized in Table 15-1 and described in more detail in the following subsections.

Table 15-1 New Afton Mineral Reserve Estimate as of December 31, 2014
New Gold Inc. – New Afton Mine

Category	Tonnes (Mt)	Metal Grade			Contained Metal
		Copper	Gold	Silver	Copper	Gold	Silver
		(%)	(g/t)	(g/t)	(Mlb)	(koz)	(koz)
Proven	-	-	-	-	-	-	-
Probable	42.0	0.84	0.56	2.3	781	760	3,119
Proven & Probable	42.0	0.84	0.56	2.3	781	760	3,119

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at an NSR cut-off grade of US$21/t for the B-1/B-2 area and US$24/t for the B-3 area.
3.	Mineral Reserves are estimated at US$3.00/lb Cu, US$1,200/oz Au, and $18.00/oz Ag and a C$/US$ exchange rate of 1.11:1.
4.	Metallurgical recoveries for copper average 86% and vary from 69% to 89% depending on ore type; recoveries for gold and silver average 86% and 71% respectively for all ore types.
5.	Numbers may not add due to rounding.

The Mineral Reserves are based upon the mining of the current west and east caves (B-1 and B-2) and the planned B-3 cave. Inferred Mineral Resources and unclassified material within the Mineral Reserves of the cave are included in the tonnage but are assigned zero grade. Mineral Reserves include waste dilution from the top of the cave. Some waste from the portion of the ore body immediately above the drawpoints is to be segregated and moved to surface as waste.

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The Mineral Reserves are generated from a combination of Measured and Indicated Mineral Resources. Due to the uncertainty associated with estimating material movement within the cave, RPA is of the opinion that the Probable Mineral Reserve category is appropriate for all of the Mineral Reserves.

Other than discussed herein, RPA is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing, and other relevant factors that would affect the Mineral Reserve estimate.

PCBC Software

PCBC is a mine design software program for mine design, mine planning, and production scheduling.

PCBC generates vertical columns above each drawpoint (slice files) from the Mineral Resource block model. Then through the application of parameters based upon the assumed height of draw, degree of fragmentation, drawpoint geometry, and mixing characteristics the material is forecast for each drawpoint. The model incorporates waste dilution from the top of the slices as well as some side wall dilution depending upon the assumed mixing characteristics. There are a wide range of mixing that can be modelled in PCBC.

PCBC has tools for the design of block caves as well as for production scheduling.

B-1/B-2 Mineral Reserve Estimation

The B-1/B-2 Mineral Reserves were estimated based upon the developed footprint of the two zones with some modifications to the number of drawpoints to reflect the reclassification of a central area to waste as opposed to low grade as previously interpreted.

Mineral Reserves include all material forecast by PCBC to be pulled from a drawpoint with an NSR in excess of the cut-off value of $21.00/tonne. The block NSR is taken from the scripts in the resource block model and the NSR value is one of the block variables. The PCBC software then uses the applied maximum height of draw and the mixing parameters to

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predict the production tonnage and grade. The model parameters for the 2013 and 2014 Mineral Reserve estimates are listed in Table 15-2.

Table 15-2   B-1/B-2 PCBC Parameters 2013 and 2014

New Gold Inc. – New Afton Mine

	2013 Reserves	2014 Reserves
Draw points	389	355
Inter-drawpoint Spacing (m)	11.7	11.7
Draw Cone Name	Fine2	Fine2
Minimum Height of Draw (HOD) (m)	50	50
Maximum HOD	350	350
Mixing Model	Vertical	Vertical
5070 & 4930 Layout	Straight-Through	Straight-Through
Elevation (Mine Grid m elev.)	5072	5072
Percent Fines (%)	60%	60%
Mixing Horizon (m)	75	75
Mixing Cycles	2	2

The model parameters can be adjusted as desired. Generally, this is done to provide a better fit to the actual production. As such, there must be a level of historical production and monitoring to justify changes to the model parameters.

There are adjustments for development ore which is added to the block reserve and for the segregation of waste from the bottom of the columns, which is handled as waste when pulled at the drawpoint.

Inferred Mineral Resources and unclassified material within the Mineral Reserves of the block cave are included in the tonnage but are assigned zero grade.

B-3 Mineral Reserve Estimation

The B-3 zone Mineral Reserves are determined in the same manner as the B-1/B-2 Mineral Reserves, however, as development has not yet commenced, it is possible to adjust the extraction level elevation to reflect changes in the resource model. It is also possible to make changes to the number of drawpoints to be used.

B-3 Mineral Reserves include all material forecast by PCBC to be pulled from a drawpoint with an NSR in excess of the cut-off value of $24.00/tonne.

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Table 15-3   B-3 Mineral Reserve Parameters 2013 and 2014

New Gold Inc. – New Afton Mine

Year	2013 Reserve	2014 Reserve
Draw points	120	93
Inter-drawpoint Spacing (m)	11.7	11.7
Draw Cone Name	Fine2	Fine2
Min & Max HOD (m)	50	50
	350	350
Mixing Model	Vertical	Vertical
B-3 Layout	Straight Through	Straight Through
Elevation (Mine Grid m elev.)	4930 flat with no drainage	4910 flat with no drainage
Percent Fines (%)	60%	60%
Mixing Horizon (m)	75	75
Mixing Cycles	2	2

Dilution

The Mineral Reserve tonnage estimate includes internal dilution of 3.3% by way of Inferred Mineral Resources and unclassified material (carried at zero grade). There is an additional 11.6% external dilution included in the Mineral Reserve estimate; this material is top-of-column dilution that enters due to material mixing and fines migration.

Cut-off Grade

The Mineral Reserves are determined using an NSR cut-off value. The NSR is calculated in the Mineral Resource block model software using formulae which include consideration of:

•	Metal prices
•	Metal recovery (a function of grade and ore type)
•	Concentrate transportation and handling (with a blended freight rate)
•	Smelter charges and penalties (with a blend of smelter terms)
•	Refining charges and
•	Royalties

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-4

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Changes from 2013 Mineral Reserve Estimate

Several design changes were made in 2014 following the resource model updates. The most notable changes were the removal of a section of drawpoints in the centre of the B-1/B-2 area and changes in the design elevation and footprint of B-3.

In the B-1/B-2 area, there were 36 drawpoints in the central pillar area removed from the Mineral Reserve estimate. Two drawpoints were added to the C drive on the west cave.

In the B-3 area, there were 27 drawpoints removed from the estimate and the extraction level was moved 20 m deeper to the 4,910 m level.

The change in Mineral Reserves from 2013 to 2014 is summarized in Tables 15-4 and 15-5.

Table 15-4   2014 vs. 2013 Change in Probable Mineral Reserves

New Gold Inc. – New Afton Mine

	Tonnes (M)	Au (g/t)	Ag (g/t)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)
2013 Mineral Reserve	48.8	0.56	2.20	0.84	880	3,500	900
2014 Mineral Reserve	42.0	0.56	2.30	0.84	760	3,119	781

YOY Change	-6.8	0.55	1.74	0.79%	-120	-381	-119
Ore mined and processed	4.8	0.81	n/a	0.94%	125	n/a	99
Calculated Loss	2.0	-0.07	n/a	0.45%	-5	n/a	20

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-5

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Table 15-5   2014 vs. 2013 Change in Mineral Reserves by Zone

New Gold Inc. – New Afton Mine

	Tonnes (M)	Au (g/t)	Ag (g/t)	Cu (%)
B-1/B-2
2013	41.2	0.55	2.4	0.86
2014	35.45	0.55	2.49	0.86

YOY Change	-5.75	0.59	1.84	0.89
Production	4.79	0.81	n/a	0.94
Net change	-0.96	-0.52	n/a	0.04

B-3 Zone
2013	7.62	0.6	1.3	0.71
2014	6.56	0.66	1.48	0.8

YOY change	-1.06	0.28	0.16	0.16

Classification of Mineral Reserves

There is a large volume of material within the planned cave that has a Measured Resource classification and could be converted to Proven Mineral Reserves. Based upon the uncertainty associated with estimating material movement within the cave, and the limited production versus forecast reconciliation, a Probable Mineral Reserve classification has been applied to the Mineral Reserves.

West Cave Subsidence Offset

Cave subsidence projections and monitoring are covered in Section 16. An item of discussion with respect to the Mineral Reserves is an offset of the west cave compared to the centre of the block cave. As shown in Figure 15-1, the maximum surface expression of the west cave subsidence is now approximately 140 m to the southwest of the centre of the west cave and 200 m HOD. The reason and the potential impact is not known at this time.

Management note that the centre of the cone is showing an approximately 25 m depression centred over the picrite rock unit and that to decrease the chance of fault-picrite dilution, the southern drawpoints are maintained at a slow and steady draw and drawpoints G13N-G15N may be closed early. Management are also considering alternatives such as increasing the

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-6

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draw along the northern bells and therefore adjusting draw accordingly throughout the cave to mitigate against the potential for cave tilt.

In late 2014, New Afton engaged DS Canada Software Inc. to consider the PCBC model parameters and to compare the results using inclined slices as opposed to the vertical slices used for the Mineral Reserve estimate. Initial indications are that there is a possible asymmetrical cave geometry with the northern side more vertical than the southern abutment. Further work is necessary to validate any model changes. An additional probe hole is required to determine the cave limit and to assist in determining the possible extent of the tilt and the location of the inflection point.

RPA is of the opinion that this is an issue which may affect the Mineral Reserves but acknowledges that a review is underway and that there are measures such as draw control which are being implemented to reduce the impact on the Mineral Reserves.

RPA recommends that New Afton continue to examine the matter and determine whether changes to the Mineral Reserve estimation parameters are warranted.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-7

RPA
www.rpacan.com

Remaining Draw
Bell Development
200m HOD Centre
140m
Subsidence Contours
New Afton TSF Dam
Historic Afton TFS Dam
5000 E
4500 E
4000 E
3500 E
3000 E
2500 E
2500 N
2000 N
1500 N
N

0
100
200
300
400
500
Metres

Figure 15-1

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

West Cave Subsidence Offset

Source: New Gold Inc., 2014.

March 2015

15-8

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Reconciliation

Current Reconciliation Practice

Mine reserve performance review is completed by comparing monthly weighted copper, gold, silver, and arsenic grades against modelled grades estimated by PCBC for each drawpoint. Figure 15-2 is an example of gold grade reconciliation graphs generated for drawpoints C06 to C08 and D06 to D08.

A quarterly review of drawpoint performance uses the measure of percent variance comparing modelled grade versus mined grade and the over-under performance is determined by applying a 20% filter. The chart in Figure 15-3 is a display of over-underperforming gold grades for west and east cave production sectors.

Conveyed monthly weighted average grades derived from production, development, and undercut sources are compared against milling back calculated and reconciled month end feed grades (Figures 15-4 and 15-5). Mill and mine grades are plotted against budget +/- forecast. The result of this comparison allows for the adjustment of grade production targets or triggers a review of erroneous mass balance issues.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-9

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Figure 15-2: Drawpoint Reconciliation

C06S
C07S
C08S
D06N
D07N
D08N
Delta %
Mine Actual
PCBC Actual
Au g/t
Date

Figure 15-3: Drawpoint Performance

Over/Under Flag		05	06	07	08	09	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	29	30	31	32	33	34	35	36	37	38	39	40
B	N	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
B	S	0	-1	-1	0	1	1	1	1	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C	N	0	-1	-1	-1	-1	1	0	1	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
C	S	0	0	0	-1	-1	0	0	0	0	0	0	1	1	1	0	0	0	0	0	0	0	1	1	-1	-1	1	1	0	0	0	0	0
D	N	1	1	1	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0	0	0	0	-1	0	-1	-1	0	1	0	0	0	0	0
D	S	0	1	0	0	0	0	-1	-1	-1	0	0	0	0	1	1	1	0	0	0	0	1	1	1	0	-1	1	1	0	1	-1	1	0
E	N	0	1	1	1	-1	0	-1	-1	-1	-1	0	-1	-1	-1	1	1	0	0	0	0	1	0	1	0	1	1	1	0	0	-1	0	0
E	S	0	0	1	0	1	0	0	-1	-1	-1	0	0	-1	0	0	1	1	-1	0	0	1	1	0	0	-1	1	0	1	1	1	-1	0
F	N	0	0	1	1	-1	0	0	-1	-1	-1	0	0		-1	0	1	-1	1	0	0	1	0	0	-1	-1	-1	0	0	1	1	-1	0
F	S	0	0	0	0	0	0	-1	-1	-1	-1	-1	-1	-1	-1	0	-1	-1	-1	-1	0	0	0	-1	-1	-1	-1	-1	-1	-1	0	1	1
G	N	0	0	0	0	0	0	0	-1	-1	0	-1	-1	-1	-1	-1	-1	0	0	-1	0	1	0	0	-1	0	-1	0	-1	0	0	0	1
G	S	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

New Gold Inc.

New Afton Mine
Kamloops, British Columbia, Canada

Drawpoint Reconciliation and Performance

Source: New Gold Inc., 2014.

March 2015

15-10

RPA
www.rpacan.com

Figure 15-4: 2014 Gold Grade Profile

0.95
0.85
0.75
0.65
Gold (Au g/t)
2014Jan
2014Feb
2014Mar
2014Apr
2014May
2014Jun
2014Jul
2014Aug
2014Sep
2014Oct
2014Nov
2014Dec
Mine Au g/t
Mill Au g/t
Budget Au g/t
Forecast Au g/t

Figure 15-5: 2014 Copper Grade Profile

1.15
1.05
0.95
0.85
0.75
Copper (Cu%)
2014Jan
2014Feb
2014Mar
2014Apr
2014May
2014Jun
2014Jul
2014Aug
2014Sep
2014Oct
2014Nov
2014Dec
Mine Cu %
Mill Cu %
Budget Cu %
Forecast Cu %

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

2014 Gold & Copper Grade Profiles

March 2015

Source: New Gold Inc., 2014.

15-11

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2014 YTD Reconciliation

RPA reviewed the January to November performance comparing the PCBC output, mine reported production, and mill reported production. RPA is of the opinion that the analysis in Figures 15-3 and 15-4 is of value but that the scale can mask variations and does not display the relative difference. RPA recommends a more detailed reconciliation process to be completed on a monthly basis including a review of the grade, contained metal, and tonnage variances between:

•	PCBC model (reserves) and the mine production
•	Mine production and mill production
•	Mill production and PCBC model

The analysis of the variance as opposed to analysis of the values is considered more appropriate as there is a relatively small absolute difference in the grades and there is not a large difference in the absolute values from month to month.

A method of reconciliation analysis, shown below, involves three factors, F1, F2, and F3. These factors can be used for grade, tonnage, and metal content.

•	F1 is the mine production value divided by the reserve (PCBC) model
•	F2 is the mill production divided by the mine production
•	F3 is the mill production divided by the reserve model (F3= F1 X F2)

With these factors it is possible to review the mine to model comparison, the mine to mill comparison, and ultimately the mill (final production) to the model. This final factor is the most important measure of the model. The first factor covers mining issues while the second covers mine to mill issues.

A review of the reconciliation for the period January 2013 to November 2014 has been compiled and is included here. One possible complication in this analysis is that the PCBC model may have changed from 2013 to 2014 as the Mineral Reserves were re-estimated. The results shown here cover copper, gold, and tonnage. Silver was not included as it is a minor revenue contributor and penalty elements such as arsenic and mercury were not considered for this analysis.

RPA is of the opinion that +/- 10% (0.9 to 1.1) represents very good reconciliation performance and that greater than +/- 20% variance is cause for further investigation and

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-12

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consideration of the potential causes. Analysis of the reconciliation results can provide guidance for the potential revision to the Mineral Resource estimation parameters and to modifying factors applied in the estimation of Mineral Reserves.

Figure 15-6 shows the variance in the tonnage comparing the copper and gold grades and the tonnage comparing the mine production and the PCBC model. There is a generally favourable reconciliation with the mine production grades exceeding the model and there has been a close tonnage reconciliation up to the last three months.

Figure 15-6   F1 Grade Reconciliation

The mine to PCBC metal content reconciles well until the most recent three months when lower production tonnages led to a lower metal content.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-13

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Figure 15-7   F1 Metal Content Reconciliation

Figure 15-8 shows the variance in the tonnage comparing the copper and gold grades and the tonnage comparing the mill production to the mine production. There is a generally favourable reconciliation with the mill grades exceeding the mine grades by a small margin.

Figure 15-8   F2 Grade Reconciliation

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-14

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The metal content reconciliation (Figure 15-9) between the mine and the mill is fair but appears to be trending downwards in the longer term.

Figure 15-9   F2 Metal Content Reconciliation

Figure 15-10 shows the variance in the copper and gold grades and the tonnage comparing the mill production to the PCBC model. There is a generally good reconciliation with the mill grades exceeding the PCBC model grades by a small margin.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-15

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Figure 15-10   F3 Grade Reconciliation

The contained metal content reconciliation between the mill and the PCBC model is fair. The mill results have exceeded the PCBC model results until recently and there has been a steady decrease in the positive reconciliation over the two year period.

Figure 15-11   F3 Metal Content Reconciliation

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-16

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RPA is of the opinion that the generally favourable reconciliation between the mill production and the PCBC model support the validity of the Mineral Reserve estimate.

RPA recommends that New Afton implement and maintain a reconciliation program including regular analysis of the results and the documentation of such analysis for reference when preparing or revising Mineral Resource and Mineral Reserve estimates.

RPA Opinion

RPA is of the opinion that the mining, metallurgical, infrastructure, permitting, and other relevant factors related to the New Afton Mineral Reserve estimate are well known and understood and do not pose a material risk to the Mineral Reserves. The south trending surface expression of the cave subsidence is being monitored and modelled to assess any potential impact upon the Mineral Reserve estimate.

There are no known legal, political, environmental, or other risks that could affect the potential development of the Mineral Reserves.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 15-17

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16 Mining Methods

New Afton is an operating block cave mine. The mine was developed between 2007 and 2012 and mill production commenced in 2012 with ore from the west cave. In 2014, the mine operated at rate of over 13,100 tpd of ore plus approximately 100 tpd of waste. Ore is transported from the drawpoints, on the extraction level, by a load haul dump loader (LHD), to an available ore pass. The ore is then re-handled on the haulage level by an LHD and loaded into a haul truck. The haul truck transports the ore to the underground gyratory crusher and the crushed ore is conveyed to surface.

A schematic view of the New Afton Mine is shown in Figure 16-1, the mine development is shown in Figure 16-2, and a long section through the cave operation is shown in Figure 16-3.

Mine Design

There are three general zones at the New Afton Mine, located beneath and to the west of the Afton open pit. Production is coming from the B1 and B2 zones (Lift 1) where there are two panel caves (west and east) in operation. Production commenced in the west panel, which is 130 m wide and 250 m long. The east panel is separated from the west panel by a 50 m to 60 m thick waste zone. The east zone is 110 m to 130 m wide by 310 m long. The Lift 1 extraction level is at the 5,070 m level. The Mineral Reserves by zone are shown in Table 16-1.

Table 16-1   Probable Mineral Reserve Estimate by Zone as of

December 31, 2014

New Gold Inc. – New Afton Mine

Category	Tonnes (Mt)	Metal Grade			Contained Metal
		Copper	Gold	Silver	Copper	Gold	Silver
		(%)	(g/t)	(g/t)	(Mlb)	(koz)	(koz)
B-1	9.9	0.69	0.56	1.33	150	177	423
B-2	25.6	0.92	0.54	2.94	520	447	2,416
B-3	6.6	0.80	0.66	1.48	115	139	313
Total	42.1	0.84	0.56	2.3	778	756	3,107

Note: Metal totals do not match Mineral Reserves due to rounding.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-1

RPA

CONVEYOR PORTAL
U5 CONVEYOR LEG
U4 - 5
TRANSFER
MR06
U4 CONVEYOR LEG
VIEW #2
MR05
RT
U3 CONVEYOR LEG
U3 - 4
TRANSFER
U2 - 3
TRANSFER
MR4
U2 CONVEYOR LEG
ACCESS DECLINE
VIEW #4
RT
60 MAN
SLICK LINE
VIEW #3
PS1
Refuge Chamber - 24 hr duration, 6 person capacity
Refuge Chamber - 36 hr duration, 20 person capacity
Refuge Chamber - 36 hr duration, 22 person capacity
Refuge Chamber - 36 hr duration, 60 person capacity
Refuge Tent (RT) - Oxygen Self Rescuers
FEMCO phone and extension
Ventilation intake direction
Ventilation exhaust direction
CO detector
VR5 Alimak Access Route
VIEW #2, PLAN, 1:3000 SCALE
VIEW #3, PLAN, 1:3000 SCALE
VIEW #4, PLAN, 1:5000 SCALE
VIEW #5, PLAN, 1:5000 SCALE
March 2015
Source: New Gold Inc., 2014.

Figure 16-1

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Mine Schematic

www.rpacan.com

16-2

RPA
www.rpacan.com

N
Portal
PRV
ERU
50HP Fan
150HP Fan
2 150HP Fans
Sump Pump
Refuge Station
Shot Bell
0
100
200
300
400
Metres
Legend:
APEX Development
UC Development
EXT Development
HAUL Development
50 Vent Development
Footwall Drive
Conveyor Decline
Vent Exhaust
Vent Intake
Access Decline
Exploration Development
Monthly Development
Jaw Crusher
Gyro Crusher
March 2015
Source: New Gold Inc., 2014.

Figure 16-2

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Mine Development

16-3

RPA
www.rpacan.com

Looking North
Lift 1
B3
C-Zone

Figure 16-3

New Gold Inc.

New Afton Mine
Kamloops, British Columbia, Canada
New Afton Long Section

March 2015

Source: New Gold Inc., 2014.

16-4

www.rpacan.com

The B-3 block is located 160 m below and immediately to the west of the Lift 1. The B-3 zone is 100 m to 110 m wide by 210 m long. The extraction level of the B-3 will be the 4,910 m level. Ore from B-3 will be hauled by truck to the gyratory crusher installed for Lift 1.

The C-zone is located approximately 550 m below Lift 1. The C-zone is planned as a block cave which will be 100 m wide and 430 m long. The C-zone is not included in the Mineral Reserves and the potential development of the C-zone is described in Section 24 of this report.

The west and east zones on Lift 1 are being successfully exploited by block caving. The west and east zones have six access drives with drawpoints on one side of the two edge drives and on both sides of the internal drives. This provides a wide (for New Afton) cave zone and multiple access ways in the event of the loss of a drive or portions of a drive due to poor ground conditions.

Mining Method

New Afton is a block cave which utilizes a unique New Afton style undercut with an apex level and an undercut level (Figures 16-4 and 16-5). The apex level, located at the major apex of the pillars, provides a geographic window for bell and undercut blasting, and allows for post-blast inspection and assurance that undercut blasts are breaking over the major apex as designed.

The extraction level at New Afton employs straight-through drawpoints. This layout was favoured over the previously planned herring-bone layout primarily for geotechnical, ventilation, and access reasons, however, factors such as simplicity of design and rate of development were also considered.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-5

RPA
www.rpacan.com

Figure 16-4: Schematic of New Afton Levels

Undercutting Longholes
Apex Level
Undercutting
Drawbell
Undercut Level
Ore Pass
Extraction to Haulage
Extraction Level

Figure 16-5: Lift 1 Cross Section

Caved Area
27.0m
27.0m
13.7m
16.9m
16.9m
Apex Level
Undercut Level
Extraction Level
Bell B-C
Bell C-D
Bell D-E
Bell E-F
Bell F-G
Machines Rogers Hole

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Schematic of New Afton Levels and Lift 1 Cross Section

March 2015

Source: New Gold Inc., 2014.

16-6

www.rpacan.com

Undercut design

Undercutting is the process of creating a void beneath the material that is planned to be mined. It creates a large area of unstable rock that promotes the caving of the overlying rock mass. When possible undercuts are maintained a minimum of 17 m ahead of drawbell development on the extraction level. This allows a 45° angle between the development below and the undercut above. This creates a stress shadow that protects the development on the extraction level from the stresses induced from the undercutting above. It is common practice at New Afton to pre-load and pre-prime a single ring of holes in the undercutting cycle. Typically, undercut blasts consist of 16 – 100 mm (4 in.) holes averaging 3,600 kg to 3,900 kg of explosives per 9.6 m of linear undercut advance.

Drawbell design and construction

Drawbells provide a funnel for the broken ore to the drawpoint where it can be pulled safely at the extraction level. There are drawpoints on both sides of the drawbell drive. Steel sets covered in shotcrete are used to help reduce the effects of wear from material being drawn out of the bells over time and concrete floors allow for equipment to easily draw the material from the bells.

Drawbells are taken in a single blast that creates a conduit from the drawpoints on the extraction level to the undercut blasting that has already been completed above. Typically, drawbell blasts consist of a single 762 mm (30 in.) V-30 relief hole in the centre and 46 - 100 mm (4 in.) holes averaging 7,000 kg to 7,500 kg of explosives.

Full-size drawbell drives are 28 m long, spaced 15 m apart, and have two drawpoints. Half drawbells are located in some places on the north and south sides of the footprint. Half drawbells are 24 m long, and only have one drawpoint.

Extraction Sequence – Lift 1

Apex and undercut levels are being continuously developed to completion. Apex development was completed in December 2014 and the undercut development is scheduled for completion in early 2015. Extraction strike drives are continuously being developed to completion with the estimated completion in early 2015. Drawbell drives are developed three months prior to the planned drawbell blasting.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-7

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There is one drawbell blast planned per month for all of 2015 and 2016 and then 15 to 16 drawbell blasts per year for 2017 to 2019, with the final drawbell blasted in December 2019.

The final haulage leg is to be developed in 2017. All of the ventilation level development is complete, with ongoing vent door installations.

The Lift 1 extraction level plan is shown in Figure 16-6. Lift 1 mining commenced with the west cave moving from west to east. The initial plan was to mine through a “low grade” central pillar, but subsequent interpretation has shown the pillar to be waste. The east block commenced production in 2014 starting from the central pillar and moving to the east. The progression of the cave is shown in Figures 16-7 to 16-10.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-8

RPA
www.rpacan.com

N
C Drive
D Drive
E Drive
F Drive
G Drive
B Drive
EAC-1
EAC-2
EAC-3
EAC-4
Poorest Ground Conditions
0
50
100
150
200
Metres
Legend:
Ore Pass
Vent Raise
Blasted
Q1 2014
Q2 2014
Q3 2014
Q4 2014
2015
2016
2017
2018
2019
2020

Source: New Gold Inc., 2014.

March 2015

Figure 16-6

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Lift 1 Extraction Sequence

16-9

RPA
www.rpacan.com

Surface
Subsidence Fracturing (Example)
August 2013 Shape
July 2013 Shape
AUGUST 31, 2013
CAVE PROFILE
ESTIMATED CAVE ZONE
Volume:
7,181,419 m³
Elevation:
+550m Above
ESD Sill
(Estimated 60m
from Surface)
TDR
UNCUT
CUT
Seismic Events
ESD-1G

Figure 16-7

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Lift 1 Cave Profile Estimate at August 2013

March 2015

Source: New Gold Inc., 2014.

16-10

RPA
www.rpacan.com

Overburden Surface
Fracturing (Subsidence)
PIT
DECEMBER 31, 2013
CAVE PROFILES
ESTIMATED CAVE ZONE
Volume:
West
11,255,435 m³
East
257,100 m³
WEST CAVE
TDR
UNCUT
CUT
EAST CAVE
ESD-1G
Seismic Events
December 2013 Shape
November 2013 Shape

Figure 16-8

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Lift 1 Cave Profile Estimate at December 2013

March 2015

Source: New Gold Inc., 2014.

16-11

RPA
www.rpacan.com

Surface
Subsidence Projection
PIT
JUNE, 2014
CAVE PROFILES
ESTIMATED CAVE ZONE
Volume:
West
20,214,190 m³
East
1,199,657 m³
WEST CAVE
TDR
UNCUT
CUT
EAST CAVE
5070 Extraction Level
Seismic Events
June, 2014
May, 2014

Figure 16-9

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Lift 1 Cave Profile Estimate at June 2014

March 2015

Source: New Gold Inc., 2014.

16-12

RPA
www.rpacan.com

Surface
Subsidence Projection to Bedrock
Cave to Surface Interaction
PIT
OCTOBER, 2014
CAVE PROFILES
ESTIMATED CAVE ZONE
Volume:
West
21,697,534 m³
East
3,639,310 m³
WEST CAVE
TDR
UNCUT
CUT
EAST CAVE
5070 Extraction Level
Seismic Events
Oct, 2014
Aug, 2014

Figure 16-10

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Lift 1 Cave Profile Estimate at October 2014

March 2015

Source: New Gold Inc., 2014.

16-13

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Extraction Sequence – B-3

The B-3 extraction level plan is shown in Figure 16-11 and the B-3 extraction sequence is shown in Figure 16-12. The first three drawbells for B-3 are scheduled to be blasted in 2017 followed by three drawbells per month through 2018 and into 2019. The final drawbells are blasted in May 2019.

The B-3 zone has four access drives with drawpoints on each side of each access drive. This is a smaller footprint than Lift 1 and the reduced number of drives increases the potential production difficulty if access is lost due to poor ground conditions.

Grade Control

Draw control strategies

New Afton has multiple draw control strategies with fundamental focus on achieving proper cave health and controlling metal production to the mill. These strategies include a normal draw strategy, to optimize cave health with modest grades; a low arsenic draw strategy, to minimize the amount of arsenic in concentrates; a high gold draw strategy, to maximize the amount of gold produced; and a high copper draw strategy, to maximize the amount of copper produced.

Assaying of samples

Drawpoint samples are collected based upon pre-determined sample frequencies. Samples are assayed for copper, silver, gold, palladium, mercury, arsenic, and other metals. One in ten samples is a duplicate, and Certified Reference Material (CRM) is used as a confirmation of the copper and gold analyses.

Samples are collected by the production personnel with planning and oversight from the mine planning group. Tagged sample bags are provided by geology. Samples are taken to a local offsite laboratory and results are imported to the geology database.

An example of the distribution of sample frequencies across the west cave is shown in Figure 16-13. One sample is required for every 40 to 60 buckets mucked in the central portion of the cave and one sample is taken every 12 to 20 buckets mucked around the perimeter. The production sample frequency is reviewed quarterly and updated locally when ore-waste boundaries are crossed.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-14

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Figure 16-11
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
B3 Extraction Level Plan
Source: New Gold Inc., 2014.
March 2015
Metres
0
50
100
150
200
N
2400N
2300N
2200N
2100N
2000N
1900N
1700N
3900E
3800E
3700E
3600E
3500E
3400E
3300E
3200E
3100E
3000E
ACCESS TO DDL-000
(Secondary Egress)
DDL-000
DDL-001
MHD-1
FWD-002
EAC-6
EAC-2
Orepass/Chute
Return Air Drive to 50VRD-3
Fresh Air Drive
Sump

16-15

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Figure 16-12
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
B3 Extraction Sequence
Source: New Gold Inc., 2014.
March 2015
Legend:
Ore Pass
Vent Raise
Blasted
Q1 2014
Q2 2014
Q3 2014
Q4 2014
2015
2016
2017
2018
2019
2020
0
25
50
75
100
Metres
EAC-6
N

16-16

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N
EAC-1
EAC-2
1/60
1/40
1/20
1/12
Inactive
0
25
50
75
100
Metres

Figure 16-13

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

West Cave Sample Frequency

March 2015

Source: New Gold Inc., 2014.

16-17

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Production Ore Waste determination

Geological information (lithology, mineralization, alteration, fragmentation, and moisture) is collected from routine drawpoint inspections and tracked within a central database. The draw control department issues a production progress map displaying the monthly weighted average copper and gold grades for each drawpoint; locations near lower column waste or top of column exhaustion cut-off grades trigger a higher frequency of geological inspection. Geological analyses paired with assay results enable the determination of ore-waste classification. If assay information is not current, an additional muck sample is taken and the onsite laboratory provides results within 24 hours.

Drawpoint Operations

Extraction Level Conditions

The Lift 1 extraction level has six parallel drives named B to G from north to south. The B and G drives have drawpoints on one side whereas the other drives have drawpoints on both sides. While the B drive encountered difficult ground conditions in development, the G drive has shown significant convergence and floor heave and has required ongoing repair and maintenance. The G drive has been maintained in operating condition, but the section at the west end of the G drive has the worst ground conditions in all of the extraction drifts.

Drawpoint Conditions

The drawpoints are generally in good condition. At least two in the G drive have worn excessively and required repairs. The rock fragmentation is fine but there is oversize which must be either broken with a hydraulic rock breaker or by secondary blasting.

Closed Drawpoints

There are seven drawpoints that have been closed to date, five are on the G drive and two are on the F drive. All of the drawpoints demonstrated sub-economic performance in the last 30 days of mucking. There is a brief report and a sign-off for each closed drawpoint together with instructions for future use (if any) and for permanent closure of the drawpoint. Closed drawpoints are generally filled with muck as a bulkhead and then shotcreted over.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-18

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Geomechanics

Geotechnical domains

Historically, the main geotechnical domains consisted of the three mineralogical units; hypogene, mesogene, and supergene. Currently the geotechnical domains are generated from the rock mass rating (RMR) block model derived from geotechnical core logging. All geotechnical logging procedures allow for RMR 76’, 89’, or Q-Index rating systems by collecting the parameters outlined in the geotechnical logging sheet shown in Figure 16-14.

The RMR block model represents all geological characteristics encompassing structure, alteration, and lithology allowing this method to a robust approach in modeling geotechnical domains within the rock mass.

Geotechnical data collected from diamond drill core logging was used to calculate the rock mass rating Bieniawski 1976 (RMR76), for each drill run length. The geotechnical parameters are recorded and coded including:

•	RQD
•	Rock Strength
•	Joint Spacing

Joint condition and groundwater are treated as a constant. If one of the listed attributes were missing from the logging data, the corresponding RMR interval was nulled, and these values represent 6% of the data points.

The following two data sets were normalized and merged; historical drilling (2000-2012) containing 303 drill holes supporting 44,775 records and the recent drilling program (2012-2014, up to hole EA14-106) contains 145 drill holes and 22,624 records. Values ranging within 0-100 were composited using a downhole run length of three metres. The interval length matches well with the method of data collection and the drill rod length.

The RMR block model block dimensions are ten metres mine grid east-west and ten metres high. The model is unconstrained by lithological or alteration boundaries, but blocks were only populated below the bedrock surface.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-19

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Table 16-2   Geotechnical RMR Block Model Dimensions and

Extents

New Gold Inc. – New Afton Mine

Item	Item	Value
Origin	Easting	2,600 m
	Northing	1,500 m
	Elevation	4,200 m
Rotation	Deg Clockwise	0
Number of	Columns	150
	Rows	100
	Levels	155
Extent(m)	X (Easting)	1,500 m
	Y (northing)	1,000 m
	Z (Elevation)	1,550 m

Note. Origin is southwest corner of model.

Variogram models identified anisotropy associated with a structural corridor in the eastern portion of the deposit and coincides with the orientation of the J Fault near the hanging wall lens. The following structure models were applied to the OK estimation method, the minimum and maximum number of composites used were set at five and ten respectively and a cap of ten samples per drill hole was applied.

Table 16-3   RMR Interpolation Parameters

New Gold Inc. – New Afton Mine

Grade	Model Type	Nugget	Major Az/Dip	Semi Major Az/Dip	Minor Az/Dip	Search Distance Major	Search Distance Semi-Minor	Search Distance Minor
RMR 76	Spherical	60 g/t	130º/55º	310º/55º	220º/0º	160 m	80 m	50 m

A long section of the RMR data from the block model is shown in Figure 16-15.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-20

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Rock Strength		
Code	Description	Mpa
R0	EXTREMELY WEAK ROCK - Indented by thumbnail	0.25-1.0
R1	VERY WEAK ROCK - Crumbles under firm blows of geological hammer, can be peeled by a pocket knife	1-5
R2	WEAK ROCK - Shallow indentation made by firm blow with point of rock hammer	5-25
R3	MEDIUM STRONG ROCK - Specimen can be fractured with single blow of geological hammer	25-50
R4	STRONG ROCK - Specimen required more than one blow of geological hammer to fracture	50-100
R5	VERY STRONG ROCK - Specimen requires many blows of geological hammer to fracture	100-250

Slickensided
JRC = 0 - 2
Smooth
JRC = 2 - 4
JRC = 4 - 6
Slightly Rough
JRC = 6 - 8
JRC = 8 - 10
Rough
JRC = 10 - 12
JRC = 12 - 14
Very Rough
JRC = 14 - 16
JRC = 16 - 18
JRC = 18 - 20
0
5 cm
10

Joint Infill		Joint Infill Thickness (mm)		Joint Infill Strength	
Code	Description	Code	Description	Code	Description
Cy	Clay	N	None	Hard	Hard, non- softening minerals (i.e. calcite)
Cl	Chlorite	Sta	Stained	Soft	Soft, softening minerals (i.e. clay, chlorite, hematite)
He	Hematite	1	1mm	None	None
Ct	Calcite	1-5	1-5mm		
Do	Dolomite	>5	>5mm		

Joint Alteration or Weathering (Ja)	
Code	Description
U	Unaltered, fresh joint surface, no oxide staining
SA	Slightly altered, oxide staining on the joint face
MA	Moderately altered, Slight alteration halo, maintains surrounding rock strength
HA	Highly altered, alteration halo is much weaker than the surrounding rock

	Joint Roughness (Jr)	Joint Aperture
Code	Description	Code/Description
VR	Very Rough	None
R	Rough	<0.1mm
SR	Slightly Rough	0.1 to 1mm
SM	Smooth	1-5mm
SL	Slickensided	>5mm

Number of Joint Sets (Jn)		1J+	One joint set plus random	3J+	Three joint sets plus random
# Joint (Jn)	Description	2J	Two joint sets	4J	Four or more joint sets, random, heavily jointed, "sugar cube"
0J	Massive, no or few joints	2J+	Two joint sets plus random	Crush	Crushed rock, earthlike
1J	One joint set	3J	Three joint sets		

New Afton Geotechnical Core Logging, March 05th 2014 Revision

Figure 16-14

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Geotechnical Logging Sheet

March 2015

Source: New Gold Inc., 2014.

16-21

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Block Model at 2000mgN, Looking North

Topographic Surface
Bedrock Surface
Afton Pit
B-2
B-1
B-3
C-Zone
5070RL
4910RL
4520RL
5700 L
5600 L
5500 L
5400 L
5300 L
5200 L
5100 L
5000 L
4900 L
4800 L
4700 L
4600 L
4500 L
4400 L
4300 L
4200 L
2500 E
2600 E
2700 E
2800 E
2900 E
3000 E
3100 E
3200 E
3300 E
3400 E
3500 E
3600 E
3700 E
3800 E
3900 E
4000 E
4100 E
BLOCK : RMR
BLOCK : RMR
-100.000 <= < 0.000
0.000 <= < 20.000
20.000 <= < 30.000
30.000 <= < 40.000
40.000 <= < 50.000
50.000 <= < 60.000
60.000 <= < 70.000
70.000 <= < 80.000
80.000 <= < 100.000

Figure 16-15

0
100
200
300
400
500
Metres

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Long Section of RMR 76

March 2015

Source: New Gold Inc., 2014.

16-22

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During the recent phase of exploration activities a new structural model was created. Information collected from historical core re-logging, current core logging, historical mapping, and current underground mapping was compiled and a 3D wireframe model was generated. The structural model provides a general location and attitude of major fault structures. During the underground mine development, structural mapping is used to calibrate the structural model. The New Afton deposit has three major structural trends that can be broken into two relative aged categories: older east-west clay-carbonate infilled/altered, older northeast-southwest clay-carbonate infilled/altered, and a younger northwest-southeast hematite/chlorite infilled/altered cross cutting set of faults. The above block model matches the local trends of major faults and outlines competent regions found within the rock mass.

Cavability (Actual vs. Predicted)

The cavability of a deposit is the ability of the orebody to cave freely and spontaneously under its own gravitational load. This is achieved once the orebody is sufficiently undercut to achieve a hydraulic radius (HR) favourable to caving. Experience has shown there is a relationship between the competence of a rock mass and the dimensions of the undercut required to initiate and sustain caving.

The west cave monitoring system indicates that the transition into sustainable caving occurred when the undercutting hydraulic radius was 28 m with an undercut north-south span of about 133 m. This value is smaller than the value of HR = 30 m estimated in the AMC Afton Feasibility Study Geotechnical Report from March 2007 (AMC, 2007). The east cave monitoring system indicates that the transition into caving occurred at an undercut HR of 24 m with a north-south span of 105 m. This HR value is less than that of the west cave as expected, given the significant geological faults and the high proportion of the slightly weaker mesogene rockmass within the east cave volume, as stated in the AMC Feasibility Report (AMC, 2007).

B-3 is indicated to be cavable, from the Laubscher Cavability Chart (Figure 16-16), where the margin from the indicated “non-caving” zone is small and the north-south span for B-3 in particular was recognized as a potential issue (AMC, 2007). However, the representative geology of B-3 is similar to the west cave, and from the west cave caving experience, it is estimated that the HR require for B-3 caving will be approximately 28 m. Once the undercutting is fully developed in B-3, the HR will be 31 m.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-23

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Stability Index: Hydraulic Radius = Area / Perimeter
Examples:
Stable
Transitional
Caving
AMC, 2007:
Block 1 MRMR and available HR
Block 2 MRMR and available HR
Block 3 MRMR and available HR
New Afton, 2014:
Block 1 (East Cave) Caving HR - Based on Instrumentation
Block 2 (West Cave) Caving HR - Based on Instrumentation
Block 3 Expected Caving HR - Based on B1 B2 Learnings
Adjusted Rock Mass Ratings
HR (Hydraulic Radius) (m)
Stable
(Local Support)
Transition
Zone
Larger Pillars
Dilution
Subsidence
Caving
Chart include 20/80th
percentiles
0
10
20
30
40
50
60
70
80
90
100

Source: after Laubscher, 1990.

March 2015

Figure 16-16

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Caving Stability Chart

16-24

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In-situ stress

The in-situ rockmass stresses have been determined using CSIRO Hollow Inclusions Cells (HI-Cell). All stress measurements were taken during development and do not represent the current production level stress regime.

In the absence of measured in-situ data, calibration was completed in-house through MAP3D modelling and additional long term HI-Cells were installed in the extraction level drawpoint pillars in 2012. The current best fit stress orientations for MAP3D modelling are: 0.0284 MPa/m vertical stress and a K-ratio value of 1.7 (north-south orientation) for σ2 and 2.3 (east-west orientation) for σ1.

Fragmentation

For fragmentation purposes the rockmass within the orebody is classified into three types:

•	Regular highly fractured rock – Moderate to low strength, a variable level of microfracturing and tight joint spacing. This is representative of the footprint with an anticipated higher intensity of fracturing in the far eastern side (>3760E).

•	Moderately fractured rock – High strength, a more massive rockmass with wider joint spacing. This type of fracturing is associated and is spatially represented with the monzonite.

•	Fault Zones – Low strength and intense microfracturing with closely spaced joints. These are located throughout the footprint area.

There are five identified joint sets within the footprint from apex level mapping, with typically three to four joint surfaces locally present in any given area. These joints have a spacing range between 0.1 m to 0.8 m. The joint sets are shown in Figure 16-17 and the orientation is listed in Table 16-4.

Table 16-4   Joint Set Orientation

New Gold Inc. – New Afton Mine

Joint Set	Mean	Range
Main (East- West)	76/008	88/335 to 63/023
Moderate SW Dip	54/203	73/179 to 32/226
Moderate West Dip	52/255	70/236 to 34/279
Moderate East Dip	45/099	32/074 to 64/119

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-25

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New Afton Mine
N
S
W
E
Fisher Concentrations
% of total per 1.0% area
0.00 ~ 0.50%
0.50 ~ 1.00%
1.00 ~ 1.50%
1.50 ~ 2.00%
2.00 ~ 2.50%
2.50 ~ 3.00%
3.00 ~ 3.50%
3.50 ~ 4.00%
4.00 ~ 4.50%
4.50 ~ 5.00%
No Bias Correction
Max. Conc. = 3.6995%
Equal Angle
Lower Hemisphere
385 Poles
385 Entries
Apex Level Mapping Data (All Structures)

New Afton Mine
N
S
W
E
1m
2m
3m
4m
5m
Orientations
ID Dip / Direction
1 m 76 / 008
2 m 54 / 203
3 m 52 / 255
4 m 45 / 099
5 m 44 / 012
Equal Angle
Lower Hemisphere
385 Poles
385 Entries
Apex Level Mapping Data (All Structures)

Figure 16-17

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Joint Sets

March 2015

Source: New Gold Inc., 2014.

16-26

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When a drawbell is initially developed, coarser fragmentation is observed. After the drawpoint has matured, the regular highly fractured rock is expected to have a broad distribution of finely fragmented ore with average block sizes of approximately 0.045 m3 and the moderately fractured rock is typically expected to have an average block size of 0.32 m3.

Typically as the draw column matures, the rock fragmentation becomes finer due to secondary fragmentation. Hang-ups are still observed within drawpoints. The highest frequency of hang-ups occurs on the cave boundaries, and in early draw column height within the moderately fractured rock. As anticipated, there are also random hang-up occurrences within the regular highly fractured rock and mature drawbells.

A fragmentation map containing the extraction level footprint, major faults and lithology outlines, and the observed and expected areas of fragmentation is shown in Figure 16-18.

Surface Subsidence

Surface subsidence has been observed as the west cave progressively migrated and broke through to the surface. The impact of the subsidence has been recorded by instrumentation, visual observations, and has been estimated using empirical and numerical methods. The east cave breakthrough to surface will result in additional surface subsidence primarily within the open pit.

Figure 16-19 shows the extent of the west cave subsidence from June 2014. The figure outlines two contours termed “Annual Flyover” and “Current Exclusion Zone”. The annual flyover contours are created from yearly aerial flyovers and the current exclusion zone is defined by safety inspections and used as a control for access around the subsidence area. In addition, there is survey data from an automated survey prism network.

Figure 16-20 outlines the most recent numerical modelling work completed by Itasca Consulting Group Inc. (Itasca) utilizing FLAC3D cave simulation algorithms and by also developing a stress state to represent heterogeneous conditions. The contours show the vertical displacements at the end of mine life at which point both Lift 1 and B-3 have been fully drawn (Itasca, 2014)

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-27

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Likely to be Finer Towards the East
Extremely Fine Fragmentation
Regular Highly Fractured Rock
Medium and Coarse Fragmentation Initially
(Moderately Fractured Rock)
3500 E
2000 E

0 100 200 300 400
Metres

Source: New Gold Inc., 2014.

Figure 16-18

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Fragmentation Map

March 2015

16-28

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N
B3 Extraction Level
B1 & B2 (West and East Cave) Extraction Level
Current Exclusion Zone
Tailings Facilities
Annual Flyover Subsidence Contours
0 100 200 300 400
Metres

Figure 16-19

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Surface Expression of Subsidence

March 2015

Source: New Gold Inc., 2014.

16-29

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Figure 16-20   FLAC3D Cave Simulation

Plan view of the vertical displacement (in meters) at the end of mine life at which point both Lift 1 and B-3 have been fully drawn (overburden hidden).

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-30

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Ground Support

The types of ground support used and installation arrangements are separated into seven distinct ground support categories, which are documented in New Afton Mine’s Ground Control Management Plan (GCMP).

In the apex level ground support consists mainly of screen and splitset rock bolts. The temporary use (typically less than six months) of this observation level along with minimal personnel occupancy allows for this type of ground support to be used safely and effectively.

On the undercut level, the higher occupancy rate and longer duration of use leads to the use of fiber-reinforced shotcrete as the primary surface support along with split set rock bolts and screen from shoulder to shoulder.

The extraction level is the most likely to experience rockmass deformation and damage. The extraction level ground support involves fiber-reinforced shotcrete applied to the rock surface for immediate surface support followed by splitset rock bolts and screen. Cablebolts and screen strapping are used on the drawpoint pillars for further deep seated support and confinement. Cablebolts are also used at the drawbell brow followed by steel sets. The G drive on the extraction level has required repeated replacement of support due to convergence of the excavations.

Stability of Major Excavations

All major, long-term infrastructure such as conveyor transfer chambers and crusher stations have been located outside of the footprint and orebody to minimize stress and strain effects from the caving process. The closest infrastructure is the FW Shop approximately 100 m north of the cave footprint. It has not experienced any significant damage to date due to caving activity. Given the larger excavation and significant span sizes (>>6 m), long tendon support via cablebolts have been used to reinforce the rockmass as well as the typical, nearer surface, primary bolts and area support.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-31

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Cave Monitoring (Surface and Underground)

Seismic System

A microseismic system is used to capture mining induced seismicity (Figure 16-21). The system expands with the development of the mine, allowing for the microseismic events to be source located in response to ongoing caving activity. There are currently 13 active seismic stations with 15 geophones and 12 accelerometers.

Time Domain Reflectometry System

The time domain reflectometry (TDR) system is used to track and monitor the cave profile as the mining front advances to surface and along the footprint (Figure 16-22). Seven TDR cables were installed to successfully monitor the west cave to breakthrough, ten TDR cables have been installed to track the east cave progression, and four TDR cables have been installed to monitor tailings dam infrastructure and help to provide early warning of possible mining interaction with the legacy TSF.

By utilizing the TDR and seismic systems, an estimation of the conceptual caving model is created to understand the zones of cave progression and understand the air gap risk.

Multi Point Borehole Extensometer System

Ground movement monitors known as multi point borehole extensometers (MPBX) are used to measure displacement of the rockmass near an opening. They are typically installed vertically, in the back of a cablebolted intersection or cablebolted area of larger span. The area chosen for monitoring is based on the geology type, structural complexity or expected high stress locations. The installed instruments are 8m+ long, extending further than the cablebolts (longest support type) to measure potential deformation of the rockmass within and 2m+ past the cablebolt. One significant area of MPBX monitoring at New Afton is the Central Cave, located between the west and east caves which monitor the extraction level drifts. As the west and east caves progress, there is a potential to create unfavourable stress conditions on the central cave pillar. To monitor this, MPBX instruments are used to monitor any deep seated displacements around the extraction level strikedrives.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-32

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Moment Magnitude
-2.5
2
Moment Magnitude
-2.5
2
156 Events
SEISMIC SENSOR
PROJECTED CAVE PROFILES
SEISMIC EVENTS
Moment Magnitude
-2.5
2
Moment Magnitude
-2.5
2
156 Events
SEISMIC EVENTS
PROJECTED CAVE PROFILES
SEISMIC SENSOR

Figure 16-21

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Cave Monitoring

Source: New Gold Inc., 2014.

March 2015

16-33

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LEGACY
AFTON TSF
AFTON PIT
TSF TDR x2
PROJECTED
CAVE
PROFILES
EAST CAVE
TDR
0
100
200
300
400
Metres

Figure 16-22

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Projected West and East Cave Profiles

March 2015

Source: New Gold Inc., 2014.

16-34

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Air Gap Analysis

Air gap is the gap between the back of the cave and the top of the broken ore. The air gap occurs when ore material is extracted from the cave that caves from the back and walls. It is important to maintain a production rate that will provide a manageable air gap in the cave. A large air gap, over a large area, leads to the risk of an air blast. The risk of an air blast is gone once the cave has broken through to surface as the air gap no longer exists. At New Afton, the goal has been to maintain the average height of air gap less than 20 m in order to mitigate against the risk of air blast. The west cave has broken through to surface and no longer presents an air gap risk. The east cave has caved at a faster rate than the west cave due to a weaker host rock-mass, and is expected to breach surface in early 2015.

Mudrush Risk Procedure

A Drawpoint Classification Matrix and Mudrush Risk Management Standard Operations Procedure (SOP) was developed to address the mudrush potential, as a result of the cave groundwater interaction (Figure 16-23). Along with the classification matrix and SOP, other preventative measures include:

•	Routine drawpoint inspections monitoring for moisture and fragmentation (i.e., coarse vs. fine material), performed by Geotechnical/Geology personnel.

•	Establishing wet drawpoint tracking through Pitram; daily reports distributed to the Geotechnical, Geology, and Planning departments based on observations reported to dispatch by underground personnel.

•	Publishing a weekly mudrush risk map that displays data collected from the past week’s geology/geotechnical inspections (Figure 16-24).

•	Regular discussions with underground personnel regarding location and risk categories.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 16-35

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N
EAC-1
EAC-2
Legend:
No Data
No Risk
Low Risk
High Risk
" D" indicates wet and drawn on both day and night shift
0
25
50
75
100
Metres

Figure 16-23

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Mudrush Risk Map

March 2015

Source: New Gold Inc., 2014.

16-36

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MUDRUSH RISK - DRAWPOINT CLASSIFICATION MATRIX

DRAWPOINT CLASSIFICATION - MUCK CONDITIONS

	COARSE MUCK	FINE MUCK
DRY	A (COARSE DRY)	B (FINE DRY)
DAMP	C (COARSE DAMP)	E (FINE DAMP)
WET	D (COARSE WET)	F (FINE WET)

DRAWPOINT CLASSIFICATION - RISK

- NO RISK - DRAWPOINTS A,B,C
- LOW RISK - DRAWPOINT D
- HIGH RISK - DRAWPOINTS E, F

DRAWPOINT CLASSIFICATION - ACCESS

- NO RISK DRAWPOINTS (A,B,C) - Unrestricted access; standart safety procedures apply.
- LOW RISK DRAWPOINTS (D) - Unrestricted access; standart safety procedures apply.
- HIGH RISK DRAWPOINTS (E, F) - Restricted access. Follow steps outlined in the Mudrush Risk Management SOP, for mucking high risk drawpoints.

Figure 16-24

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Mudrush Risk Matrix

March 2015

Source: New Gold Inc., 2014.

16-37

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Management of cave breakthrough into Afton Pit

The cave will extend into the old Afton open pit. Prior to the development of the underground mine, the old pit had flooded and there had been an accumulation of debris and fines in the pit bottom. To mitigate against the potential inflows from the open pit when the cave breaks into the pit, the following actions have been taken:

•	Interception of main groundwater flow prior to groundwater entering the pit
•	Dewatering and stabilization of pit water and debris
•	Production level drawpoint monitoring and data recording
•	Communication of increased moisture levels recorded at the production level
•	Mudrush Risk Management SOP review and update as required.

Development Schedule

Lateral Development

Lateral development is advanced using standard hard-rock development techniques. The LOM development is listed in Table 16-5.

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Table 16-5   LOM Development Advance

New Gold Inc. – New Afton Mine

	(metres)
	2015	2016	2017	2018	2019-2025	TOTAL
LIFT 1
Access Decline	1,524	809	859	899	1,116	5,206
Apex Development	10	556	460	-	2,075	3,101
Conveyor and Crusher	-	345	961	1,462	5,118	7,885
Misc. Development	260	135	169	281	2,153	2,998
Extraction	10	914	801	886	5,439	8,049
Footwall	491	49	-	-	732	1,272
Undercut	10	575	601	-	2,166	3,352
Ventilation	10	260	-	-	1,252	1,522
Lift 1 Subtotal	2,315	3,642	3,851	3,527	20,050	33,385
B-3
Access Decline	1,524	809	-	-	-	2,332
Apex Development	10	556	460	-	-	1,027
Conveyor and Crusher	-	-	-	-	-	-
Misc. Development	270	501	-	-	-	771
Extraction	10	914	801	886	226	2,836
Footwall	491	49	-	-	-	540
Undercut	10	575	601	-	-	1,186
Ventilation	10	260	-	-	-	270
B-3 Subtotal	2,325	3,663	1,862	886	226	8,962

Total	4,640	7,305	5,713	4,413	20,276	42,348

C-zone development would commence in 2017 and is included in the LOM development values shown in Table 16-5.

Vertical Development

Vertical raises are used as a means of ventilating between multiple levels and as ore passes between the extraction and undercut levels down to the haulage level. Vertical development has been completed with raise bore machines. Primary ventilation raises were bored to a 3.5 m diameter and secondary ventilation raises as well as ore passes were bored to 2.4 m diameter.

B-3 consists of two future ventilation raises and three ore passes. Raise bores will be used on these as well.

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Vertical development is typically supported by shotcrete unless there is significant wear or deterioration of the raises. Rehabilitation of compromised raises is done by lowering a steel form into the raises and pouring concrete between the form and the existing raise.

Production

New Afton has been able to exceed the original nameplate capacity of 11,000 tpd (tpd). Currently the mill is operating at a rate in excess of 13,400 tpd, with projects underway to further increase throughput and recoveries.

New Afton also segregates waste in order to improve mill feed grades. Material located in the lower portion of the draw columns having an NSR less than $6/t can be segregated from ore material. This material is stored in designated waste remucks on the haulage level, and then run through the crush and convey system in parcels. A belt plow on surface removes the material from the conveyor before it reaches the mill feeder pile.

Life of Mine Plan

The LOM plan for the mine is shown in Table 16-6.

Table 16-6   LOM Production Schedule

New Gold Inc. – New Afton Mine

	Lift 1 Ore				B-3 Ore
	Tonnes	Cu %	Au g/t	Ag g/t	Tonnes	Cu %	Au g/t	Ag g/t
2015	5.25	0.96	0.82	2.30	-	-	-	-
2016	5.50	0.87	0.65	2.21	-	-	-	-
2017	5.09	0.92	0.63	2.56	0.02	0.91	0.63	1.56
2018	3.98	1.04	0.62	3.11	1.14	0.81	0.61	1.54
2019	3.65	0.76	0.44	2.37	1.46	0.81	0.65	1.57
2020	3.66	0.69	0.35	2.25	1.46	0.86	0.74	1.60
2021	3.65	0.77	0.35	2.42	1.46	0.84	0.74	1.54
2022	3.76	0.84	0.38	2.79	1.35	0.58	0.49	1.08
2023	1.05	0.71	0.33	2.49	-	-	-	-
Total	35.58	0.86	0.55	2.49	6.90	0.78	0.65	1.47

Note that the LOM plan does not match the Mineral Reserves perfectly as the LOM was developed prior to finalization of the 2014 Mineral Reserve estimate. The differences are not material.

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Mine Infrastructure

Ore and Waste Passes

Ore passes at New Afton connect production levels with the haulage level. Each undercut access drive has a single ore pass. This ore pass handles the swell muck from undercutting activities. Each extraction level strike drive has four ore passes. These ore passes are spaced so the maximum tram distance from any drawpoint is less than 150 m. Extraction level ore passes are short, with an average capacity of 250 tonnes.

Waste is handled through the same production ore passes, but is kept separated using strict procedures and good communication between extraction and haulage level employees. Waste handling is a batch process at New Afton. First the ore pass is pulled empty. Then waste material is then handled through the pass and placed into one of two waste storage bays in the Haulage level.

Crush and Convey

All ore and waste is moved to surface via the crush and convey system. The system consists of a gyratory crusher located on the haulage level that trucks and scoops dump directly into. Below the crusher is an 800 tonne surge bin that feeds on to the first of five conveyor belts to surface. The conveyor system is hung off the back of the conveyor decline to allow vehicle traffic underneath it. The entire system is controlled by one employee from a cab at the crusher and two employee to perform system checks and empty the tramp steel bin.

The gyratory crusher has two dump pockets to increase trucking efficiency and shorten tram times. No grizzly is present on the crusher as sizing is performed on the extraction level. Crushing is performed at its smallest gap, a 90 mm closed side setting, to increase efficiently in the mill.

The jaw crusher installed during mine development is available as a back-up crusher and has a capacity of 6,700 tpd.

Conveying from the crusher to surface is performed with five conveyor belts (U1 to U5) hung off the back of the conveyor decline. Although peak capacity of the conveying system is 1,200 tonnes per hours, an average of 1,000 tonnes per hour is typical. Through shift

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change, the conveyor system is run remotely from the mill control room allowing an extra hour of conveying. Once the belts are emptied, the system is shut down to conserve energy.

Conveyor Transfer Chambers

Each transfer from conveyor to conveyor is done in a dedicated transfer chamber. These chambers contain steel framework to support the drive motors and transfer chutes. One transfer chamber, U2-3, is actually two separate small chambers connected with an ore pass. After each transfer, belt scrapers and a belt turnover are used to prevent debris from falling on to vehicles or pedestrians underneath.

Waste

Waste handling is an important part of the crush and convey system. Waste is stored in two waste holding areas on the haulage level. Each waste holding area has a truck dump capacity of 2,000 tonnes, for a total 4,000 tonne capacity. Waste handling through the crush and convey system is a batch process. Once switched to waste, material is crushed and conveyed to surface where a waste plow diverts material to a separate stockpile.

Emergency Egress (Alimak) and Refuge Stations

Refuge stations with fresh air, water, and supplies are spaced out throughout the underground workings. Over 120 persons can find safety at New Afton’s refuge stations at any given time.

In the event an emergency blocks the primary access to the mine (the conveyor decline), emergency egress is available through the VR5 fresh air raise. This raise is equipped with an Alimak elevator and a staging area to safely transfer all underground employees to surface.

Underground Dewatering System

Underground dewatering at New Afton consists of two vertical sumps located at the bottom of the B-1/B-2 development. Each sump has a capacity of approximately 240 m3 and its outflow is connected to a single dewatering system of three booster stations arranged along a 200 mm dewatering line. Groundwater inflow and mining water consumption adds 20 m3/h of water to the system. The system cycles three times every 24 hours and runs for

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approximately two hours each cycle. The dewatering system is fully automated. One of the two sumps is kept empty as 100% or 12 hour back up capacity, while the other handles incoming water. Maximum pumping rate of the system is approximately 150 m3/h.

Explosives Handling and Storage

There are two explosives magazines on site, one on surface and one underground. The surface magazine holds ANFO, bulk emulsion, and boosters. Development mining explosives and production explosives are held in separate areas. The underground magazine has four separate bays, capable of holding all types of explosives. Deliveries are received weekly and placed in the appropriate storage area.

Underground Maintenance Shops

All maintenance work can be performed underground in the 2,500 m2 maintenance shop. The shop consists of one high bay equipped with a 40 tonne overhead crane, three smaller bays, one welding bay, one parts storage bay, and an access drift. Up to six underground haul trucks can be simultaneously maintained in the large high bay. Oil and grease is stored in an adjacent bay equipped with a fire door and pumped throughout the shop to dispensing racks.

Fuel Bay

A single underground fuel bay is located adjacent to the haulage level. The fuel bay contains two 5,000 L fuel tanks each mounted on a cassette style mobile platform. The fuel tanks are placed inside a containment area equipped with an automatic fire door. Once per day the fuel cassette is loaded on to a multipurpose cassette carrier and driven to surface to be filled. In addition to fuel, the fuel bay has grease, washer fluid, and other supplies for employees to maintain their equipment.

Batchplant and Slickline

All concrete and shotcrete products used underground at New Afton are produced at the onsite batchplant. The truck mix style plant is operated by two employees per shift and can produce over 80 m3 of product per shift. Control of the plant is through a dedicated system that has pre-programmed recipes for each product required. Shotcrete and concrete

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products are delivered via 10 m3 concrete mixer to the slickline to be loaded into 4 m3 or 6 m3 underground transmixers.

The slickline is a 580 m long, 300 mm diameter vertical pipe that delivers concrete products from surface to underground. The base of the slickline is adjacent to the production and development areas. By using the slickline, travel time to and from surface is eliminated and wear and tear on underground transmixers is reduced. If required there also is a surface load out that underground transmixers can use, but it increases travel time significantly.

Compressed Air and Electricity

Compressed air is run throughout the mine and is supplied by compressors located near the portal. Electrical power is reticulated through the mine at 13.8 kV via a ring main system.

Communications

The New Afton Mine site runs a very extensive communication system that comprises of a Fibre Optics Network and a two way Tetra based radio system. This configuration enables New Afton to provide services such as Process Control, Business Data, Seismic Monitoring, CCTV, Security Access and Fire Alarm Network, and two way voice communication to each person on the mine site.

The network of fiber that links all of the surface buildings is installed on the surface power distribution pole structures that circles the property.  The loop is configured to be redundant and self-healing, which allows for a seamless flow of the business processes should there be a fault on a section of fibre. The surface fibre system receives power from our complex surface power-distribution system, coupled with an 8 hr run time uninterrupted power supply at each fibre hub/switch location so there will be limited interruption if there was a short power failure.

Site based two way radio communications is achieved by a Tetra based radio system operating in the 800 MHz frequency, a single surface antenna site, and multiple underground base station/repeaters through all areas of the mine. The system is a secure system in that the user of a hand held radio needs to log into the radio before it can be used to communicate with others on the mine site.

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The Tetra system is extremely flexible in that the user can make private user to user calls, group calls, and duplex calls to a landline. Tetra is a multi-channel system that enables each work group/area to maintain a channel of their own.

Ventilation Arrangements

The current ventilation layout at New Afton is a push-pull system with six vent raises to surface, three intake, and three exhaust. The intake shafts: VR5 (emergency egress), VR6, and VR7 are fitted with horizontally positioned 800 HP axial fans. The exhaust shafts: VR2, VR3, and VR4 are fitted with horizontally positioned 600 HP axial fans. The conveyor portal that is used as the primary egress of the mine also exhaust air from the mine.

The three parallel intake shafts supply approximately 1,150,000 cfm of air to the top of the access decline, where it is split into two sections. The air supplied by VR6 and VR7 (approximately 600,000 cfm) flows down the access decline and the air supplied by VR6 and VR5 (approximately 550,000 cfm) flows down to the fresh air intake. The conveyor decline exhausts approximately 200,000 cfm from the mine with the remainder flowing through the exhaust raises. Primary flows of the mine are monitored and tracked via the onsite distributed control system (DCS).

Development areas in the mine use auxiliary ventilation, while all major production areas are ventilated using flow through ventilation design. Temporary access areas such as apex and undercut levels use fans and vent ducting to ventilate while in use.

B-3 Ventilation Circuit

The B-3 ventilation circuit will feed from and exhaust into the existing mine ventilation circuit. B-3 will have fresh air delivered to the working area via the B-3 access ramp and the B-3 haulage ramp. Fresh air will flow through the haulage ramp and up a vertical raise into the undercut and apex access drifts. Apex and undercut strike drives will be fed from fans and ducting. The air will then flow into the footwall drive where it will meet the air coming down the B-3 access ramp. Flow continues to the east side of the B-3 footprint where it then flows across the extraction strike drives. B-3 exhausts up a vertical raise to the existing mine return air circuit.

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Groundwater Management

Pit Dewatering and Debris Stabilization

There are well sites positioned upstream of Afton Pit to reduce the amount of water entering the pit - these sites will continue to be maintained for the LOM to minimize water entering the underground workings once break-through occurs. Afton Pit has been drained of all significant water and mud volumes in order to reduce the risk of a mudrush into the underground workings emanating from Afton Pit. There are two wells and a surface sump at the bottom of Afton Pit to manage any remaining water that enters the pit. Once the cave breaks through into Afton Pit, the water will drain down through the cave into the mine, which will retire the pit dewatering system from service. All water recovered from the site dewatering systems is pumped to the New Afton TSF.

The LOM water balance for the mine indicates that there is an average of 23 m3/hr of water discharged from the mine. There is 10 m3/hr (44 USgpm) discharged with the ventilation air and 13 m3/hr (57 USgpm) pumped from the mine.

Mine Equipment

The current mine equipment fleet started with the equipment brought into service for the development of the mine access. The equipment fleet has been expanded over time to meet the requirements of the operation. There are over 70 pieces of major mobile equipment as shown in Table 16-7. In addition, there are light vehicles and personnel transport vehicles for a total of 113 mobile equipment units.

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Table 16-7 Major Mine Equipment List
New Gold Inc. – New Afton Mine

Type	Model	Quantity
Drill jumbo	Atlas Copco two boom	3
Drill jumbo	Sandvik two boom	3
Rock bolter	Atlas Copco Bolters	2
Rock bolter	Sandvik DS 310	4
LHD	Atlas Copco ST 1520	3
LHD	CAT R1600	10
LHD	CAT R2900G	2
Truck	Atlas Copco 5010	3
Truck	CAT AD45	5
Long hole drill	Sandvik DL 420 & 430	3
Backfill	Atlas Copco ST6 Rammer/Jammer	1
Explosives	MineCat Emulsion Loader	1
Explosives	Normet Anfo Loader	1
Concrete mixer	Marcotte Transmixers	2
Concrete mixer	Normet Transmixers	4
Shotcrete	Normet Sprayers	3
Utility	Normet Cassette Carrier	4
Utility	Normet Scissor Decks	1
Utility	Marcotte Scissor Decks	3
Utility	Marcotte Boomtruck	1
Utility	CAT R1600 Rockbreaker	1
Utility	Maclean Blockholer	1
Utility	CAT Dozer	2
Utility	CAT 140 M Grader	2
Utility	CAT TH407 Telehandler	4
Utility	CAT 930G IT Loader	5
Utility	Cat Skidsteer	2
Utility	MTI Personnel Carrier	1
Utility	Kubota Personnel Transporter	6
Utility	Kubota Tractor	5
Utility	Toyota Personnel Transporter	22
Utility	CAT Excavator	2
Utility	Volvo Loader	1

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Table 16-8   2014 Major Fleet Availability Averages

New Gold Inc. – New Afton Mine

LHDs	83.6%
TRUCKS	88.0%
DRILLS	80.5%
BOLTERS	84.0%
SPRAYERS	80.3%
TRANSMIXERS	74.8%

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17 Recovery Methods

The process plant has been in operation since mid-2012. Throughput in the process plant has been averaging above the nameplate of 11,000 tpd since early 2013. There is a mill expansion underway. Mill production is scheduled to eventually ramp up to 15,000 tpd after start-up and commissioning of the expansion planned to be completed in mid-2015.

The simplified flowsheet, including the expansion, is shown in Figure 17-1.

Grinding

Crushed ore from the underground mine is reclaimed from the surface stockpile by two 1.8 m × 11.0 m apron feeders located within the reclaim tunnel directly beneath the stockpile. The apron feeders discharge on to a 1.1 m wide conveyor belt which carries the ore into the mill grinding circuit.

The primary grinding circuit consists of an 8.3 m diameter × 4.0 m grinding length, 5,222 kW SAG mill in closed circuit with a single deck vibrating screen and a cone crusher. The cone crusher product discharges directly on to the mill feed conveyor, to be carried back into the SAG mill.

The secondary grinding circuit consists of a 5.5 m diameter x 9.8 m grinding length, 5,222 kW ball mill in a closed circuit with the grinding cyclopac. The SAG discharge screen undersize and ball mill discharge are pumped to the cyclopac, where the ore particles are classified by size. The cyclone underflow, containing the coarser ore particles distributes the slurry to the flash flotation cell, the primary gravity concentration circuit, and the ball mill. Both the SAG and ball mill circuit control is supported with an Expert control system.

Flotation

The grinding cyclone overflow flows by gravity into the rougher flotation circuit, which consists of six 100 m3 flotation tank cells in series. The concentrate from the rougher

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flotation cells is collected in launders and flows by gravity to the regrind circuit; the tailings from the final rougher cell is discharged into the tailings pumpbox.

The regrind circuit grinds the rougher flotation concentrate, to decrease the particle size to 80% passing 35 μm to 40 μm, prior to it being processed in the cleaner flotation cells. The regrind circuit consists of a 932 kW Vertimill in closed circuit with the regrind cyclopac. The underflow stream from one of the operating regrind cyclones is processed through a XD-40 Knelson concentrator, to recover liberated gold from the regrind circuit. The Knelson concentrate discharges to the 3rd cleaner concentrate pumpbox, where it is pumped to the concentrate thickener. The Knelson concentrator tailings are discharged back to the regrind cyclone feed pumpbox. The regrind cyclone overflow discharges into the cleaner flotation circuit and the tailings flow to the cleaner scavenger flotation.

Dewatering

Concentrate is pumped to the thickener, where the solids achieve an underflow slurry density of approximately 55% solids. The slurry is pumped to an agitated tank and subsequently pumped into one of the two filter presses, where the concentrate is dewatered to less than 8% moisture. The dewatered concentrate is discharged from the filter presses directly into the concentrate storage shed, before being loaded onto trucks and transported to the Port of Vancouver for shipping.

Mill Expansion Project

The mill expansion project, currently in the construction phase, will add a tertiary grinding circuit and additional cleaner flotation cells to the New Afton Mill. It is shown in Figure 17-1, as part of the process flowsheet.

The tertiary grinding circuit consists of a 2,237 kW regrind mill (Vertimill) in closed circuit with a cyclopac containing five 76 cm hydrocyclones. The cyclone overflow from the existing grinding circuit will be diverted to the tertiary cyclone feed pumpbox, and pumped to the cyclones. The cyclone underflow, containing the coarser ore particles, will flow by gravity into the Vertimill for additional grinding. The Vertimill discharge flows back into the tertiary cyclone feed pumpbox for size classification in the tertiary cyclopac. The cyclone overflow will report to the rougher flotation circuit.

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Three cleaner flotation cells will be added to the mill as part of the mill expansion project, to increase the cleaner flotation capacity. The existing regrind cyclone overflow will be diverted to three Woodgrove staged flotation reactors (SFR) cells, which will produce a 25% to 27% copper concentrate. The concentrate will be pumped to the concentrate thickener via the 3rd cleaner concentrate pumpbox. The SFR cell tailings will be pumped to the existing 1st cleaner cells for further recovery/cleaning. The SFR cells are expected to recover up to 50% of the copper minerals, thereby reducing the load on the existing cleaner circuit and allowing for higher processing rates.

2014 Production and Costs

Production and costs as reported by New Gold for December 2014, are summarized below in Table 17-1.

It can be seen that extra throughput made up for loss of recovery for both gold and copper.

The major recovery loss was due to coarser grind. This will generally be alleviated with the mill expansion project.

Processing costs were US$4.01 below budget YTD 2014.

Table 17-1   2014 Process Plant Production/Costs

New Gold Inc. – New Afton Mine

	December			YTD
Description	Actual	Budget	Variance	Actual	Budget	Variance
Ore Processed (000 t)	433	345	88	4,792	4,550	242
Gold
Head Grade (g/t)	0.83	0.85	(0.02)	0.81	0.83	(0.02)
Concentrate Grade (g/t Au)	20.08	22.09	(2.01)	21.29	21.47	(0.18)
Recovery (%Au)	80.90	84.10	(3.20)	83.40	85.29	(1.89)
Gold Production (oz)	9,325	7,931	1,394	104,589	104,137	452
Copper
Head Grade (% Cu)	0.98	0.93	0.05	0.94	0.94	0
Concentrate Grade (% Cu)	23.85	25.00	(1.15)	25.09	25.00	0.09
Recovery (%Cu)	81.50	86.08	(4.58)	84.90	86.86	(1.96)
Copper Production (000 lb)	7,596	6,067	1,528	84,515	81,753	2,762
Cost
Processing Cost (US$/t processed)	7.44	16.89	9.45	8.61	10.65	2.04

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RPA
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Mill Expansion Project
Tertiary Grinding
Tertiary Grinding Vertimill
Tertiary Grinding Cyclopac
Tertiary Cyclone Feed Pump
Rougher Flotation Cells
To Tailings Storage Facility
Tailings Pumps
Concentrate Storage
To Process Water Distribution
Filtrate Tank
Concentrate Thickener
Filter Press 1
Filter Press 2
Filter Feed Tank
Grinding Cyclopac
Underflow Distributor
Knelson Concentrator 1
Flash Flotation Cell
Ball Mill
Gravity Feed Screen
to Final Conc
to Regrind Pumpbox
Cyclone Feed Pumpbox
Cleaner Scavenger Flotation Cells
3rd Cleaner Flotation Cells
Final Conc. Pump
Final Conc. Pumpbox
Knelson Conc
1st Cleaner Flotation Cells
2nd Cleaner Flotation Cells
12,000t Ore Live Pile
Reclaim Feeder 1
Reclaim Feeder 2
Cone Crusher
Mill Feed Conveyor
SAG Mill
SAG Discharge Screen
Mill Expansion Project
SFR Cleaner Cells
No. 2 Knelson Concentrator
Regrind Vertimill
Regrind Cyclopac
Vertimill Reciculation Stand Pipe
Regrind Cyclone Feed Pump
Flash Conc.
Cln-Scav. Conc.

Figure 17-1

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Process Flow Sheet

March 2015

Source: New Gold Inc., 2014.

17-4

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18 Project Infrastructure

The New Afton Mine is in operation and has developed infrastructure to support the operations. The mine is immediately adjacent to Highway One some 10 km from the city of Kamloops. There is a paved road from the highway to the mine offices with a manned security gate near the office. There is a network of roads on the site to service the various mine facilities.

Site Services

There are administration and operating/technical offices at the New Afton site. There are security and first aid personnel at the mine and a first aid room and ambulance. Mine rescue personnel are available at the mine.

Potable water is brought in and fresh water is supplied from Kamloops Lake.

There is a concrete batch plant and a shotcrete batch plant on surface near the mine portal.

Electrical power

Currently, there is a 31.5 MW electrical power supply from BC Hydro. The power supply includes a connection to the Douglas substation. This consists of a 138 kV overhead line terminal at Douglas Street Substation and approximately 1.1 km of 138 kV transmission line. Initially, the line provided 10 MW capacity (May 2011) followed by an increase to 20 MW to 22 MW in September 2011 and lastly to 31.5 MW in April 2012.

The mill expansion and B-3 block cave will increase the power use on site from the current average 27.5 MW to the limit of 31.5 MW.

New Afton Tailings

The tailings streams from the rougher flotation and cleaner-scavenger flotation circuits are discharged into the tailings pumpbox, and pumped to the New Afton TSF.

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The New Afton TSF includes centreline-raise dams constructed with tailings sand cells on both upstream and downstream sides. The combination of rougher tails and cleaner-scavenger tails are discharged into the tailings pumpbox, and pumped to the New Afton TSF. The tails are processed through two hydrocyclone stages to generate the sand for the dam construction. The overflow from both cyclone stages is discharged within the tailings storage area, where water is reclaimed and returned to the concentrator.

The New Afton TSF was initially designed by Vector Engineering Inc. (Vector). The engineer of record (EOR) is now BGC Engineering Inc. Three existing starter dams—Dams A, B and C—provide containment along the west (Dam A and Dam B) and north (Dam C) sides of the New Afton TSF to store tailings pumped from the mill, as shown in Figure 18-1. The New Afton TSF is designed as a tailings and water retention dam with a low permeability till core/LLDPE geomembrane liner, filter zones downstream of the core, and cyclone sand upstream and downstream shells.

In 2014, the starter dams for Dams A, B, and C were raised by six metres and all three dams have correspondingly merged into a single dam. Dams A, B, and C will continue to be raised throughout the mine life to the current planned ultimate dam approximately two kilometres in length and up to 40 m high with a crest width of 10 m and a crest elevation of 5,765 m (mine grid).

The New Afton TSF is also contained to the south and southeast by the West Dam and South Dam, respectively. The South and West dams include a compacted till core and core trench constructed into till foundations, with upstream and downstream filters and waste rock shells. The South and West dams were built to their original ultimate containment elevation of 5,765 m (mine grid) between April 27, 2011 and November 8, 2011 under Vector’s direction as the EOR.

Pothook pit dam also provides tailings containment throughout the mine life and is located to the northwest of the New Afton TSF. The Pothook pit dam was constructed between October 8 and December 6, 2008 to an ultimate containment elevation of 5,730 m.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 18-2

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www.rpacan.com

N
Spill Pond
Mill
Open Pit
Reclaim Line
Tailings Line
Seepage Pond 3
Pothook Dam
Dam C
Dam B
Historic Afton TSF
Seepage Pond 2
New Afton TSF
Reclaim Barge
Seepage Pond 1
South Dam
Dam A
West Dam

0 200 400 600 800
Metres

Projection: Universal Transverse Marcator (UTM) - Zone 10
Datum: North American Datum 1983 (NAD83)

March 2015

Source: Image from Challenger Geomatics Ltd., 2014.

Figure 18-1

New Gold Inc.

New Afton Mine
Kamloops, British Columbia, Canada
Tailings Storage Facility

18-3

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19 Market Studies and Contracts

Markets

The principal commodities at New Afton are copper and gold in copper concentrates. Copper concentrates can be sold to a number of copper smelters or metal traders on a worldwide basis. Smelting and refining terms are generally similar and include treatment charges and smelting charges which are generally known and with penalty charges for contaminants such as arsenic and mercury in the concentrates. Penalty terms generally vary over a wider range than the treatment and smelting terms. Smelters enter into longer term frame contracts which cover a period of years.

Concentrates from New Afton are sold to smelters in China, Japan, India, and the Philippines.

For the 2014 Mineral Reserve estimate, New Afton used metal prices of $1,200/oz for gold, $3.00 per lb for copper, and an exchange rate of C$1.11:US$1.00.

Contracts

The New Afton Mine has a long list of contracts for goods and services required for the operation of the mine. The largest of those contracts cover the supply of tires, maintenance services, fuel, explosives, and concentrate haulage to the port at Vancouver.

New Afton has multiple contracts for the sale of concentrates so that concentrate sales can be managed to minimize penalties. The terms are consistent with typical smelter terms for copper concentrates. There are other contracts for the transportation of concentrates, port services in Vancouver and representation services related to concentrate analysis at delivery. New Afton does not engage in forward metal sales or hedging.

New Afton had also entered into and maintains a participation agreement with the Stk'emlupsemc te Secwepemc Nation (SSN) First Nation.

RPA is of the opinion that the contracts are consistent with industry norms.

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20 Environmental Studies, Permitting, and Social or Community Impact

New Afton is located on the historic brownfield Afton site. This closed site did not have any notable historic impacts that present risk to the New Afton operation. Progressive reclamation of historic sites such as removal of the historic mill, processing of historic waste, and reclamation of the historic bunker have been carried out by New Gold. Current New Afton operations have not caused any additional environmental effects, and environmental risks are considered to be adequately controlled.

New Afton achieved ISO14001:2004 registration in March 2013, and its Environmental Management System (EMS) outlines environmental management requirements. Environmental Management Plans were submitted as part of the application for Mines Act Permit M-229, and were updated and submitted as part of the 2013 Annual Reclamation Report in March 2014.

There is no solid waste disposal facility at the New Afton site, with all waste being removed from site via local contractors.

Project Permitting

New Gold does not expect environmental impact to vary during life of mine, as any risks are well understood and mitigation measures are in places to control these risks.   A list of permits which may impact surface waters is provided in Table 20-1.

New Afton has made changes to the sewage treatment plant (STP) to ensure ongoing compliance of this facility, however, some minor permit amendments will be required should the C-zone project proceed. These amendments include:

•	Air Emissions Permit 100223
o	An increase in ventilation requirements will trigger increased emission discharges and require an amendment to Permit condition 1.4.

•	Effluent Permit 100224
o	Additional groundwater and surface water monitoring requirements will likely be implemented and require an amendment to Permit condition 4.1.

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•	M-229 Permit
o	Subsidence monitoring, environmental monitoring, acid rock drainage/metal leaching (ARD/ML) potential, closure and reclamation planning will be covered in the amendment as well as authorizing the proposed underground workings.

New Gold currently has an application for an increased water allocation from Kamloops Lake. During initial permitting, New Gold requested a water draw of 298 m3/h on average, however only 139 m3/h was allocated. This has led to a water shortfall for managing the pond at the TSF. A minimum pond volume is required to ensure consistent operation of the water reclaim barge. In order to address this issue, an application for an average draw of 212 m3/h has been submitted.

Table 20-1   List of Permits

New Gold Inc. - New Afton Mine

Permit	Act (Authority)	Purpose
Effluent Permit 100224	Environmental Management Act (Ministry of Environment (MoE))	To allow discharge of sewage effluent and tailings.
Air Emissions Permit 100223 *	Environmental Management Act (MoE)	To allow the discharge of air and specifying particulate volumes for some exhausts. Authorized discharges include:
• Ore Reclaim Pile System
• Grinding Circuit
• Flotation Circuit
• Underground Materials Handling, Primary and Development Crushing
• Gas Heaters
• Miscellaneous Sources
Conditional Water Licence Apr12.20.10	Water Act (MoEt)	For authorization to license, store, divert, and use a volume of water from Kamloops Lake for New Afton mining purposes
Conditional Water Licence C047629	Water Act - MoE Water Stewardship Division	Permits water to be drawn from Hughes Lake and Alkali Creek
M-229 Permit	Mines Act	Approval of work system and reclamation program
New Afton TSF M-229	Mines Act (Ministry of Energy, Mines and Petroleum)	Amendment to the Permit approving work system and reclamation program (Approvals to construct a tailings storage facility)
Permit MX-4-563	Mines Act	Permits activities related to exploration on the mining lease
Quarry Permit CIM DIRECTIVE	Mines Act	To allow the construction of a quarry for TSF filter
Transport Canada - approval 2781.0001.0	Navigable Waters Protection Program	Application and Approval under the Navigable Waters Protection Act by NGI for Approval of the Intake located at Kamloops Lake in the Province of British Columbia.

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Permit	Act (Authority)	Purpose
Water Licence East Afton Facility	Water Act	To regulate water usage from Kamloops Lake
Water Treatment Plant Op Permit	Interior Health	To ensure that the plant is being operated compliant with Interior Health regulations
M-229 New Gold Permit Amendment Approving Increase in Mill Throughput Mar 25 2014	Mines Act	Approval of increase in mill throughput

* New Gold reports that it proposes an amendment of its air emissions permit to make it more aligned with the mine and to include a new tertiary grinding circuit.  The public notice for that amendment will be posted in March 2015 and it will include a 30 day consultation process.  The current Air Emissions Permit still allows New Afton to operate and has no expiry date.

There are currently no other permits that are in application for New Afton.

Compliance

New Gold has established control protocols to provide high regulatory and permit compliance performance. New Gold uses incident reporting software INX-InControl to track all incidents and corrective actions.

New Afton has had seven incidents that have been classified as regulatory non-conformances. These incidents have been closed with respect to the STP, with major upgrade being carried out to improve performance of the system.

Table 20-2   Non-compliance Incidents

New Gold Inc. - New Afton Mine

Date	Event
01-Nov-11	Two parameters required for monitoring analysis were not completed in Q1 and Q2 2011
11-May-12	STP sample results exceeded Effluent Permit 100224 criteria
13-Aug-12	STP sample results exceeded Effluent Permit 100224 criteria
13-Feb-13	Water treatments plant was in bypass mode without notification
20-Feb-13	Incorrect disposal of mercury containing pressure gauges
06-Jan-14	STP sample results exceeded Effluent Permit 100224 criteria
22-May-14	Potable water connection was installed without construction permit, as per Drinking Water Protection Act requirements

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Tailings Pond

The New Afton TSF has a design capacity of 53.3 Mt of tailings, and is managed as a zero discharge facility. The facility is constructed in a series of lifts, with the dam raises occurring approximately every two years. The design is intended to provide storage to the end of the subsequent construction season plus allow for six-month contingency storage. For 2014 and 2015, three-month contingency storage will be provided. Pond freeboard is determined based on the tailings storage capacity plus the inflow design flood including consideration of wind induced wave run-up.

The New Afton TSF is designed as a tailings and water retention dam with a low permeability till core/linear low-density polyethylene (LLDPE) geomembrane liner, filter zones downstream of the core, and cyclone sand upstream and downstream shells. The TSF will be raised in the centreline configuration and the use of cyclone sand for dam construction will provide additional storage for tailings.

Starter dams will be raised throughout the mine life and will merge into a single ultimate dam, approximately two kilometres in length and up to 40 m high with a crest width of 20 m and a crest elevation of 5,765 m (mine survey datum). The upstream sand shell will be 30 m wide, raised vertically, and supported upstream by a mixed zone of cyclone overflow sand and whole tailings at an approximate slope of 3H:1V. The downstream slope of the Ultimate Dam will also be 3H:1V.

Two different foundation conditions are present at New Afton, till and waste rock. Where till foundations are present, the dam will comprise a till core and where waste rock foundations are present, an LLDPE geomembrane liner will be used to provide containment. For dam sections on till foundation (Starter Dam A and part of Starter Dam B), a blanket drain comprising a two metre thick layer of coarse filter underlying a one metre thick layer of fine filter is required. Where waste rock foundations are present (part of Starter Dam B and Starter Dam C), the blanket drain comprises one metre thick layer of coarse filter underlying a one metre thick layer of fine filter. In all locations, the dam will include a chimney filter comprising a two metre thick fine filter zone located directly downstream of the compacted till core/LLDPE geomembrane liner.

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Dam fill placement will be done in stages that correspond with the tailings delivery schedule, and resultant cyclone sand production schedule. Organic soils and vegetation will be removed. Foundation preparation activities include common excavation and stripping and grubbing.

Waste Water Management

The operation does not discharge any waste water from site. An STP is operated to treat septic waste from washrooms and showers. The treated water is disposed of in the Site Water Pond, and is required to meet permit conditions in the British Columbia MoE Effluent Permit 100224. Water from this pond is pumped to the TSF, for recirculation within the milling process.

The New Afton water balance model (WBM) was updated in 2012, and data collection is underway to review the water balance model. The WBM update takes into account inputs for:

•	Tailings void losses
•	Ventilation losses
•	Underground dewatering
•	Underground water use
•	Mill process/reclaim water use
•	Mill fresh water use
•	Groundwater interception

The New Afton site water balance is shown in Figure 20-1.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 20-5

RPA
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N
disturbed runoff
4
concentrate water
1
ore moisture
13
ore losses
10
Kamloops Lake
139
potable (net)
0.5
dust control (seasonal)
4
112
23
Underground Mine
ventilation losses
10
13
Process Plant
tailings
918
reclaim
803
16
33
Existing Afton Pit
Pothook Pit
Pothook Lake
cycloned sand (void losses)
void leases (includes cycloned sands)
137
net tailings/pond
-24
Existing Afton TSF
Alkali Creek
Legend:
Note: Rates are in m³/h.
Groundwater flows
Groundwater interception well
Seepage pond

Figure 20-1

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Site Water Balance

March 2015

Source: New Gold Inc., 2012.

20-6

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Environmental Monitoring

New Gold conducts surface water, groundwater, air quality, and ARD monitoring at designated intervals. This monitoring is done in compliance with permits as well as any additional monitoring that is designated to be of value to New Gold. Monitoring stations presently encompass the following:

•	Air quality monitoring at 10 locations, of which four are required by permits
•	Surface water monitoring at 28 locations, of which 11 are required by permits
•	Groundwater monitoring at 17 locations, of which six are required by permits

Social or Community Requirements

New Gold is in good standing with the local Kamloops community, including local First Nations bands. New Afton has a signed Participation Agreement with the two local First Nations bands, Skeetchestn Indian Band (SIB) and Tk'emlups te Secwepemc (TteS). The Participation Agreement covers benefits to SIB and TteS through:

•	Environmental Matters
•	Human Resources, Employment, and Training
•	Education
•	Business/Contract Opportunities
•	Financial Considerations

Waste Rock

The operation manages all waste rock through disposal in the old Afton Pit, as per conditions in Mines Act Permit M-229. This is a designated Potentially Acid Generating (PAG) storage area and approximately 1.2 million tonnes of waste rock have been stored in this location to December 31, 2014.

Mine Closure Requirements

New Afton annually reviews closure cost estimates in conjunction with Klohn Crippen Berger (KCB), which also developed the New Afton Closure Plan in 2012. The total estimated cost

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for closure and reclamation as at December 31, 2014 is C$9,762,715 (New Afton ARO, 2014). A breakdown of the more significant activities/costs is as follows:

•	Disturbed areas (land reclamation): $3,700,310
•	Lump sum items (infrastructure demolition and removal): $5,019,558
•	Post-closure environmental monitoring: $1,079,563.

The methodology for determining this reclamation amount is by utilizing the Reclamation Costing Spreadsheet (Version 3.5.1, 2006) by the Ministry of Energy and Mines. This spreadsheet separates the mine into common categories of mine components/activities and/or reclamation activities. The annual review of closure costs are provided in the Annual Reclamation Report to the Ministry of Energy and Mines, as per Mines Act requirements.

The Closure Plan is to be updated every five years, with the next update to be completed in 2017. New Afton has provided a budget to allow required studies to be completed in the year prior to the Closure Plan update. This will allow New Afton to complete a rigorous update of the Closure Plan in conjunction with First Nations partners.

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21 Capital and Operating Costs

Capital Costs

The mine is in operation and the capital in the current LOM plan is for completion of the current mill expansion, sustaining capital, and the initial capital for the C-zone engineering studies and the historic Afton mill tailings work. The capital plan for the period from 2015 to 2023 totals US$275 million as detailed in Table 21-1.

Table 21-1   Capital Costs

New Gold Inc. – New Afton Mine

		FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	2020 to 2023	Total
Plant and Equipment	US$ M	22.7	8.2	25.6	16.2	7.1	19.9	99.6
Capital development	US$ M	32.1	33.6	30.4	26.1	17.8	-	139.9
Sustaining Capital	US$ M	54.8	41.8	55.9	42.3	24.8	19.9	239.6
Non-Sustaining	US$ M	-	-	-	-	-	-	-
Development C-zone	US$ M	-	-	-	-	-	-	-
Exploration (capitalized)	US$ M	-	-	5.3	-	-	-	5.3
Mill Expansion	US$ M	15.1	-	-	-	-	-	15.1
C-zone Studies	US$ M	7.5	1.6	6.2	-	-	-	15.3
Non-Sustaining Total	US$ M	22.6	1.6	11.5	-	-	-	35.7

Total Capital	US$ M	77.5	43.3	67.4	42.3	24.8	19.9	275.3

C-zone is not included in the Mineral Reserves, but work related to C-zone commenced in 2015 and underground development for C-zone is planned to commence in 2017.

Capital cost estimates are based upon operating experience, current costs for mine development, engineering studies for the planned mill expansion, and C-zone engineering studies. Capital costs are based upon an exchange rate of 1.25:1 (C$:US$).

Operating Costs

The New Afton operating costs for December 2014 YTD are shown in Table 21-2 and the LOM operating costs for the period 2015 to 2019 are shown in Table 21-3. The 2014 costs were under budget for both total costs and unit costs. The lower operating cost experience

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was favourably impacted by the actual exchange rate for 2014 of 1.10:1 (C$:US$) compared to the budget exchange rate of 1.05:1 (C$:US$).

Table 21-2   December 2014 YTD Operating Costs

New Gold Inc. – New Afton Mine

Area	Units	Actual	Budget	Variance
Mining	US$/t	6.00	6.67	90%
Processing	US$/t	8.61	10.65	81%
G&A	US$/t	2.70	3.83	70%
Other	US$/t	0.04	0.21	19%
Total	US$/t	17.35	21.36	81%
Exchange Rate	C:US	0.91	0.95
Operating Costs Normalized to 1.25 (C$:US$) FX
Mining	US$/t	5.27	5.62	94%
Processing	US$/t	7.57	8.97	84%
G&A	US$/t	2.37	3.23	74%
Other	US$/t	0.04	0.18	20%
Total	US$/t	15.25	17.99	85%

The exchange rate used in the LOM plan was 1.25:1 (C$:US$). The LOM operating costs increase with the operation of the B-3 block as the B-3 ore will be trucked from the haulage level up to the existing gyratory crusher.

Table 21-3   LOM Unit Operating Costs

New Gold Inc. – New Afton Mine

Area	Units	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019
Mining	US$/t	6.0	5.8	6.6	6.6	7.2
Processing	US$/t	8.6	8.4	9.2	9.1	9.4
G&A	US$/t	2.8	2.6	2.8	2.7	2.7
Inventory Change	US$/t	-0.2	0.0	0.0	0.0	-0.2
Royalties & Taxes	US$/t	0.3	0.3	0.3	1.2	0.9
Other Cash Costs	US$/t	1.8	1.8	1.9	2.1	1.4
Total	US$/t	19.3	18.8	20.7	21.7	21.4

Manpower

The LOM manpower forecast is shown in Table 21-4.

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Table 21-4   LOM Manpower Level

New Gold Inc. – New Afton Mine

Area	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020
Mining	272	276	281	297	277	256
Processing	133	128	129	129	130	130
G&A	44	43	42	42	42	42
Total	449	447	452	468	449	428

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22 Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22 – Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that New Gold is a producing issuer, the New Afton Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 Adjacent Properties

Several properties have been mined within the Iron Mask batholith complex which is a multi-phase plutonic body exposed in a southeast-trending belt measuring 34 km long by 5 km wide. The New Afton deposit is located approximately mid-way along this belt. Other properties that have been mined include the Galaxy underground mine and the Ajax East and Ajax West open pits, all three of which are located east of New Afton.  The Ajax property is owned by KGHM International Ltd., which is currently working towards development of a new open pit mine and processing facility located on the historic Ajax mine site.

In RPA's opinion, New Afton is the principal mining project in the immediate district.  RPA has not verified the information presented here on the adjacent properties.  Information regarding mineralization at adjacent properties is not necessarily indicative of mineralization at New Afton.

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24 Other Relevant Data and Information

C-zone Block Cave

Introduction

A study of the potential to exploit the C-zone via block cave mining has been completed by New Gold and the results of the study are presented here as they are considered relevant to the mine and to this Technical Report. RPA considers the study to be at a scoping study level and the study does not include the conversion of any Mineral Resources in the C-zone to Mineral Reserves. New Afton has prepared a LOM plan with production from the C-zone Mineral Resources. RPA is of the opinion that the key element remaining to be confirmed for the C-zone is the mitigation of the potential impact of the surface subsidence on the historic Afton mill tailings impoundment. Conceptual plans for stabilization have been prepared and there is continuing testwork to refine the concepts and to consider alternatives for stabilization of the historic Afton mill tailings.

Summary

Block caving is considered to be the most economical method for mining the C-zone. New Afton commissioned a mining study in 2014 in conjunction with an exploration drill program designed to upgrade the block cave resource to Indicated Mineral Resource and to determine the potential limits of the deposit to the west.

The C-zone is a continuation of the New Afton copper gold-deposit as it extends along strike and down plunge from the current Main Zone reserves being mined. The Measured and Indicated Mineral Resource in the C-zone, as of September 15, 2014, is estimated to be 35.3 Mt at 0.81 g/t Au, 2.0 g/t Ag, and 0.90% Cu containing 916,000 ounces of Gold, 2.3 million ounces of silver, and 703 million pounds of copper. These Mineral Resources are a portion of the December 31, 2014 New Afton Mineral Resources which are described in Section 14 of this report. The general surface layout is shown in Figure 24-1 and a long section through the cave blocks is shown in Figure 24-2.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 24-1

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MINE INFRASTRUCTURE
AFTON PIT
WASTE DUMP
EMBANKMENT
B-3
C Zone
Lift 1
BLOCK CAVE B1 & B2 ZONE
BLOCK CAVE B3 ZONE
BLOCK CAVE C ZONE
WASTE DUMP
POTHOOK PIT
SEEPAGE POND
HISTORIC AFTON TSF
NEW AFTON TSF
HISTORIC AFTON TSF DAM FOOTPRINT
POND
SEEPAGE POND
EMBANKMENT
ALKALI CREEK DIVERSION CHANNEL
0 250 500 750 1000
Metres

Figure 24-1

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Mine Area Plan View

March 2015

Source: New Gold Inc., 2014.

24-2

RPA
www.rpacan.com

Looking North
Lift 1
B3
C-Zone

Figure 24-2

New Gold Inc.

New Afton Mine
Kamloops, British Columbia, Canada

Block Cave Outline Relative to the Existing Open Pit

March 2015

Source: New Gold Inc., 2014.

24-3

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The scoping study relates to the economic potential of the C-zone Mineral Resources at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The reader is cautioned that a scoping study is preliminary in nature and accordingly subject to a high degree of uncertainty. A preliminary and/or definitive feasibility study will be required to further evaluate the C-zone project's economics.

The C-zone section of the New Afton Mine is planned to provide a 21.5 Mt extension of the existing mine. Development, production, and materials handling strategies will be similar to those currently in use. The C-zone block cave is planned to be taken at an elevation of 4,520 m, 550 m below the current mining elevation and 390 m below the planned B-3 block cave elevation.

If New Gold elects to develop the C-zone, it is expected that development will commence in 2017, with the main access ramps being completed by the end of 2020 followed by development of the production levels in the period 2020 to 2025. Production in C-zone would begin in early 2023, reaching full production of 15,000 tpd by mid-2024 and continuing at this rate until late 2027. Over a four-year period from 2024 to 2027, C-zone is expected to average 107,000 ounces of gold and 77 million pounds of copper annually. C-zone will yield a total of 522,000 ounces of gold and 377 million pounds of copper over the production period

The C-zone development will include the installation of a new gyratory crusher and an extension of the conveyor system to surface. Mining equipment from the current operation, replaced and refurbished as necessary, will be used and the material will be processed in the existing plant, which is currently being expanded to a nameplate capacity of 14,000 tpd.

Tailings from the C-zone will be placed in the existing New Afton TSF which will require that the perimeter dam height be increased by approximately twelve metres above the previously planned ultimate height.

From subsidence assessments, the potential mudrush risk from the historic Afton mill tailings was identified as a major consideration to be managed and mitigated. The preferred mitigation option is to dewater and stabilize the existing historic Afton mill tailings. This

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would be accomplished by pumping the water and implementing a wick drain program. This is a method typically used to stabilize unconsolidated ground and soils.

The estimated preproduction capital cost for the C-zone is $349 million and the total project capital is $460 million. The estimated operating cost is $19.23/tonne. The key project parameters, based on a foreign exchange rate of 1:25:1 (C$:US$), are shown in Table 24-1.

Table 24-1   C-zone Key Metrics

New Gold Inc. – New Afton Mine

Production	Units	Value
Tonnes mined and processed	Mt	21.5
Mine life (including production ramp-up)	years	5
Mill throughput (average)	tpd	15,000
Mill throughput (annual)	Mtpa	5.5
Average grades
– Cu	%	0.80
– Au	g/t	0.76
– Ag	g/t	1.8
Costs
Average operating cost at steady state	US$/t	19.23
Project capital cost	US$ M	349.6
Sustaining capital	US$ M	101.4
Closure Allowance	US$ M	8.9

Mineral Resource Estimate

The Mineral Resource estimate and the underlying work are described in Section 14 of this report and the C-zone Mineral Resources are a part of the New Afton Mineral Resources. The C-zone Mineral Resources applied to the C-zone Scoping Study are summarized in Table 24-2.

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Table 24-2   C-zone Mineral Resource Estimate as of

September 15, 2014

New Gold Inc. – New Afton Mine

Category	Tonnes (Mt)	Metal Grade			Contained Metal
		Copper	Gold	Silver	Copper	Gold	Silver
		(%)	(g/t)	(g/t)	(Mlb)	(koz)	(koz)
Measured	0.9	1.07	0.94	1.7	22	28	51
Indicated	34.4	0.90	0.80	2.0	681	888	2,253
Measured and Indicated	35.3	0.90	0.81	2.0	703	916	2,302
Inferred	8.0	0.60	0.51	1.6	100	124	389

Mineral Reserve Estimate

There are no Mineral Reserves in the C-zone. All of the discussion of production from the C-zone is based upon expected conversion of Mineral Resources to Mineral Reserves, however, the planned production is not from Mineral Reserves.

The term “ore” as used in this section does not mean that there are Mineral Reserves in the C-zone. The potential production described in this section is not from Mineral Reserves.

Mining Operations

If New Gold elects to proceed with the C-zone development, the project would be a 21.5 Mt extension of the existing block caving operation. The same development, production, and materials handling strategies currently used at New Afton will be employed for the C-zone. The C-zone block cave is planned to be taken at an elevation of 4,520 m, 550 m below the current mining elevation and 390 m below the planned B-3 cave elevation (Figure 24-2).

Development for C-zone would begin in 2017, with the main access ramps being completed by the end of 2020. Development of the production levels would begin in 2020 and be completed early in 2025, when the final production drawbell is completed. A total of approximately 22 km of drifting is planned over the life of the C-zone.

Production in C-zone would begin in early 2023, reaching full production of 15,000 tpd by mid-2024, at which time there would be an adequate number of drawbells to sustain the planned production rate. Production would continue at 15,000 tpd throughout the life of C-zone, until late 2027, for a total mine life of approximately five years, including the production ramp-up period.

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Mining equipment from the current operation would be used for the C-zone development and production. Equipment refurbishments and replacements are planned as required, given the age of the fleet at that time. Additional truck and development equipment purchases have been planned in 2017-2018 to accommodate development, with rebuilds for production and service equipment planned for 2021-2023.

Staffing levels for New Afton’s C-zone will fluctuate during the course of C-zone development, with a larger workforce (425 persons) required during years of heavy underground development (2021-2023) and a steady-state production workforce of approximately 350 required through the production period (2023-2027).

C-zone Mine Design

Main infrastructure drift development in C-zone will be 5.0 m wide by 5.8 m high. Mill feed will be conveyed to surface via a 5.0 m wide by 6.0 m high conveyor drift that will tie into the existing conveyor system. Production levels will be developed at 4.2 m wide by 4.2 m high, the minimum requirements to operate the 5 m3 LHDs.

Geotechnical and CAvability

The geotechnical core logging program utilizes Bieniawski’s RMR 76 and RMR 89 systems. Ongoing statistical analysis of the geotechnical data is processed, along with RMR block models, to estimate the expected rock mass conditions for C-Zone mining.

It is expected that the C-zone will have slightly higher RMR values than are typically seen at New Afton and will relate closely to the rock mass properties observed in the west cave.

Unconfined Compressive Strength (UCS) testing within the C-zone area is currently in progress using 50 samples collected during the 2014 exploration program. These results will allow for comparisons with the current west and east cave mining and will aid with ground support design and geotechnical model calibrations.

The core logging database indicates that the C-zone mining footprint and draw column area is moderate to low strength, with variable levels of microfracturing and a slightly wider joint spacing than the east and west caves. It is expected to have a fragmentation performance similar to the west cave footprint.

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As part of the C-zone study, Itasca was commissioned to complete a numerical model using FLAC3D and REBOP to estimate cave dilution entry (Itasca, 2014c). To test for ultimate external dilution entry and dilution sources the Itasca model also simulates cave breakage and ore column flow. The FLAC3D modelling carried out as part of the study suggests that the proposed C-zone block cave is sustainable at its current planned draw rates, extraction sequence, and footprint size.

Mine Design

A number of studies (Itasca, 2014a, b) have been completed by the Itasca group to verify the various parameters and criteria for the mine design and block caving of the deposit. These studies included assessing the hanging wall stability to verify the dilution assumptions, caving potential, and the draw height optimization (Itasca, 2014c). Other evaluations completed by Itasca included updating the subsidence model (Itasca, 2014d) with the site observations and underground mine to provide predictions of the mining induced subsidence at the bedrock surface and assessing the potential for pre-existing faults to open, and the related change in fracture aperture, at the periphery of the cave using a 3D conceptual discontinuum model.

The mine design for the C-zone was developed using the PCBC software which is used for all of the mine design and planning at New Afton. The selection of the extraction level was completed using a sensitivity analysis of the footprint elevation to the PCBC predictive Net Present Value (NPV). The PCBC predicted NPV does not take into consideration development or capital costs. Considering the development and capital costs, the 4,510 m and 4,520 m elevations demonstrated nearly identical predictive NPVs. The 4,520 m was selected to minimize development required while maintaining value.

There are no Mineral Reserves in the C-zone and the mine design and mine production are all based upon the Mineral Resources. The Mineral Resources included in the C-zone Scoping Study mine plan are summarized by category in Table 24-3. Dilution and Inferred Mineral Resources have been included in the mine plan.

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Table 24-3   Mineral Resources in C-Zone Mine Plan

New Gold Inc. – New Afton Mine

	Tonnes (M)	Cu (%)	Au (g/t)	Ag (g/t)
Measured Mineral Resources	0.74	0.81	0.73	1.49
Indicated Mineral Resources	19.42	0.79	0.75	1.81
Inferred Mineral Resources	0.68	0.79	0.77	1.84
Internal Dilution	0.67	0.81	0.80	1.83
Total	21.51	0.79	0.75	1.80

The HOD for each drawpoint defines the material that will be drawn from the drawpoint and includes the material within that height and within a defined draw cone. The HODs for each drawpoint were determined by PCBC, the maximum height was set to 350 m, and the minimum was set to 50 m. Figure 24-3 demonstrates the HODs throughout the C-zone cave footprint.

The C-zone extraction level plan is shown in Figure 24-4. In this zone, there are four access drives, but only three with drawpoints on each side. The cave is narrower than the B-3 and Lift 1 caves and this may pose difficulties in getting the cave operating. In addition, the reduced number of accesses increases the production risk if some part of an access is lost due to poor ground conditions.

The PCBC parameters for the C-zone are summarized in Table 24-4. The draw cone name defines a shape of draw cone based upon finely broken material. The factors used for the C-zone are consistent with the Lift 1 operation and the B-3 plans.

Table 24-4   C-zone PCBC Parameters

New Gold Inc. – New Afton Mine

Inter-drawpoint Spacing (m)	11.7 m
Draw Cone Name	Fine2
Min & Max HOD (m)	50 m & 350 m
Mixing Model	Vertical
Layout	Straight-Through
Elevation (Mine Grid m elev.)	4,520
Percent Fines (%)	60%
Mixing Horizon (m)	75m
Mixing Cycles	2

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05	06	07	08	09	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34
P	N																50	50	50	50	50	50	50	50	50	50	50	50			
P	S			50	50	50	50	50	50	50	170	190	220	230	220	190	200	270	350	350	350	300	300	310	320	50	50	50	50		
Q	N			200	50	50	50	50	170	210	230	210	240	260	260	270	290	310	350	350	350	350	350	350	350	350	350	350	350		
Q	S		220	240	250	250	230	210	220	250	280	290	290	310	340	330	340	350	350	350	350	350	350	350	350	350	350	350	350	350	
R	N		210	240	250	260	250	260	270	290	300	320	330	330	350	350	350	350	350	350	350	350	350	350	350	350	350	350	340	250	
R	S			190	230	250	250	240	260	270	280	300	320	330	350	350	350	330	350	350	350	350	350	350	350	350	350	250	210	190	
S	N			110	170	220	230	220	240	260	260	250	300	320	330	320	310	300	290	320	320	350	350	350	270	50	180	170	160	50	
S	S						100	180	200	220	230	240	220	230	260	280	290	280	280												

Figure 24-3

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

C Zone HOD

Source: New Gold Inc., 2014.

March 2015

24-10

RPA

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RPA
www.rpacan.com

N
Exhaust Drift
Extraction Access 1
Exhaust Drift
Footwall Drive
Extraction Access 2
Extraction Access 3
FWD Access to Haulage
0
50
100
150
200
Metres
Legend:
Ore Pass
Vent Raise
New Gold Inc.
New Afton Mine
Kamloops, British Columbia, Canada
C Zone Extraction Level Plan
March 2015
Source: New Gold Inc., 2014.

Figure 24-4

24-11

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C-zone Subsidence and Potential Impacts

Understanding the potential interactions between the subsidence associated with the C-zone underground mine and surface infrastructure is a critical part of the study evaluation. Itasca was retained to provide modelling and characterization of the subsidence impacts from the underground mine. Their analysis provided a statistical summary of the predicted hypothetical fracture apertures and areal extents as a result of the subsidence from the mine. The analysis also provided key inputs to the mine and geotechnical engineers for their assessments of the subsidence potential and its impact of settlement and cracking on the New Afton TSF and the historic Afton mill tailings.

A key risk associated with development of the C-zone block cave is the potential for a “mudrush” into the mine from the surface tailings facilities if the surface subsidence from the cave impacted upon tailings structures.

Various geotechnical consultants were engaged to characterize the magnitude and extent of the subsidence, the potential impacts associated with the subsidence on the surface tailings facilities, and the corresponding mitigation or monitoring proposals.

Characterization of Subsidence

The principal objectives of this study were to calibrate the FLAC3D model to observed surface displacement and assess expected mining induced subsidence at the bedrock surface as a result of C-zone.

The New Afton FLAC3D model used for previous subsidence studies was updated based on new information on the geology, structural geology, and material properties provided to Itasca by New Afton personnel. The model then was calibrated to observed surface displacement as accurately as possible before conducting forward modelling to estimate the mining-induced surface subsidence profile.

The following conclusions and recommendations are drawn based on the results from this study:

•	In order to reproduce the shape, magnitude, timing, and location of the measured subsidence, a new way of initializing the stress state in the model was developed to allow representation of a heterogeneous stress state.

•	It has proven difficult to simulate initial cave break through outside of the projected footprint of the cave as observed on site. This may be due to limitations

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inherent to the continuum code FLAC3D or to a lack of understanding on how the subsidence at bedrock surface propagates through the thick overburden. It is believed that the discrepancy between the model output and the measured subsidence will reduce over time.

•	A reasonable match between observed and modelled subsidence was achieved.

•	TDR breaks and limited seismic data also showed a reasonable correlation between the field observations and the cave growth modelled with FLAC3D.

•	The model suggests that no major displacement at the bedrock surface is expected in the area underneath the New Afton TSF. However, the historic Afton mill tailings facility dam is offset from the cave but is within the subsidence zone where major displacements are anticipated.

•	The stability of the overburden overlying the bedrock was outside of the scope of the Itasca model and should be assessed to determine potential impacts on the New Afton TSF.

•	The bulking factor plots showed that damage to the rock mass extends further along weak units. The damage extends even further to the north and south of the cave, broad side, because it is less confined.

•	The bulking factor plots also suggest that faults outside of the mobilized zone are affected by the cave growth. This is in accordance with Itasca’s parametric study of the potential for mining induced crack opening outside of the mobilized zone carried out with 3DEC for New Afton Mine (Itasca, 2014a).

•	It is important to note that the lithologies, mechanical properties, and structural geologic information are not well defined outside of the mine’s footprint. Consequently, the model is less reliable as the distance from the cave footprint increases.

Modelling of Bedrock Fracturing

Itasca was tasked with conducting a model that could simulate possible opening or separation along pre-existing planes of weakness (faults, joints, shears) within the rock mass in the vicinity of the New Afton and historic Afton mill TSF. The 3DEC discontinuum code was selected for this purpose as it has the ability to represent highly discontinuous media such as faulted rock masses. The purpose of the simulation was to assess the probability and magnitude of fracture mobilization and aperture change at various depths and lateral distances from the cave.

Only the rock mass was represented in the conceptual model. The effect of the overburden was not included and faults were represented as fully continuous and perfectly planar (Itasca, 2014a). In the absence of solid structural geologic information in the area

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surrounding the cave and the tailings facilities, a conservative approach was taken and used in the various model assumptions and inputs. Three distinct closely spaced continuous planar fault/joint sets were introduced with zero cohesion and tensile strength properties. Furthermore a conservative cave bulking factor of 25% was applied to allow for high void ratios and permit maximum aperture opening within the model fabric.

The following conclusions are drawn based on the results from this study:

•	Changes in aperture are recorded at a greater distance on the broad (south) side of the cave than on the confined (west) side of the cave.

•	As confinement (depth) increases, fracture openings are confined to an area closer to the footprint.

•	The analyses showed that fracture aperture increases of more than 0.1 m occurred past 100 m except for on the south cross-section where a single fracture aperture increased by 0.1 m past 400 m.

Materials Handling

The materials handling study compared four different options. The baseline case is a repetition of the current design which includes a truck haulage level with a gyratory crusher. The options considered were:

•	A grizzly level and collection level instead of a haulage level and gyratory crusher.

•	Dual jaw crushers on the extraction level.

•	Extraction level grizzlies and a collection level.

The baseline option which utilizes LHDs and haul trucks to load material from the ore passes to a gyratory crusher and conveyor to surface was considered the best alternative.

Further studies are planned to refine the chosen materials handling option for the C-zone. These include truck loading chutes to replace the LHDs on the haulage level, run-of-mine conveyor options to replace haul trucks, and the use of electric haulage equipment to replace diesel equipment on the haulage level.

Metallurgical Testing

A first phase metallurgical testing program in 2014 was designed to confirm the amenability of the new zone with the existing concentrator and was successful, as described in Section

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13 of this report. A total of 875 kg of core was sent to ALS Laboratories in Kamloops, British Columbia, Canada for metallurgical evaluation (ALS, 2014). The Master Composite graded 0.86 g/t Au and 0.86% Cu, close to the target grade of 0.87 g/t Au and 0.83% Cu (based on the resource), with a sulphur grade of 1.6% and 150 ppm As.

Chalcopyrite is the dominant sulphide, followed by pyrite. The pyrite-to-chalcopyrite ratio is suitable for pyrite rejection in the existing circuit. Most of the copper is in chalcopyrite; however, bornite is the secondary copper sulphide. No native copper was located and galena and sphalerite are present in minor quantities. Tennantite/enargite is present in most of the samples. Arsenopyrite was not present. This indicates that the arsenic is associated with copper. Efforts to reject or depress the arsenic will decrease the overall copper recovery.

Non-sulphide gangue generally occurred as feldspar, and varied from 23% to 52% of the sub-composite samples. Other gangue minerals included muscovite, quartz, chlorite, and carbonates.

The test program found that given the majority of the C-zone mineralization is hypogene, the recoveries for copper and gold will be similar to those achieved at the current New Afton operation. For the Master Composite, recovery of 90.4% copper and 86.1% gold by locked cycle testing was demonstrated. The variability testing conducted on the sub-composites indicated that this would be the case for ranges from 0.2% CuEq to 2% CuEq and 0.6 g/t Au to 1.6 g/t Au.

The estimated copper recovery is 86% to a copper concentrate grading 26% copper and the gold recovery is 86% to the copper concentrate grading 25 g/t gold.

Process Flowsheet

The material from the C-zone block cave is expected to be processed in the New Afton plant.   The plant is described in detail in Section 17.

The C-zone feed is planned to be processed at a rate of 15,000 tpd, which is higher than the 14,000 tpd name plate capacity (after the current expansion). New Afton plant performance has exceeded the name plate capacity and RPA considers the planned production rate to be reasonable.

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Tailings Disposal

The New Afton TSF was constructed in 2011 and operations commenced in 2012 with the completion of the mill. The New Afton TSF is designed as a tailings and water retention dam with a low permeability till core/LLDPE geomembrane liner.

The total tailings estimated from LOM operations, including the C-zone, will require approximately 63 Mt to be stored. A number of potential tailings sites for New Afton were assessed as TSF options and, as a result of these assessments, it was recommended to expand the current New Afton TSF for the LOM storage including the C-zone. Alternate sites assessed were viable but not recommended due to costs, technical risks, and community impacts.

The New Afton TSF expansion requires a raise of approximately twelve metres above the current planned ultimate crest elevation of 5,765 m (mine grid) to accommodate the additional tailings associated with the additional material from the C-zone. The New Afton TSF is shown in Figure 24-5.

Infrastructure

Mine Dewatering

The LOM water balance for the mine indicates that an average of 23 m3/hr of water will be discharged from the mine. There will be 10 m3/hr (44 USgpm) discharged with the ventilation air and 13 m3/hr (57 US gpm) will be pumped from the mine.

Power

To accommodate C-zone power requirements, power supply from BC Hydro to New Afton will be increased. In house estimates have projected the cost to be approximately $12 million for regional system upgrades (covered by bond). Further details will be provided in the next phase of study, leading to a system impact study by BC Hydro, planned for 2017.

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RPA
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N
Spill Pond
Mill
Open Pit
Reclaim Line
Tailings Line
Seepage Pond 3
Pothook Dam
Dam C
Dam B
New Afton TSF
Historic Afton TSF
Seepage Pond 2
Reclaim Barge
Seepage Pond 1
South Dam
Dam A
West Dam

0 200 400 600 800
Metres

Projection: Universal Transverse Marcator (UTM) - Zone 10
Datum: North American Datum 1983 (NAD83)

March 2015

Source: Image from Challenger Geomatics Ltd., 2014.

Figure 24-5

New Gold Inc.

New Afton Mine

Kamloops, British Columbia, Canada

Surface Layout and Tailings Areas

24-17

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Environmental Issues

The C-zone will require a mining permit amendment. The key issue related to the C-zone is considered to be the stabilization of the historic Afton mill tailings in case the cave subsidence breaks into the old tailings facility.

C-zone development and Production Forecast

The C-zone development is planned to be completed by company crews, which is consistent with the current operating philosophy at the mine and with the development of the Lift 1 block cave and the planned B-3 block. The existing equipment fleet would be used for the development. The expected development schedule is summarized in Table 24-5.

Table 24-5   C-zone Development Schedule

New Gold Inc. – New Afton Mine

	(metres)
	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Access Decline	859	899	899	216	-	-	-	-	-	2,874
Apex Development	-	-	-	-	635	1,439	-	-	-	2,075
Conveyor/Crusher	500	1,462	1,488	919	623	257	-	-	-	5,249
Miscellaneous	169	281	221	313	742	1,057	-	-	-	2,782
Extraction	-	-	-	309	2,236	209	1,085	1,165	209	5,212
Footwall	-	-	-	464	1	267	-	-	-	732
Undercut	-	-	-	-	430	1,736	-	-	-	2,166
Ventilation	-	-	-	338	709	204	-	-	-	1,252
Total	1,528	2,642	2,608	2,559	5,376	5,169	1,085	1,165	209	22,341

The expected mine production schedule based on commencement of commercial production from the C-zone in early 2023 is summarized in Table 24-6. RPA notes that it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as Mineral Reserves, and there is no certainty that the production schedule with the inclusion of the C-zone will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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Table 24-6   Production Schedule

New Gold Inc. – New Afton Mine

Year	t (000)	Cu (%)	Au (g/t)	Ag (g/t)
2023	1,437	0.65	0.50	1.83
2024	4,841	0.73	0.69	1.81
2025	5,475	0.78	0.77	1.85
2026	5,475	0.89	0.87	1.96
2027	4,279	0.82	0.75	1.53
Total	21,507	0.80	0.76	1.80

Capital Cost Estimate

The project capital cost estimate for the underground mine development, capital equipment, and supporting infrastructure for the C-zone was prepared using actual as-built data and based on information from recent construction costs. The capital cost estimates and requirements for the TSF were prepared by the design consultants for the New Afton TSF and the historic Afton mill tailings stabilization.

Total pre-production capital for the C-zone is $350 million, with pre-production being defined as all spending prior to production output from the first drawbells (2015-2022). Total cost for the C-zone project is approximately $460 million. The breakdown of spending and contingency values associated with the total costs for the C-zone project is detailed in Table 24-7. All values used for capital costs are undiscounted 2015 US dollars with an exchange rate of C$1.25=US$1.00.

Table 24-7   C-zone Capital Forecast

New Gold Inc. – New Afton Mine

		2015	2016	2017	2018	2019 to 2028	Total
Development	$M	-	-	9.9	17.1	115.3	142.3
Equipment	$M	7.2	1.5	7.7	27.1	124.7	168.2
Contingency	$M	0.9	0.2	2.2	5.6	30.2	39.1
Total Initial Capital	$M	8.1	1.7	19.8	49.8	270.2	349.6
Sustaining	$M	-	-	-	-	101.4	101.4
Closure	$M	-	-	-	-	8.9	8.9
Total	$M	8.1	1.7	19.8	49.8	380.5	459.9

Operations labour costs are based on current operations, shift employees working two 11-hour shifts on a continuous system. The technical and managerial staff will work a conventional five-day week.

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Approximately US$101 million of capital will be required over the mine life to sustain the mining of C-zone, extend certain underground services, replace mobile equipment, and expand the tailings areas.

The incremental cost of closure for New Afton as a result of the historic Afton mill TSF was estimated to be US$6 million. There will also be some incremental cost of closure associated with the expanded New Afton TSF due to a larger surface area. This cost is estimated at approximately US$4 million. The majority of this is scheduled to be spent in 2028.

Operating Cost Estimate

Operating costs for the C-zone were compiled during the New Afton 2015 budgeting processes, which occurred during Q3-Q4 2014. The annual operating costs generated for C-zone mining were independently derived from each department – mining, processing, and administration – based on New Afton actuals and any known increases to consumable or labour costs over the duration of the mine life.

The costs are highest once mining ceases in the upper lifts at New Afton and prior to the C-zone reaching full production capacity (2024), as overhead costs are high, relative to the tonnage produced during the ramp-up stage.

For the purpose of this study an average operating cost of US$19.23 per tonne (based upon an exchange rate of C$1.25:US$1.00) over the course of C-zone mining has been used. This average operating cost per tonne has been broken down according to Table 24-8.

Table 24-8   Operating Cost Breakdown

New Gold Inc. – New Afton Mine

Area	Cost (US$/t)
Mining	6.88
Processing	9.55
G&A	2.80
Total	19.23

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Marketing and Transportation

Marketing and sales agreements that have been negotiated for New Afton concentrates will be applied to the C-zone production. Sales terms and conditions are in place and detailed in the sales contract.

Project Execution Plan

The plan is to continue the tailings stabilization work and to consider alternative methods for stabilization of the historic Afton mill tailings. If New Gold elects to develop the C-zone, the development is forecast to commence in 2017. The current C-zone development schedule will provide a source of mill feed so that the New Afton Mine continues in production after completion of Lift 1 and B-3, however, the current production rate and the timing of the C-zone development result in decreased production as the upper zones are completed and the C-zone production commences. RPA recommends review and consideration of the production and development schedules to determine the optimum time to commence C-zone development.

New Afton plans to develop the C-zone with company crews and equipment. This is consistent with the latter portions of the Lift 1 development and the planned B-3 development.

C-zone Economic Analysis

An economic analysis of the C-zone project has been prepared on a stand-alone basis, however, it is assumed that the development will be concurrent with continued production from Lift 1 and B-3.

The economic analysis of the C-zone contained in this section is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this scoping study is based will be realized. A preliminary and/or definitive Feasibility Study will be required to further evaluate C-zone's economics.

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This evaluation is based upon the planning for the exploitation of Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There are no Mineral Reserves in the C-zone.

A Cash Flow Projection has been generated from the LOM production schedule and capital and operating cost estimates (Table 24-9). A summary of the key criteria is provided below.

Revenue

•	15,000 tonnes per day mining from underground (five million tonnes per year).
•	Mill recovery by zone, as indicated by testwork, averaging 86% for copper and 86% for gold.
•	Transportation and treatment of concentrates as per existing agreements.
•	Exchange rate US$1.00 = C$1.25.
•	Metal price: US$3.00/lb Cu, $1,300/ oz Au, and $16.00/oz Ag.
•	Revenue is recognized at the time of production.

Costs

•	Pre-production period: eight years (2015 to 2023).
•	Mine life: 4.3 years (five years including ramp-up).
•	Mine life capital totals $460 million.
•	Average operating cost over the mine life is $19.23 per tonne milled.

Taxation and Royalties

RPA has assumed that there is a 2% NSR to the SSN as it is assumed that the original Project expenditures will have been recovered prior to production from the C-zone.

RPA has relied upon New Gold for advice on the tax impact of the economic analysis and the estimated taxes are on a New Gold consolidated basis. This has a significant impact upon the tax applied to the C-zone. The consolidation includes New Gold’s Rainy River Project and, at lower gold prices, there are more tax pools available to C-zone and the drop in gold price would be more than offset by the increased tax deduction.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 24-22

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Date:	$212.533 INPUTS	UNITS	TOTAL	Year -3	Year -2	Year -1	2015 Year 1	2016 Year 2	2017 Year 3	2018 Year 4	2019 Year 5	2020 Year 6	2021 Year 7	2022 Year 8	2023 Year 9	2024 Year 10	2025 Year 11	2026 Year 12	2027 Year 13	2028 Year 14	2029 Year 15	2030 Year 16
MINING																						
Underground																						
Operating Days	350	days	5,600				350	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350
Tonnes milled per day		tonnes / day	1,121				-	-	-	-	-	-	-	-	4,105	13,833	15,643	15,643	12,225	-		-
Production	14,000	'000 tonnes	21,507				-	-	-	-	-	-	-	-	1,437	4,841	5,475	5,475	4,279	-		-
Au Grade	0.80	g/t	0.76				-	-	-	-	-	-	-	-	0.50	0.69	0.77	0.87	0.75	-	-	-
Ag Grade	1.20	g/t	1.80				-	-	-	-	-	-	-	-	1.83	1.81	1.85	1.96	1.53	-	-	-
Cu Grade	1.0%	%	0.80%				0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.65%	0.73%	0.78%	0.89%	0.82%	0.00%	0.00%	0.00%
Waste	-	'000 tonnes	122				-	-	-	-	-	-	-	-	122	-	-	-	-	-	-	-
Total Moved		'000 tonnes	21,629				-	-	-	-	-	-	-	-	1,558	4,841	5,475	5,475	4,279	-	-	-
PROCESSING																						
Mill Feed		'000 tonnes	21,507				-	-	-	-	-	-	-	-	1,437	4,841	5,475	5,475	4,279	-	-	-
Au Grade		g/t	0.76				-	-	-	-	-	-	-	-	0.50	0.69	0.77	0.87	0.75	-	-	-
Ag Grade		g/t	1.80				-	-	-	-	-	-	-	-	1.83	1.81	1.85	1.96	1.53	-	-	-
Cu Grade		%	0.80%				0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.65%	0.73%	0.78%	0.89%	0.82%	0.00%	0.00%	0.00%
As Grade		ppm													145.71	93.41	71.85	61.87	52.74			
Hg Grade		ppm													0.73	0.48	0.44	0.52	0.38			
Contained Au		oz	522,175				-	-	-	-	-	-	-	-	22,934	106,910	136,284	152,812	103,235	-	-	-
Contained Au		oz	1,245,678				-	-	-	-	-	-	-	-	84,677	281,097	324,832	344,347	210,725	-	-	-
Contained Cu		tonnes	171,117				-	-	-	-	-	-	-	-	9,313	35,170	42,870	48,842	34,922	-	-	-
Contained Mo		tonnes	-				-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Recovery															78.1%	84.4%	86.9%	89.6%	90.2%	86.3%		
Copper Concentrate																						
Au Recovery	85.5%	%	85.5%				85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%		
Ag Recovery	70.5%	%	70.5%				70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	0.0%	0.0%
Cu Recovery	86.3%	%	85.4%				86.3%	86.3%	86.3%	86.3%	86.3%	86.3%	86.3%	86.3%	78.1%	84.6%	86.3%	86.1%	86.5%	86.3%	0.0%	0.0%
As Recovery	80%						80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	
Hg Recovery	50%						50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	
Net Recovery																						
Au Recovery	85.5%	%	85.5%				85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	85.5%	0.0%	0.0%
Ag Recovery	70.5%	%	70.5%				70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	70.5%	0.0%	0.0%
Cu Recovery	86.3%	%	85.5%				86.3%	86.3%	86.3%	86.3%	86.3%	86.3%	86.3%	86.3%	79.0%	84.6%	86.3%	86.1%	86.5%	86.3%	0.0%	0.0%
Production																						
Copper Concentrate																						
Au		oz	446,460				-	-	-	-	-	-	-	-	19,608	91,408	116,523	130,654	88,266	-	-	-
Ag		oz	878,203				-	-	-	-	-	-	-	-	59,698	198,173	229,007	242,764	148,561	-	-	-
Cu		tonnes	146,342				-	-	-	-	-	-	-	-	7,271	29,765	37,011	42,072	30,223	-	-	-
Copper Concentrate		tonnes	562,854				-	-	-	-	-	-	-	-	27,965	114,481	142,351	161,815	116,242	-	-	-
Au grade in concentrate		g/t	24.7												21.8	24.8	25.5	25.1	23.6			
Ag grade in concentrate		g/t	48.5												66.4	53.8	50.0	46.7	39.8			
Cu grade in concentrate	26.00%	%	26.00%				26%	26%	26%	26%	26%	26%	26%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26.00%	26%	26%
Concentrate Moisture	7.5%																					
Total Concentrate Tonnes		wmt	605,068				-	-	-	-	-	-	-	-	30,062	123,067	153,028	173,951	124,961	-	-	-
Total Recovered																						
Au		**oz**	**446,460**				-	-	-	-	-	-	-	-	**19,608**	**91,408**	**116,523**	**130,654**	**88,266**	-	-	-
Ag		**oz**	**878,203**				-	-	-	-	-	-	-	-	**59,698**	**198,173**	**229,007**	**242,764**	**148,561**	-	-	-
Cu		**tonnes**	**146,428**				-	-	-	-	-	-	-	-	**7,357**	**29,765**	**37,011**	**42,072**	**30,223**	-	-	-
REVENUE	1																					
Metal Prices																						
Au	$ 1,300	US$/oz Au	$ 1,300.00			$	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300 $	1,300
Ag	16.00	US$/oz Ag	$ 16.00				16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00
Cu	3.00	US$/lb Cu	$ 3.00				3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
Exchange Rate	$ 1.00	C$/US$	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00 $	1.00
Copper Concentrate Payable %				If Grade <	Min Deduct	Max Payable																
Au		%	97.5%	15.0 g/t	1.00 g/t	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%	97.5%
Ag		%	90%	30.0 g/t	.00 g/t	90%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Cu		%	96%	33.3%	1%	97%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%	96.2%
Copper Concentrate Payable																						
Au		oz	435,298				-	-	-	-	-	-	-	-	19,118	89,123	113,610	127,388	86,059	-	-	-
Ag		oz	790,383				-	-	-	-	-	-	-	-	53,728	178,356	206,106	218,488	133,705	-	-	-
Cu		tonnes	140,714				-	-	-	-	-	-	-	-	6,991	28,620	35,588	40,454	29,061	-	-	-
Gross Revenue																						
Au Gross Revenue		US$ 'M	$566				$0	$0	$0	$0	$0	$0	$0	$0	$25	$116	$148	$166	$112	$0	$0	$0
Ag Gross Revenue		US$ 'M	$13				$0	$0	$0	$0	$0	$0	$0	$0	$1	$3	$3	$3	$2	$0	$0	$0
Cu Gross Revenue		US$ 'M	$931				$0	$0	$0	$0	$0	$0	$0	$0	$46	$189	$235	$268	$192	$0	$0	$0
Total Gross Revenue		US$ 'M	**$1,509**				**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$72**	**$308**	**$386**	**$437**	**$306**	**$0**	**$0**	**$0**
Transport																						
Cu Concentrate	$142.00 US$/DMT	US$ 'M	$85.9				$0	$0	$0	$0	$0	$0	$0	$0	$4	$17	$22	$25	$18	$0	$0	$0
Treatment																						
Cu Concentrate	$77.00 US$/DMT	US$ 'M	$43.3				$0	$0	$0	$0	$0	$0	$0	$0	$2	$9	$11	$12	$9	$0	$0	$0
Refining cost																						
Au	$5.50US/oz Au	US$ 'M	$2.4				$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1	$1	$0	$0	$0	$0
Ag	$0.45 US/oz Ag	US$ 'M	$0.4				$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cu	$0.08 US/lb Cu	US$ 'M	$23.9				$0	$0	$0	$0	$0	$0	$0	$0	$1	$5	$6	$7	$5	$0	$0	$0
Penalties																						
As			$4	0.3/0.1%			$0	$0	$0	$0	$0	$0	$0	$0	$1	$1	$1	$1	$1	$0	$0	$0
Hg																						
adjustment			($22)												($1)	($2)	($4)	($12)	($3)			
Total Charges		US$ 'M	$138				$0	$0	$0	$0	$0	$0	$0	$0	$8	$31	$36	$34	$30	$0	$0	$0
Royalty NSR	Input Rate Into Proforma	US$ 'M	$27				$0	$0	$0	$0	$0	$0	$0	$0	$1	$6	$7	$8	$6	$0	$0	$0
Net Revenue		**US$ 'M**	**$1,344**				**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$63**	**$272**	**$343**	**$395**	**$271**	**$0**	**$0**	**$0**
Unit NSR		**US$/t milled**	**$62.48**				-	-	-	-	-				**43.87**	**56.09**	**62.68**	**72.16**	**63.33**	-	-	-
CUT-OFF GRADE																						
Net Revenue by Metal																						
Au		%	41%				-	-	-	-	-				38%	42%	42%	41%	40%	-	-	
Ag		%	1%				-	-	-	-	-				1%	1%	1%	1%	1%	-	-	
Cu		%	57%				-	-	-	-	-				60%	57%	56%	55%	58%	-	-	
Revenue per Metal Unit (NSR Factor)																						
Au		$ per g Au	$34.00				-	-	-	-	-				$34.00	$34.00	$34.00	$34.00	$34.00	-	-	-
Ag		$ per g Ag	$0.31				-	-	-	-	-				$0.31	$0.31	$0.31	$0.31	$0.31	-	-	
Cu		$ per % Cu	$44.53				-	-	-	-	-				$40.65	$44.07	$44.95	$44.85	$45.06	-	-	-

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 24-23

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RPA
www.rpacan.com

Date:	$212.533 INPUTS	UNITS	TOTAL	Year -3	Year -2	Year -1	2015 Year 1	2016 Year 2	2017 Year 3	2018 Year 4	2019 Year 5	2020 Year 6	2021 Year 7	2022 Year 8	2023 Year 9	2024 Year 10	2025 Year 11	2026 Year 12	2027 Year 13	2028 Year 14	2029 Year 15	2030 Year 16
OPERATING COST																						
$C:$US	1.25			opex at US$1.11	opex CDN	OPEX at US$1.25																
Mining (Underground)	$8.60/t moved	US$/t milled	6.88	$7.75	$8.60	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	6.88	-	-
Processing	$11.90/t milled	US$/t milled	9.55	$10.75	$11.93	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	9.55	-	-
G&A	$3.50/t milled	US$/t milled	3.25	$3.15	$3.50	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	2.80	-	-
Total Unit Operating Cost	$24.00/t moved	US$/t milled	19.23	$21.65	$24.03	$19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	19.23	-	-
Mining (Underground)		US$ 'M	$148				-	-	-	-	-	-	-	-	9.9	33.3	37.7	37.7	29.4	-		
Processing		US$ 'M	$205				-	-	-	-	-	-	-	-	13.7	46.2	52.3	52.3	40.8	-		
G&A	$ 30,000	US$ 'M	$60				-	-	-	-	-	-	-	-	4.0	13.5	15.3	15.3	12.0	-		
Total Operating Cost		**US$ 'M**	**$413**				**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$27.6**	**$93.1**	**$105.3**	**$105.3**	**$82.3**	**$0.0**		
Operating Cashflow		US$ 'M	$930				$0	$0	$0	$0	$0	$0	$0	$0	$35	$178	$238	$290	$189	$0		
CAPITAL COST																						
Direct Cost	$C:$US	1.25																				
Plant and Equipment		US$ 'M	$0				$0	$0	$0	$0	$0	$0	$0	$0								
Capitalized mine development - Czone		US$ 'M	$142				$0	$0	$10	$17	$17	$24	$39	$36								
Exploration (capitalized)		US$ 'M	$0				$0	$0	$0	$0	$0	$0	$0	$0								
Buildings		US$ 'M	$0				$0	$0	$0	$0	$0	$0	$0	$0								
Mill Expansion		US$ 'M	$0				$0	$0	$0	$0	$0	$0	$0	$0								
C-Zone		US$ 'M	$168				$7	$2	$8	$27	$11	$0	$42	$70								
Total Direct Cost		**US$ 'M**	**$310**	**$0**	**$0**	**$0**	**$7**	**$2**	**$18**	**$44**	**$28**	**$24**	**$81**	**$106**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Other Costs																						
EPCM / Owners / Indirect Co	0%	US$ 'M	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Subtotal Costs		**US$ 'M**	**$310**	**$0**	**$0**	**$0**	**$7**	**$2**	**$18**	**$44**	**$28**	**$24**	**$81**	**$106**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Contingency	0%	US$ 'M	$39	$0	$0	$0	$1	$0	$2	$6	$4	$3	$10	$13								$0
Initial Capital Cost		**US$ 'M**	**$349**	**$0**	**$0**	**$0**	$8	$2	$20	$50	$32	$27	$92	$119	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Sustaining		US$ 'M	$101	$0	$0	$0									$38	$44	$10	$8	$0	$1		$0
Working Capital		US$ 'M	$0	$0		$0																$0
Reclamation and closure		US$ 'M	$9	$0	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$9		
Total Capital Cost		**US$ 'M**	**$460**	**$0**	**$0**	**$0**	**$8**	**$2**	**$20**	**$50**	**$32**	**$27**	**$92**	**$119**	**$38**	**$44**	**$10**	**$8**	**$0**	**$10**	**$0**	**$0**
PRE-TAX CASH FLOW																						
Net Pre-Tax Cashflow		US$ 'M	$471	$ -	$ -	$ -	$ (8)	$ (2)	$ (20)	$ (50)	$ (32)	$ (27)	$ (82)	$ (119)	$ (2)	$ 134	$ 228	$ 282	$ 189	$ (10)	$ -	$ -
Cumulative Pre-Tax Cashflow		US$ 'M		$ -	$ -	$ -	$ (8)	$ (10)	$ (30)	$ (79)	$ (111)	$ (138)	$ (230)	$ (349)	$ (352)	$ (218)	$ 10	$ 292	$ 481	$ 471	$ 471	$ 471
Taxes		US$ 'M	$149	$0	$0	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.1	$ 3.0	$ 15.0	$ 62.4	$ 68.7	$ -	$ -	$ -
After-Tax Cashflow		US$ 'M	$321	$ -	$ -	$ -	$ (8)	$ (2)	$ (20)	$ (50)	$ (32)	$ (27)	$ (82)	$ (119)	$ (2)	$ 131	$ 213	$ 219	$ 120	$ (10)	$ -	$ -
Cumulative After-Tax Cashflow		US$ 'M		$ -	$ -	$ -	$ (8)	$ (10)	$ (30)	$ (79)	$ (111)	$ (138)	$ (230)	$ (349)	$ (352)	$ (221)	$ (8)	$ 212	$ 331	$ 321	$ 321	$ 321
AISC All in sustaining cost																						
AISC All in sustaining cost			$ (5,691)				$0	$0	$0	$0	$0	$0	$0	$0	$1,387	-$201	-$688	-$889	-$869	$0	$0	$0
PROJECT ECONOMICS																						
Pre-Tax IRR		%	16.6%																			
Pre-tax NPV at 5% discounting	5.0%	US$ M	$213																			
Pre-tax NPV at 7.5% discounting	7.5%	US$ M	$136																			
Pre-tax NPV at 10% discounting	10.0%	US$ M	$81																			
After-Tax IRR		%	13.0%																			
After-Tax NPV at 5% discounting	5.0%	US$ M	$129																			
After-Tax NPV at 7.5% discounti	7.5%	US$ M	$72																			
After-tax NPV at 10% discountin	10.0%	US$ M	$32

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 24-24

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Cash Flow Analysis

Considering the C-zone project on a stand-alone basis, the undiscounted after-tax cash flow totals $321 million over the mine life, and simple payback occurs three years from start of production.

The after-tax Net Present Value (NPV) at a 5% discount rate is $129 million, and the Internal Rate of Return (IRR) is 13%.

Sensitivity Analysis

After-tax sensitivity analyses were prepared considering changes in the exchange rate, gold price, and copper price. The C-zone cash flow is most sensitive to changes in the exchange rate and the copper price. The sensitivity is shown in Table 24-10.

Table 24-10   After-tax Cash Flow Sensitivity

New Gold Inc. – New Afton Mine

Case	% of base	F/X C$:US$	Au ($/oz)	Cu ($/lb)	Ag ($/oz)	NPV at 5% ($M)	IRR (%)
Base	100%	1.25	1,300	3.00	16.00	129	13.0
F/x change	94%	1.18	1,300	3.00	16.00	118	12.3
F/x change	106%	1.33	1,300	3.00	16.00	140	13.6
Au change	108%	1.25	1,400	3.00	16.00	139	13.5
Au change	92%	1.25	1,200	3.00	16.00	123	12.5
Cu change	92%	1.25	1,300	2.75	16.00	100	11.3
Cu change	108%	1.25	1,300	3.25	16.00	161	14.6

As of the date of this Technical Report, New Gold intends to advance the C-zone project toward a Feasibility Study. There can be no assurance at this time whether the C-zone will be developed nor when the timing of any such development may actually occur.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 24-25

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25 Interpretation and Conclusions

RPA makes the following conclusions:

Mineral Resources

•	There is opportunity for discovery of more Mineral Resources at New Afton and further drilling is warranted.

•	The current drilling, core handling, logging, and core storage protocols in place at New Afton meet or exceed common industry standards.

•	The analytical procedures are appropriate and consistent with common industry practice.

•	The database management, validation, and assay QA/QC protocols are consistent with common industry practices.

•	The database is acceptable for use in Mineral Resource estimation.

•	The geological setting of New Afton is well understood, and the geological model used for the Mineral Resource estimate is reasonable and coherent.

•	The parameters, assumptions, and methodologies applied in generating the Mineral Resource estimate are reasonable and appropriate.

•	The classification criteria are appropriate and have been applied in a reasonable manner. Further, the classification is consistent with the terminology specified by the CIM definitions and adopted by NI 43-101.

•	RPA has reviewed the December 2014 block model, used for the current Mineral Resource estimate, and the September 2014 block model, used for the C-zone Scoping Study, and is of the opinion that the differences between the two block models are insignificant and will not result in a material change to the conclusions of the C-zone Scoping Study.

Mineral Reserves

•	The 2014 Mineral Reserve estimate was completed by New Afton personnel using PCBC and is based on the December 2014 Mineral Resource estimate, production records, and mine plans.

•	RPA has reviewed the assumptions and results of the estimation process and is of the opinion that the estimate has been prepared by competent qualified professionals and is consistent with the CIM definitions.

•	The estimated Mineral Reserves at the New Afton Mine are 42 Mt of Probable Mineral Reserves grading 0.84% Cu, 0.56 g/t Au, and 2.3 g/t Ag. All of the Mineral Reserves are in the A and B zones of the deposit.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 25-1

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•	The west cave has broken through to surface and the centre of the subsidence is offset from the centre of the cave. The Mineral Reserves are estimated based upon vertical caving and there is a potential risk to the estimate if the cave is inclined. The matter is being reviewed and actions are being taken to alleviate any potential impact in conjunction with engineering studies.

Mining

•	The New Afton deposit is being successfully exploited using block caving methods and the same methods are planned for the remaining Mineral Reserves.

•	There are Mineral Resources in addition to Mineral Reserves and there has been an internal study of the mining of the C-zone, which is located approximately 550 m below the B-1/B-2 mining horizon. The C-zone has the potential to extend the mine life by approximately four years (five years including ramp-up). The key issue related to the caving of the C-zone is the requirement to stabilize the historic Afton mill tailings as that impoundment may be impacted by subsidence from the cave. Work is continuing to determine the best method to stabilize the historic Afton tailings.

Processing

•	The mill is operating efficiently, and the expansion will provide capability to reduce grind size, resulting in an expected increase in recovery and an increase in throughput. Ongoing metallurgical testwork will optimize operations as required. The C-zone material is expected to respond in a manner similar to the current ore.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 25-2

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26 Recommendations

RPA makes the following recommendations:

Geology and Mineral Resources

•	Exploration and definition drilling should continue in order to expand and more fully define the mineralization at New Afton. As New Afton is an operating mine and is not generally required to disclose specific exploration plans on the property, RPA will not make more detailed recommendations in this regard.

•	RPA notes that SIM, which prepared the Mineral Resource estimate for the mine in 2014, recommends continued observation of the actual mined grades of antimony, mercury, and particularly arsenic in order to determine if revisions to the estimation methodology are warranted. RPA concurs with this recommendation.

Mining and Mineral Reserves

•	Review the potential impact of the west cave subsidence offset and implementation of actions to reduce any impact on production and on the Mineral Reserve estimates.

•	Continue caving operations in the B-1 and B-2 zones.

•	Complete more detailed reconciliation between production (mine and mill) and the PCBC model to confirm the Mineral Reserve estimation parameters.

•	Carry out development of B-3 for exploitation of the Mineral Reserves in this zone.

•	Continue the historic Afton mill tailings stabilization work as planned to assess stabilization methods as part of the C-zone planning.

•	Review the C-zone planning to reduce the potential dip in the production plan at the start of the C-zone production.

Processing

•	Complete additional testwork on the C-zone samples to provide for information on thickening and filtering to assure that present equipment will be suitable for C-zone integration into future production.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 26-1

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27 References

ALS (2014): Metallurgical Testing of the Afton C-zone Samples, New Afton Mine New Gold Inc. KM4337, 358 p. (September 2014).

AMC Consultants Pty Ltd. (2007), Afton Project Feasibility Study, Underground Mining Study.

Behre Dolbear & Company, Ltd. (2003a): Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C., 161 p., filed on SEDAR.

Behre Dolbear & Company, Ltd. (2003b): Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C., 161 p., filed on SEDAR.

Behre Dolbear & Company, Ltd. (2004): Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C., 160 p., filed on SEDAR.

Bergen, R. D., Rennie, D. W., Scott, K. C. (2009): Technical Report on the New Afton Project, British Columbia, Canada, 194 p., filed on SEDAR.

BGC Engineering Inc. (2014a): New Gold Inc., New Afton TSF, Scoping Study Update, Final, July 2, 2014.

BGC Design Memorandum (2014b): New Afton Project, Block Caving Review: Preliminary 2D FLAC Modeling for TSF Dam, August 19, 2014.

BGC Design Memorandum (2014bc: New Afton Project, Block Caving Review: 2D FLAC Modeling of Fracture Propagation, September 25, 2014.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 2014): CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10, 2014.

Carter, N. C., 1981, Porphyry Copper and Molybdenum Deposits West-Central British Columbia, Journal Name, British Columbia Ministry of Energy, Mines, and Petroleum Resources, Bulletin 64, 150 p.

Hatch Ltd. (2007): New Afton Project Detailed Feasibility Study.

Itasca Consulting Group Inc. (2014a): Analysis of Potential Mining Induced Fracture Opening at New Afton Mine, August 15, 2014.

Itasca Consulting Group Inc. (2014b): Analysis of Caving and Subsidence at New Afton Mine – C-zone Calibration and Forward Modelling, September 26, 2014.

Itasca Consulting Group Inc. (2014c): New Afton C-zone Dilution Modelling, September 26, 2014.

Itasca Consulting Group Inc. (2014d): Analysis of Caving and Subsidence at New Afton Mine – C-zone Calibration and Forward Modelling, November 17, 2014.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 27-1

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Knight Piesold Consulting (2014a): New Gold Inc., New Afton, Preliminary Report on Stabilization of Historic Area 1 Tailings for C-zone Development, September 12, 2014.

Knight Piesold Consulting (2014b): New Gold Inc., New Afton, Preliminary Report on Stabilization of Historic Area 1 Tailings for C-zone Development, November 24, 2014.

Knight Piesold Consulting (2014c): New Gold Inc., New Afton, Historic Area 1 TSF – Phase 1 and 2 Site Investigation Report October 24, 2014.

Konst, R. (2006): New Afton Project 2005-2006 Drilling Program, Sample Preparation and Analytical Quality Control Report, internal report to New Gold Inc., 17 p.

Lipske, J., and Wade, D. (2014): Geological Model of the New Afton Copper and Gold Deposit, British Columbia, internal report to New Gold Inc., 53 p.

New Gold Annual Report (2013): filed on SEDAR.

New Gold Inc. (2015): C-zone Project Study Executive Summary, internal report to New Gold Inc., 41 p.

New Gold Inc. (2015): New Afton Mine, Internal Report, C-zone Project Study, Draft, February, 2015.

Price, R. A. (1994): Cordilleran Tectonics; in Geological Atlas of the Western Canadian Sedimentary Base, G. D. Mossop and I. Shetsen (comp.), Canadian Society of Petroleum Geologists and Alberta Research Council, URL http://www.ags.gov.ab.ca/publications/wcsb_atlas/atlas.html.

Sim, R., and Davis, B. (2014): Mineral Resource Model, Draft internal report to New Gold, 52 p. (September 5, 2014).

Sim, R., and Davis, B. (Draft 2015): Mineral Resource Model and Estimate of Mineral Resources as of December 31, 2014, Draft internal report to New Gold, 51 p.

Wallis, S., and Giroux, G. (2006): Technical Report on the New Afton Project, internal report to New Gold Inc., 44 p.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 27-2

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28 Date and Signature Page

This report titled “Technical Report on the New Afton Mine, British Columbia, Canada” and dated March 23, 2015, was prepared and signed by the following authors:

(Signed & Sealed) “R. Dennis Bergen”

Dated at Vancouver, BC
March 23, 2015	R. Dennis Bergen, P.Eng.
Associate Principal Mining Engineer

(Signed & Sealed) “David W. Rennie”

Dated at Vancouver, BC
March 23, 2015	David W. Rennie, P.Eng.
Principal Geologist

(Signed & Sealed) “Holger Krutzelmann”

Dated at Toronto, ON
March 23, 2015	Holger Krutzelmann, P.Eng.
Associate Principal Metallurgist

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 28-1

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29 Certificate of Qualified Person

R. Dennis Bergen

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, prepared for New Gold Inc. and dated March 23, 2015, do hereby certify that:

1.	I am an Associate Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute of Technology in Burnaby, B.C., Canada, in 1972 with a Diploma in Mining Technology.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg. #16064) and as a Licensee with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660). I have worked as an engineer for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation, and review of mining operations.
•	Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation.
•	Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
•	General Manager of the Ketza River Mine, Yukon, Canada
•	VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
•	General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
•	Mine Manager at three different mines with open pit and underground operations.
•	Consulting engineer (RPA Associate Principal Mining Engineer) for over eight years working on project reviews, engineering studies, Mineral Reserve audits, technical report preparation and other studies for a wide range of worldwide projects.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the New Afton mine December 2 to 3, 2014 and I have previously visited the New Afton mine on occasions since September 2009.

6.	I am responsible for Sections 15, 16, 19-22, and 24 and I share responsibility for sections 1, 18, 25, 26, and 27 of the Technical Report.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 29-1

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7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I am a co-author of a previous Technical Report on the New Afton Mine dated December 31, 2009, and I have reviewed the annual Mineral Reserve estimates for New Afton over the period 2010 to 2014.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2015

(Signed & Sealed) “R. Dennis Bergen”

Raymond Dennis Bergen, P.Eng.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 29-2

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David W. Rennie

I, David W. Rennie, P.Eng., as an author of this report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, prepared for New Gold Inc. and dated March 23, 2015, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. My office address is Suite 388, 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4.

2.	I am a graduate of the University of British Columbia in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg. #13572). I have worked as a geological engineer for a total of 36 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.
•	Consultant Geologist to a number of major international mining companies providing expertise in conventional and geostatistical resource estimation for properties in North and South Americas, and Africa.
•	Chief Geologist and Chief Engineer at a gold-silver mine in southern B.C.
•	Exploration geologist in charge of exploration work and claim staking with two mining companies in British Columbia.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have visited the New Afton Mine on numerous occasions, the most recent being December 2 and 3, 2014.

6.	I am responsible for Sections 2 to 12, 14, and 23 and parts of Sections 1, 25, 26, 27, 30 and 31 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared a previous Technical Report on the New Afton Mine dated December 21, 2009.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 29-3

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2015

(Signed & Sealed) “David W. Rennie”

David W. Rennie, P. Eng.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 29-4

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Holger Krutzelmann

I, Holger Krutzelmann, P. Eng., as an author of this report entitled “Technical Report on the New Afton Mine, British Columbia, Canada”, prepared for New Gold Inc. and dated March 23, 2015, do hereby certify that:

1.	I am Vice President, Metallurgy & Environment, and Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.	I am registered as a Professional Engineer with Professional Engineers Ontario (Reg. #90455304). I have worked in the mineral processing field, in operating, metallurgical, managerial; and engineering functions, for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
•	Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.
•	Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Project on December 2 and 3, 2014.

6.	I am responsible for Sections 13 and 17 and share responsibility for Sections 1, 18, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2015

(Signed & Sealed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 29-5

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30 Appendix 1

List of Surface and Under-Surface Tenures

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 30-1

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Table A1-1 Surface Tenures (Fee Simple Lands)

New Gold Inc. - New Afton Mine

Parcel Identifier	Folio/Roll Number	General Area	Property Location	BC Assessment Class
013-012-541	31 724 01005.000 1 3	Mine Permit Area	Kamloops Rural	Major Industry
013-012-550	31 724 01010.000 1 6	Mine Permit Area	Kamloops Rural	Major Industry
013-012-568	31 724 01015.000 1 1	Mine Permit Area	Kamloops Rural	Major Industry
013-012-576	31 724 01020.000 1 4	Mine Permit Area	Kamloops Rural	Major Industry
013-012-584	31 724 01025.000 1 9	Mine Permit Area	Kamloops Rural	Major Industry
013-012-592	31 724 01030.000 1 2	Mine Permit Area	Kamloops Rural	Major Industry
013-012-614	31 724 01035.000 1 7	Mine Permit Area	Kamloops Rural	Major Industry
013-012-622	31 724 01040.000 1 0	Mine Permit Area	Kamloops Rural	Major Industry
004-603-222	31 724 12585.050 1 3	Mine Permit Area	Kamloops Rural	Major Industry
014-421-666	31 724 12582.000 1 1	Mine Permit Area	Kamloops Rural	Major Industry
016-315-863	31 724 02075.000 1 6	Contiguous	Kamloops Rural	Major Industry
014-314-371	31 724 02245.000 1 1	Contiguous	Kamloops Rural	Business/Other
014-295-857	31 724 12585.000 1 8	Contiguous	Kamloops Rural	Farm
014-295-903	31 724 12585.010 1 7	Contiguous	Kamloops Rural	Farm
014-296-331	31 724 12586.000 1 7	Contiguous	Kamloops Rural	Farm
014-296-543	31 724 12586.010 1 6	Contiguous	Kamloops Rural	Farm
014-296-349	31 724 12586.020 1 5	Contiguous	Kamloops Rural	Farm
014-297-230	31 724 12587.000 1 6	Contiguous	Kamloops Rural	Farm
014-301-750	31 724 12593.000 1 8	Contiguous	Kamloops Rural	Farm
014-301-806	31 724 12594.000 1 7	Contiguous	Kamloops Rural	Farm
014-303-191	31 724 12595.000 1 6	Contiguous	Kamloops Rural	Farm
014-308-711	31 724 12597.010 1 3	Contiguous	Kamloops Rural	Farm
014-306-221	31 724 12597.030 1 1	Contiguous	Kamloops Rural	Farm
014-309-149	31 724 12598.020 1 1	Contiguous	Kamloops Rural	Farm
014-309-084	31 724 12598.000 1 3	Contiguous	Kamloops Rural	Farm

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 30-2

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Table A1-2 Mineral Tenures

New Gold Inc. - New Afton Mine

Listing as of Nov 19 2014:	Tenure No	Claim Name	Map No	Expiry Date	Area (ha)	Status
Mine Lease	546063		092I	2024/Nov/29	902.3000	ML

Afton Mine Permit Area (MPA)	372644	AFTON 8	092I068	2017/Mar/08	9.7113	Legacy
Afton MPA	372645	AFTON 9	092I068	2017/Mar/08	1.0294	Legacy
Afton MPA	372646	AFTON 10	092I068	2017/Mar/08	8.9981	Legacy
Afton MPA	372647	AFTON 11	092I068	2017/Mar/08	4.9477	Legacy
Afton MPA	378688	AFTON 8	092I068	2017/Mar/08	431.9846	Legacy
Afton MPA	379304	AFTON 19	092I068	2017/Mar/08	0.5487	Legacy
Afton MPA	379305	AFTON 20	092I068	2017/Mar/08	0.0306	Legacy
Afton MPA	379306	AFTON 25	092I068	2017/Mar/08	0.0306	Legacy
Afton MPA	379311	AFTON 30	092I068	2017/Mar/08	0.0306	Legacy
Afton MPA	379312	AFTON 31	092I068	2017/Mar/08	0.0306	Legacy
Afton MPA	514167	AFTON	092I	2017/Mar/08	225.1387	Cell
Afton MPA	514194		092I	2017/Mar/08	1516.5134	Cell
Afton MPA	517047	AFTON	092I	2017/Mar/08	21.1079	Cell
Afton MPA	517157	AFTON	092I	2017/Mar/08	204.7638	Cell
Afton MPA	517360	NEW AFTON	092I	2017/Mar/08	12.3888	Cell
Afton MPA	524303	AFTON DAM	092I	2017/Mar/08	5.9940	Cell
Afton MPA	524304	AFTON DAM 1	092I	2017/Mar/08	7.4412	Cell
Afton MPA	524305	AFTON DAM 2	092I	2017/Mar/08	5.1383	Cell
Afton MPA	525508	AFTON DAM 3	092I	2017/Mar/08	0.9479	Cell
Afton MPA	528243	SMELTER	092I	2017/Mar/08	15.1986	Cell
Afton MPA	534787	AF EXT 11	092I	2017/Mar/08	20.4817	Cell
Afton MPA	534788	AF EXT12	092I	2017/Mar/08	20.4763	Cell
Afton MPA	534795	AF EXT 13	092I	2017/Mar/08	20.4817	Cell
Afton MPA	537230	AFTON DAM 3	092I	2017/Mar/08	6.0517	Cell
Afton MPA	537231	AFTON DAM 2	092I	2017/Mar/08	0.1671	Cell
Afton MPA	552399	ML EXT 1	092I	2016/Feb/20	1.0793	Cell
Afton MPA	552400	ML EXT 2	092I	2016/Feb/20	0.1185	Cell
Afton MPA	765242	HUGH 6 REPL	092I	2016/May/02	15.1097	Cell

Contiguous	378918	Hugh 1		2015/Jun 17	25.0000	Legacy
Contiguous	378919	Hugh 2		2015/Jun 17	25.0000	Legacy
Contiguous	378920	Hugh 3		2015/Jun 17	25.0000	Legacy
Contiguous	378921	Hugh 4		2015/Jun 17	25.0000	Legacy
Contiguous	378922	Hugh 5		2015/Jun 17	25.0000	Legacy
Contiguous	528575	KAMLOOPS COPPER PAST	092I	2016/Mar/08	81.7720	Cell
Contiguous	529020	COPPER LOAD	092I	2016/Feb/27	20.4852	Cell

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 30-3

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Listing as of Nov 19 2014:	Tenure No	Claim Name	Map No	Expiry Date	Area (ha)	Status
Contiguous	529257	MAXINE NO 2	092I	2016/Mar/08	40.8805	Cell
Contiguous	529749	MAXINE GROUP #2	092I	2016/Mar/08	61.3262	Cell
Contiguous	529830	MAXINE #3	092I	2016/Mar/08	102.2175	Cell
Contiguous	534320	KAMLOOPS GOLD DEPOSIT	092I	2016/Mar/08	64.7850	Cell
Contiguous	534321	KAMLOOPS GOLD NO 2	092I	2016/Mar/08	4.9141	Cell
Contiguous	534322	JUST IN CASE	092I	2016/Mar/08	20.4673	Cell
Contiguous	534896	AFTON N 2	092I	2017/Mar/08	224.9055	Cell
Contiguous	534923	MAX\1	092I	2016/Mar/08	122.6807	Cell
Contiguous	536450	KAMLOOPS BIG ONE	092I	2016/Mar/08	122.7943	Cell
Contiguous	537385	AFTON NW 2	092I	2017/Mar/08	511.2499	Cell
Contiguous	537387	AFTON NW 3	092I	2017/Mar/08	981.8576	Cell
Contiguous	538320	AFTON NW 1	092I	2017/Mar/08	1065.9514	Cell
Contiguous	548542	AFTON NW 4	092I	2016/Mar/08	40.9190	Cell
Contiguous	549226	AFTON NW 5	092I	2016/Mar/08	424.8077	Cell
Contiguous	549268	AFTON NW 6	092I	2016/Mar/08	17.3036	Cell
Contiguous	549270	AFTON NW 7	092I	2016/Mar/08	81.9232	Cell
Contiguous	554986	AFTON NW 8	092I	2016/Mar/08	163.5742	Cell
Contiguous	606247	AFTON NW 8	092I	2016/Jun/18	7.9984	Cell
Contiguous	594462	AFTON EEA	092I	2015/Nov/18	184.41	Cell
Contiguous	642268	AFTON NW 9	092I	2015/Sep/28	6.0615	Cell
Contiguous	795104	AFTON NW 10	092I	2016/Jun/19	40.9651	Cell
Contiguous	830915	AFTON NW 11	092I	2015/Aug/01	6.4914	Cell
Contiguous	830920	AFTON NW 12	092I	2015/Aug/01	15.9826	Cell
Contiguous	830925	AFTON NW 13	092I	2015/Aug/01	429.2190	Cell
Contiguous	831347	AFTON NW 14	092I	2015/Aug/11	40.9242	Cell
Contiguous	832096	AFTON NW 15	092I	2015/Aug/25	20.49	Cell
Contiguous	837062	AFTON WEST	092I	2015/Oct/31	430.2645	Cell
Contiguous	855837	AFTON NW 16	092I	2016/May/27	20.4620	Cell
Contiguous	862155	AFTIN NW 17	092I	2016/Jun/30	40.8820	Cell
Contiguous	1011918	AFTON NW 10	092I	2015/Aug/10	122.8264	Cell
Contiguous	1016942	AFTON NW18	092I	2016/Feb/15	20.4420	Cell
Contiguous	1025173	AFTON NW 19	092I	2016/Jan/16	20.4402	Cell
Contiguous	1026061	DORADO	092I	2015/Sep/20	102.4832	Cell

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 30-4

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31 Appendix 2

Variogram Models

Parameters for the variogram models for each element summarized by domain. Note that all models are spherical unless otherwise noted.

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 31-1

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Table A2-1   Variogram Models For Gold

New Gold Inc. - New Afton Mine

				1st Structure			2nd Structure
Domain	Nugget	S1	S2	Range (m)	AZ	Dip	Range (m)	AZ	Dip
Main	0.450	0.336	0.214	34	49	67	274	72	56
>4,900 m				33	215	23	208	76	-34
				17	307	5	83	345	-2
Main	0.497	0.268	0.235	87	88	41	398	98	12
<4,900 m				43	91	-49	305	82	-77
				20	359	-1	43	187	-3
HW1	0.446	0.355	0.199	38	69	-1	452	116	49
				12	342	70	124	319	39
				11	159	20	45	39	-12
HW2	0.370	0.503	0.128	23	57	-21	203	242	46
				17	137	24	72	118	28
				3	4	57	12	10	31
Other	0.730	0.200	0.069	70	68	-2	578	283	-1
				31	345	72	405	225	87
				6	158	18	152	193	-2
Monzonite	0.293	0.502	0.205	78	276	79	350	61	-5
				33	106	11	87	263	-85
				7	16	2	67	151	-2

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 31-2

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Table A2-2   Variogram Models For Copper

New Gold Inc. - New Afton Mine

				1st Structure			2nd Structure
Domain	Nugget	S1	S2	Range (m)	AZ	Dip	Range (m)	AZ	Dip
Main	0.351	0.334	0.314	34	86	25	260	161	83
>4,900 m				29	268	65	228	71	0
				28	356	-1	73	341	7
Main	0.457	0.304	0.239	130	90	43	607	121	81
<4,900 m				52	317	37	181	97	-8
				31	26	-26	34	7	4
HW1	0.279	0.527	0.194	66	304	65	377	71	40
				24	119	25	171	308	33
				16	30	-2	61	13	-33
HW2	0.445	0.397	0.158	38	80	-4	646	284	40
				14	165	51	72	177	19
				6	173	-39	59	68	44
Other	0.450	0.452	0.098	49	353	-47	432	65	77
				14	47	29	262	66	-13
				13	299	28	121	336	0
Monzonite	0.298	0.483	0.219	116	91	34	393	190	19
				39	289	55	152	102	-5
				14	7	-9	151	27	71

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 31-3

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Table A2-3   Variogram Models For Silver

New Gold Inc. - New Afton Mine

				1st Structure			2nd Structure
Domain	Nugget	S1	S2	Range (m)	AZ	Dip	Range (m)	AZ	Dip
Main	0.500	0.254	0.246	36	209	49	441	135	86
>4,900 m				27	29	41	237	72	-2
				21	299	0	79	342	4
Main	0.481	0.353	0.166	113	41	60	154	93	78
<4,900 m				28	325	-8	144	101	-12
				2	239	28	44	10	-2
HW1	0.382	0.459	0.159	57	316	69	496	60	50
				32	118	20	166	293	27
				10	30	-6	60	8	-27
HW2	0.600	0.237	0.163	13	232	55	159	288	49
				13	78	32	115	4	-12
				7	340	12	56	84	39
Other	0.600	0.336	0.064	20	184	-4	197	345	67
				18	276	-22	108	106	12
				7	264	68	60	21	-19
Monzonite	0.408	0.348	0.244	44	310	68	815	192	36
				17	342	-19	96	334	48
				4	69	11	31	87	20

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 31-4

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Table A2-4 Variogram Models For Palladium,

Antimony, Arsenic, and Mercury

New Gold Inc. - New Afton Mine

				1st Structure			2nd Structure
Element	Nugget	S1	S2	Range (m)	AZ	Dip	Range (m)	AZ	Dip
Palladium	0.350	0.542	0.108	19	287	-38	399	99	55
				11	357	24	206	48	-23
				7	243	43	157	329	24
Arsenic	0.200	0.518	0.282	72	6	-59	359	225	73
				18	119	-13	237	67	16
				7	36	27	112	336	6
Mercury	0.300	0.508	0.192	63	12	-59	617	227	80
				20	303	12	271	69	9
				7	39	28	118	339	4
Antimony	0.284	0.544	0.172	46	212	63	394	227	77
				22	120	1	265	66	13
				7	30	27	127	335	4

New Gold Inc. – New Afton Project, Project #2400 Technical Report NI 43-101 – March 23, 2015	Page 31-5